  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 1998. THIS REGISTRATION STATEMENT HAS NOT BEEN MADE EFFECTIVE. INFORMATION CONTAINED
                 HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 20-F

(MARK ONE)

[X]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(B)
                 OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[_]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the fiscal year ended:

                                      OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  for the transition period from      to

                         COMMISSION FILE NUMBER:

                      TELE NORTE LESTE PARTICIPACOES S.A.

            (Exact name of Registrant as specified in its charter)

                       TELE NORTE LESTE HOLDING COMPANY
                (Translation of Registrant's name into English)

                       THE FEDERATIVE REPUBLIC OF BRAZIL
                (Jurisdiction of incorporation or organization)

              SCN-QUADRA CN2, LOTE F, 2(degrees) ANDAR, SALA 200
                             BRASILIA, DF, BRAZIL
                   (Address of principal executive offices)

  SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE
                                     ACT:


         TITLE OF EACH CLASS        NAME OF EACH EXCHANGE ON WHICH REGISTERED
         -------------------        -----------------------------------------
   Preferred Shares, without par
    value..........................         New York Stock Exchange*

--------
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange

  SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE
                                   ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                               OF THE ACT: None

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the last fiscal year covered by this Registration Statement: None

  Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes   No X

   Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17   Item 18 X

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-------------------------------------------------------------------------------

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

  THIS PRELIMINARY REGISTRATION STATEMENT ON FORM 20-F HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") BUT HAS NOT BEEN DECLARED
             EFFECTIVE AND IS SUBJECT TO COMMENT BY THE COMMISSION.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
          PRESENTATION OF INFORMATION...................................   ii
          GLOSSARY OF TERMS.............................................   vi
          EXCHANGE RATES................................................   ix

                                     PART I

 ITEM 1.  Description of Business.......................................    1
 ITEM 2.  Description of Property.......................................   31
 ITEM 3.  Legal Proceedings.............................................   31
 ITEM 4.  Control of Registrant.........................................   33
 ITEM 5.  Nature of Trading Market......................................   33
 ITEM 6.  Exchange Controls and Other Limitations Affecting Security
          Holders.......................................................   36
 ITEM 7.  Taxation......................................................   37
 ITEM 8.  Selected Financial Data.......................................   42
 ITEM 9.  Management's Discussion and Analysis of Financial Condition
          and Results of Operations.....................................   46
 ITEM 9A. Quantitative and Qualitative Disclosures about Market Risk....   61
 ITEM 10. Directors and Officers of Registrant..........................   61
 ITEM 11. Compensation of Directors and Officers........................   64
 ITEM 12. Options to Purchase Securities from Registrant or
          Subsidiaries..................................................   64
 ITEM 13. Interest of Management in Certain Transactions................   64

                                    PART II

 ITEM 14. Description of Securities to be Registered....................   66

                                    PART III

 ITEM 15. Defaults upon Senior Securities...............................   79
 ITEM 16. Changes in Securities and Changes in Security for Registered
          Securities....................................................   79

                                    PART IV

 ITEM 17. Consolidated Financial Statements.............................   79
 ITEM 18. Consolidated Financial Statements.............................   79
 ITEM 19. Consolidated Financial Statements and Exhibits................   79

                          PRESENTATION OF INFORMATION

OVERVIEW

  Tele Norte Leste Participacoes S.A. (the "Registrant"), a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), was formed upon the reorganization of Telecomunicacoes Brasileiras S.A.--Telebras ("Telebras"), a corporation organized under the laws of Brazil that, together with its operating subsidiaries (the "Telebras System"), was the primary supplier of public telecommunications services in Brazil. On May 22, 1998, the shareholders of Telebras approved the restructuring of the Telebras System to form, in addition to Telebras, twelve new telecommunications companies (the "New Holding Companies") by means of a procedure under Brazilian corporate law called cisao or "split-up". The New Holding Companies were allocated virtually all the assets and liabilities of Telebras, including the shares held by Telebras of the operating companies of the Telebras System. The New Holding Companies, together with their respective subsidiaries, comprise (a) three regional fixed-line operators, (b) eight regional cellular operators and (c) one national long-distance carrier. The separation of the Telebras System into the New Holding Companies and their respective subsidiaries is referred to in this Registration Statement on Form 20-F (the "Registration Statement") as the "Breakup" of Telebras. Prior to the Breakup, Telebras, through its operating subsidiaries, was the primary supplier of public telecommunications services in Brazil. See "Description of Business--Background" and "--The Company."

  The Registrant is one of the New Holding Companies formed upon the Breakup of Telebras. In the Breakup, all of the share capital held by Telebras in Telecomunicacoes do Rio de Janeiro S.A. ("Telerj"), Telecomunicacoes de Minas Gerais S.A. ("Telemig"), Telecomunicacoes do Espirito Santo S.A. ("Telest"), Telecomunicacoes da Bahia S.A. ("Telebahia"), Telecomunicacoes de Sergipe S.A. ("Telergipe"), Telecomunicacoes de Alagoas S.A. ("Telasa"), Telecomunicacoes de Pernambuco S.A. ("Telpe"), Telecomunicacoes da Paraiba S.A. ("Telpa"), Telecomunicacoes do Rio Grande do Norte S.A. ("Telern"), Telecomunicacoes do Ceara S.A. ("Teleceara"), Telecomunicacoes do Piaui S.A. ("Telepisa"), Telecomunicacoes do Maranhao S.A. ("Telma"), Telecomunicacoes do Amapa S.A. ("Teleamapa"), Telecomunicacoes do Para S.A. ("Telepara"), Telecomunicacoes do Amazonas S.A. ("Telamazon") and Telecomunicacoes de Roraima S.A. ("Telaima") (together, the "Subsidiaries") was transferred to the Registrant. A substantial part of the Registrant's assets is comprised of share capital of its subsidiaries. The Registrant relies largely on dividends from its subsidiaries to meet its need for cash, including for the payment of dividends to its shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company, as defined below, is the principal provider of fixed-line public telecommunications services in the northern, northeastern and eastern regions of Brazil.

  As used herein, the "Company" refers to the Registrant and its consolidated Subsidiaries, except that any references to the Company, its financial condition, its results of operations and other statistical information concerning the Company at any date or for any period ended before January 1, 1998 are to the fixed-line telecommunications operations of the Subsidiaries. Prior to January 1, 1998, each Subsidiary also had a cellular telephone business. In preparation for the Breakup of Telebras, on January 30, 1998, the cellular telephone businesses of the Subsidiaries were "spun off" effective January 1, 1998 to newly formed cellular companies. See "Description of Business--Background" and "--The Company."

PRESENTATION OF FINANCIAL INFORMATION

 FINANCIAL STATEMENTS AND MINORITY INTERESTS

  The audited consolidated balance sheets included herein as of December 31, 1996 and 1997 and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 1995, 1996 and 1997, (including the notes thereto, the "Consolidated Financial Statements") are the consolidated financial statements of the Registrant and the subsidiaries. The portion of the consolidated equity and net income of the Subsidiaries attributable to shareholders of the Subsidiaries other than Telebras at December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 is reflected as "minority interests" in the Consolidated Financial Statements. At December 31, 1997, such minority shareholders directly and indirectly owned the percentages shown in the table below of the share capital of the Subsidiaries, respectively. Substantially all such share capital is comprised of preferred shares originally issued from time to time by the Subsidiaries in connection with such Subsidiaries' auto-financing activities. The consideration paid for such preferred shares was the higher of market or book value at the time of issuance, for shares issued after August 1996, and book value for shares issued prior to August 1996. A secondary trading market has developed in such preferred shares in which institutional and other investors participate. For a discussion of such auto-financing activities, see "Description of Business-- Rates-- Local Services."

                                                    % OF SHARE      % OF VOTING
                                                   CAPITAL OWNED    STOCK OWNED
                                                    BY MINORITY     BY MINORITY
 STATE                 SUBSIDIARY                 SHAREHOLDERS/1/ SHAREHOLDERS/1/
 -----                 ----------                 --------------- ---------------
                       Telecomunicacoes do
 Maranhao............. Maranhao S.A.-Telma.....          33              17
                       Telecomunicacoes do
 Piaui................ Piaui S.A.-Telepisa.....          22               2
                       Telecomunicacoes do
 Ceara................ Ceara S.A.-Teleceara....          21              15
                       Telecomunicacoes do Rio
                       Grande do Norte S.A.-
 Rio Grande do Norte.. Telern..................          25               7
                       Telecomunicacoes da
 Paraiba.............. Paraiba S.A.-Telpa......          28               5
                       Telecomunicacoes de
 Pernambuco........... Pernambuco S.A.-Telpe...          23               5
                       Telecomunicacoes de
 Alagoas.............. Alagoas S.A.-Telasa.....          22               3
                       Telecomunicacoes de
 Sergipe.............. Sergipe S.A.-Telergipe..          26              14
                       Telecomunicacoes da
 Bahia................ Bahia S.A.-Telebahia....          11               4
                       Telecomunicacoes de
 Roraima.............. Roraima S.A.-Telaima....          13               5
                       Telecomunicacoes do
 Amapa................ Amapa S.A.-Teleamapa....           9               6
                       Telecomunicacoes do
                       Amazonas S.A.-
 Amazonas............. Telamazon...............          20              16
                       Telecomunicacoes do Para
 Para................. S.A.-Telepara...........          31               3
                       Telecomunicacoes do Rio
 Rio de Janeiro....... de Janeiro S.A.-Telerj..          29              15
                       Telecomunicacoes de
                       Minas Gerais S.A.-
 Minas Gerais......... Telemig.................          17              11
                       Telecomunicacoes do
                       Espirito Santo S.A.-
 Espirito Santo....... Telest..................          15               7

--------
/1/Includes both direct and indirect ownership

  The Consolidated Financial Statements present the fixed-line telecommunications business of the Subsidiaries as the continuing operations and the cellular telephone business as discontinued operations for all periods. The assets and liabilities of the cellular telephone business are presented as net assets of discontinued operations.

 FORMATION OF REGISTRANT

  The separation of the fixed and cellular telecommunications businesses and the formation of the Registrant has been accounted as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telephone business were transferred from the Subsidiaries at their indexed historical cost. The Consolidated Financial Statements are not necessarily indicative of the financial position and results of operations that would have occurred for the three-year period ended December 31, 1997 had the fixed-line telecommunications businesses of the Subsidiaries been separate legal entities during such periods. See "Description of Business--Background," "--The Company" and Notes 1, 2 and 28 to the Consolidated Financial Statements.

  At the May 22, 1998 Telebras shareholders' meeting, the shareholders approved a specific structure for the shareholders' equity of each New Holding Company, which included an allocation of a portion of the retained earnings of Telebras. In this manner, the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities, for the formation of Tele Norte Leste Participacoes S.A. were established. Telebras retained within its own shareholders equity sufficient retained earnings from which to pay certain dividends and other amounts. Telebras allocated to each New Holding Company, the balance of its retained earnings in proportion to the total net assets allocated to each such Company. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies and resulted in an increase of R$1,906,669,000 in relation to the Company's historical retained earnings. See Note 28 to the Consolidated Financial Statements. Allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

  Prior to December 31, 1997 cash and certain non-specific debt of the cellular telecommunications business could not be segregated from the Subsidiaries. Accordingly, these amounts are included in the consolidated financial statements for periods ended before January 1, 1998. As a result, certain interest income and expense relating to the cellular telecommunications business could not be identified and, consequently, income from discontinued operations is presented before unallocated interest income (expense) and income tax expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the years ended December 31, 1995, 1996 and 1997--Allocated and unallocated interest expense and unallocated interest income."

  In connection with the formation of the Registrant, certain assets of Telebras in addition to its interests in the Subsidiaries were spun off to the Registrant. Such assets comprised cash and other current assets, noncurrent assets and certain investments. See Note 28 to the Consolidated Financial Statements, which includes a consolidated balance sheet of the Registrant reflecting all the assets spun off to the Registrant as of February 28, 1998. The Registrant received no indebtedness from Telebras, but received R$10,364 million of Telebras assets, including R$166 million in cash and cash equivalents. A substantial amount of such assets (principally investment in subsidiaries) is eliminated upon consolidation.

 EFFECTS OF INFLATION

  The Consolidated Financial Statements contained herein were prepared in accordance with generally accepted accounting principles in Brazil ("Brazilian GAAP") and are presented in Brazilian reais. Pursuant to Brazilian GAAP, the Consolidated Financial Statements and the other financial information presented herein recognize certain effects of changes in the purchasing power of Brazilian currency due to inflation and, unless otherwise specified, have been indexed and expressed in constant reais of December 31, 1997 purchasing power by using the daily changes or the monthly average values of the Unidade Fiscal de Referencia (the Tax Reference Unit or the "UFIR") through December 31, 1995.

  Until December 31, 1995, the relevant inflation index selected by the CVM and the one used for the constant currency method under Brazilian GAAP was the UFIR. Effective January 1, 1996, the Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM"), no longer requires Brazilian companies to restate their financial statements for reporting purposes in constant currency by indexing historical amounts using the UFIR. Restatement in constant currency is now optional and any general price index may be used. The Brazilian Institute of Accountants has recommended that the Indice Geral de Precos--Mercado (the General Prices Index-Market or the "IGP-M") be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of the general price inflation in Brazil and has elected the IGP-M for purposes of preparing its financial statements in accordance with the constant currency method as of January 1, 1996. See Note 2 to the Consolidated Financial Statements.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%; however, for accounting purposes, the constant currency method has continued to be applied. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare the financial statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare the financial statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation.

CURRENCY TRANSLATIONS

  All references herein to (i) the "real," "reais" or "R$" are to Brazilian reais (plural) and to the Brazilian real (singular), the official currency of Brazil and (ii) "U.S. dollars," "dollars" or "US$" are to United States dollars. As of July 1, 1994, the denomination of the Brazilian currency unit was changed to the real from the cruzeiro real (each real being equal to 2,750 cruzeiros reais at such time). All amounts in cruzeiros reais have been restated in reais in this Registration Statement. Certain amounts herein may not sum due to rounding.

  This Registration Statement contains translations of certain real amounts into U.S. dollars solely for the convenience of the reader. These translations should not be construed as representations that the real amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at the commercial buying rate for the purchase of U.S. dollars (the "Commercial Market Rate") published by Banco Central do Brasil (the "Central Bank of Brazil") for December 31, 1997, which was 1.1164 to US$1.00. The noon buying rate in New York City for cable transfers in reais as certified by the Federal Reserve Bank of New York has not been consistently reported for Brazilian currency during the periods for which data are presented in this Registration Statement. See "Exchange Rates" for information regarding rates of exchange.

MARKET INFORMATION

  Upon the Breakup of Telebras, holders of common and preferred Telebras shares ("Telebras Common Shares" and "Telebras Preferred Shares" and, together, "Telebras Shares") were deemed under Brazilian law to own, in addition to such Telebras Shares, one common or preferred share, as applicable, of each New Holding Company for each such Telebras Share held by them. Following the Breakup, the Telebras Common Shares and the common shares of the New Holding Companies have been traded as a unit on the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"), the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges (together with the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange, the "Brazilian Stock Exchanges"). Similarly, the Telebras Preferred Shares and the preferred shares of the New Holding Companies have been traded as a unit on the Brazilian Stock Exchanges. Telebras American Depositary Shares ("Telebras ADS"), each originally representing ownership of 1,000 Telebras Preferred Shares, have continued to trade on the New York Stock Exchange, Inc. (the "NYSE"), except that since the Breakup, each Telebras ADS has represented 1,000 Telebras Preferred Shares and deemed ownership of 1,000 preferred shares of each of the New Holding Companies. On September 21, 1998, the common shares and preferred shares of each New Holding Company are expected to commence trading separately on the Brazilian Stock Exchanges. It is expected that during or before October 1998 American Depositary Shares representing preferred shares of each New Holding Company will be issued and will commence trading separately on the NYSE. See "Nature of Trading Market" and "Description of Securities to be Registered-- Description of American Depositary Receipts in respect of Preferred Shares."

  References herein to the "Preferred Shares" and "Common Shares" are to the preferred shares and common shares, respectively, of the Registrant. References to the American Depositary Shares or "ADSs" are to American Depositary Shares, each representing 1,000 Preferred Shares. The ADSs will be evidenced by American Depositary Receipts ("ADRs").

                               GLOSSARY OF TERMS

  The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Registration Statement.

  Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge" or "network usage charge".

  Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

  AMPS (Advanced Mobile Phone Service): An analog cellular telephone service standard utilizing the 850 MHz band, in use in North America, parts of South America, Australia and various other areas.

  Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

  Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

  ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

  Automatic international roaming: A service which permits a subscriber to use his or her cellular phone on a foreign cellular operator's network. The subscriber may receive calls made to the subscriber's regular cellular number (such calls are "automatically" passed to the foreign operator's network).

  Band A Operator: A former Telebras cellular operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A".

  Band B Operator: A cellular operator that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B".

  Base station: In cellular mobile telecommunications, a radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

  Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

  CATV (Cable television): Cable or fiber-based distribution of TV programs.

  CDMA (Code Division Multiple Access): A standard of digital cellular technology.

  Cell: The geographic area covered by a single base station in a cellular mobile phone system.

  Cell splitting: The process of dividing cells into smaller coverage areas by reducing their power output and the antenna height of the station transmitter. Cell splitting increases capacity in a particular area by allowing for the further reuse of frequencies by a mobile communications system.

  Cellular service: A mobile telephone service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular system service area.

  Channel: One of a number of discrete frequency ranges utilized by a base station.

  Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

  Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

  Exchange: See Switch.

  Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

  Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

  ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

  Leased high-speed data communication: The digital exchange of information at speeds exceeding 64Kbps transmitted through mediums that are leased to users for their exclusive use.

  Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

  Manual international roaming: A service that permits a subscriber to use his or her cellular phone on a foreign cellular operator's network. The subscriber may only receive calls made to a temporary number issued to the subscriber by the foreign operator for use while roaming.

  Microcells: A small cell covered by a low-power base station. Microcells can cover small areas such as a single building.

  Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

  Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge" or "interconnection charge".

  Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

  Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

  PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

  Penetration: The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

  Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

  PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

  Repeaters: A device that amplifies an input signal for retransmission.

  Roaming: A function that enables cellular subscribers to use their cellular phone on networks of operators other than the one with which they signed their initial contract.

  Satellite services: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

  SDH (Synchronous Digital Hierarchy): A hierarchy set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

  Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

  Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

  TDMA (Time Division Multiple Access): A standard of digital cellular technology.

  Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

  Value Added Services: Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network.

                                EXCHANGE RATES

  There are two legal foreign exchange markets in Brazil--the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. As used herein, the "Commercial Market Rate" for any day is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank of Brazil. As used herein, the "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank of Brazil. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank of Brazil.

  On July 1, 1994 the real replaced the cruzeiro real as the unit of Brazilian currency, with each real being equal to 2,750 cruzeiros reais. The issuance of reais was initially subject to quantitative limits backed by a corresponding amount of U.S. dollars in resources, but the Federal Government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real and the U.S. dollar (R$1.00 to US$1.00) as a ceiling. On March 6, 1995, the Central Bank of Brazil announced that it would intervene in the market and buy or sell U.S. dollars, and established a trading band (faixa de flutuacao) for the Commercial Market Rate (which is defined through auction) within which the exchange rate between the real and the U.S. dollar could fluctuate. The Central Bank of Brazil initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that, from and after May 2, 1995, the band would fluctuate between R$0.86 and R$0.98 per US$1.00. Shortly thereafter, the Central Bank of Brazil issued a new directive providing that the band would be between R$0.88 and R$0.93 per US$1.00. On June 22, 1995, the Central Bank of Brazil issued another directive providing that the band would be between R$0.91 and R$0.99 per US$1.00 and subsequently reset the band on January 30, 1996 to between R$0.97 and R$1.06 per US$1.00. Upon resetting the band on January 30, 1996, the Central Bank of Brazil adjusted the exchange rate within such band on a number of occasions, generally in increments of R$0.001, by means of buying and selling U.S. dollars in electronic auctions. On February 18, 1997, the band was reset by the Central Bank of Brazil to float between R$1.05 and R$1.14 per US$1.00. On May 5, 1998, the band was reset by the Central Bank of Brazil to float between R$1.12 to R$1.22 per US$1.00. As of September 11, 1998, the trading band has not been reset by the Central Bank of Brazil. There can be no assurance that the band will not be altered in the future or that the real will maintain its current exchange rate in future periods.

  The following table sets forth the Commercial Market Rate expressed in reais per U.S. dollar for the periods and dates indicated. Prior to July 14, 1994, The Federal Reserve Bank of New York did not publish a noon buying rate for customs purposes in the City of New York for cable transfers in the Brazilian real and its predecessor currencies (the "Noon Buying Rate").

                                                  COMMERCIAL MARKET RATE:
                                               NOMINAL REAIS PER US$1.00(1)
                                            -----------------------------------
YEAR ENDED DECEMBER 31,(1)                   LOW    HIGH  AVERAGE(2) PERIOD-END
--------------------------                  ------ ------ ---------- ----------
1993....................................... 0.0044 0.1186   0.0369     0.1186
1994....................................... 0.1204 0.9815   0.6754     0.8490
1995....................................... 0.8340 0.9726   0.9227     0.9726
1996....................................... 0.9726 1.0394   1.0080     1.0394
1997....................................... 1.0395 1.1164   1.0555     1.1164(3)
1998 (through September 11)................ 1.1165 1.1793   1.1519     1.1793

--------
Source: Central Bank of Brazil
(1) Amounts expressed in nominal reais have been translated from the predecessor Brazilian currencies in effect during the relevant period at the rates of exchange at the times the successor currencies became the lawful currency of Brazil.
(2) Represents the average of the month-end exchange rates during the relevant period.
(3) The Noon Buying Rate on December 31, 1997 was R$1.1165 per U.S. dollar.

                                    PART I

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND

 TELEBRAS AND THE TELEBRAS SYSTEM

  Until 1972, telephone services in Brazil were provided by more than 900 independent companies, which supplied non-integrated basic telephone services. Telebras was incorporated on November 9, 1972, pursuant to special legislation, for the principal purposes of (i) acting as a holding company for operating companies providing public telecommunications services in Brazil and
(ii) implementing the policies of the federal government of Brazil (the "Federal Government") in the modernization and expansion of the Brazilian telecommunications system. Between 1972 and 1975, Telebras, through its subsidiaries, acquired almost all the other telephone companies in Brazil. Telebras and its operating subsidiaries are referred to collectively herein as the "Telebras System." Only four operating companies remained outside the Telebras System, with a total at December 31, 1997 of approximately 9% of all lines in service in Brazil at that date. Telebras is controlled by the Federal Government and the operations of the Telebras System are subject to regulation by the Federal Government. The operating subsidiaries of Telebras were controlled by the Federal Government until August 4, 1998. See "--Regulatory Reform and Privatization."

  At December 31, 1997, Telebras, through 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil. Empresa Brasileira de Telecomunicacoes S.A.--Embratel ("Embratel"), a subsidiary of Telebras, owned and operated all of the interstate and international telephone transmission facilities in Brazil. Through the other 27 subsidiaries, the Telebras System was the primary provider of local and intrastate telecommunications services and the leading provider of cellular mobile telephone services, and it also provided telecommunications-related services such as communication, sound and image transmission and other value-added services. As of January 30, 1998, each of the operating subsidiaries other than Embratel and Companhia Telefonica da Borda do Campo--CTBC spun off its cellular telephone operations into separate companies.

  In 1997, Telebras was the second largest company in Brazil as measured by gross revenues of R$ 20.7 billion.

 REGULATORY REFORM AND PRIVATIZATION

  Beginning in 1995, the Federal Government undertook a comprehensive reform of regulation of the telecommunications industry. In August 1995, the federal Constitution was amended to permit the Federal Government to grant concessions to private companies to provide telecommunications services. In July 1997, the Federal Congress adopted Law No. 9,472 of July 16, 1997, the Lei Geral de Telecomunicacoes (the "Telecommunications Law"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebras System. The Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes ("Anatel"), which has begun to adopt a series of regulatory enactment's that implement the provisions of the Telecommunications Law (together with the regulations, decrees, orders and plans issued by the President of Brazil on telecommunications, the "Telecommunications Regulations"). See "--Regulation of the Brazilian Telecommunications Industry."

  On May 22, 1998, in preparation for the privatization of the Telebras system, the Telebras System was restructured to form, in addition to Telebras, the twelve New Holding companies. Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies, which, together with their respective subsidiaries, now comprise (a) three regional fixed-line operators (including the Company), (b) eight regional cellular operators and
(c) one domestic and international long-distance operator. Prior to the Breakup of the Telebras System, Embratel provided all interstate telephone service and the other subsidiaries of Telebras provided fixed-line and cellular service in their respective territories, which, subject to limited exceptions, corresponded to the separate Brazilian states. Following the Breakup, each of the eight cellular operators provides cellular telephone service on Band A in one of eight regions into which Brazil has been divided for purposes of cellular telephone service and each of the three fixed-line operators provides for local fixed-line telephone service and intra-regional long-distance fixed-line telephone service in one of three regions into which Brazil has been divided for the purposes of fixed-line telephone service.

  On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. The total consideration to be paid to the Federal Government for the twelve New Holding Companies is R$22.1 billion. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders all its economic and voting rights with respect to the New Holding Companies and, as a consequence, the New Controlling Shareholders now control the New Holding Companies. Following the distribution of the shares of the New Holding Companies, Telebras will be delisted from the New York Stock Exchange and liquidated.

  The New Controlling Shareholder of the Registrant is a consortium comprised of Construtora Andrade Gutierrez S.A. (10.98%), Inepar S.A. Industria e Construcoes (10.35%), Macal Investimentos e Participacoes Ltda. (10.35%), Fiago Participacoes S.A. (9.68%), Brasil Veiculos Companhia de Seguros (5.20%) and Companhia de Seguros Alianca do Brasil (5.20%), (collectively, "Telemar"). For a description of the business activities of the members of Telemar, see "Control of Registrant." Telemar agreed to pay R$3.43 billion for the Federal Government's stake in the Registrant, R$1.37 billion of which was paid on August 3, 1998 and the remainder of which will be paid in two equal installments over the next two years. The entire proceeds of the sale of the Federal Government's stake in the Registrant will be retained by the Federal Government.

  On August 20, 1998, Brazil's Minister of Communications determined that Telebras would be dissolved and liquidated. The Minister announced that Telebras will prepare, within the next twelve months, a liquidation plan to be submitted to a shareholders' meeting convened to approve the dissolution of Telebras and its subsequent liquidation.

  The adoption of the Telecommunications Law and the Telecommunications Regulations has led, and the privatization of the Telebras System will lead, to sweeping changes in the operating, regulatory and competitive environment for Brazilian telecommunications. The changes include (a) the establishment of an independent regulator and the development of comprehensive regulation of the telecommunications sector, (b) the Breakup of Telebras, (c) the sale of a controlling interest in the Registrant to one or more new investors and (d) the introduction of competition in the provision of all telecommunications services. All of these developments will materially affect the Company and the other New Holding Companies, and the Company cannot predict the effects of these changes on its business, financial condition, results of operations or prospects. The extensive changes in the structure and regulation of the Brazilian telecommunications industry must also be carefully considered in reviewing historical information and in evaluating the future financial and operating performance of the Company.

THE COMPANY

  The Registrant is one of the New Holding Companies formed upon the Breakup of Telebras. It owns a controlling interest in sixteen providers of fixed-line public telecommunications services in the northern, north-eastern and eastern regions of Brazil. The sixteen subsidiaries of the Registrant are listed in the chart below (the "Subsidiaries" or, individually, a "Subsidiary"), along with the percentage of share capital and voting stock of each owned by the Registrant at December 31, 1997. At December 31, 1997 the Company owned 76% of the share capital and 90% of the voting stock of its Subsidiaries.The minority interests in the Company are held by pension funds sponsored by public companies, regional development funds, mutual funds and individuals who obtained shares in the Company pursuant to the prior system of "auto-financing" in which each new customer was required to invest in shares of Telebras or its subsidiaries. For a discussion of auto-financing see "-- Rates--Local Services." The shares of Telerj, Telemig and Telebahia are listed on the Brazilian stock exchanges. The shares of all the other Subsidiaries are traded in Brazil on the over-the-counter market.

  As a result of the Breakup of Telebras on May 22, 1998 and the privatization of the New Holding Companies on July 29, 1998, the Company is in default under a portion of the credit agreements to which it is a party. The Company is currently under negotiations with the appropriate creditors with respect to the indebtedness in default. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Defaults upon Senior Securities."

                                                     % OF SHARE    % OF VOTING
                                                    CAPITAL OWNED  STOCK OWNED
 STATE                 SUBSIDIARY                   BY REGISTRANT BY REGISTRANT
 -----                 ----------                   ------------- -------------
                       Telecomunicacoes do
 Maranhao............. Maranhao S.A.-Telma.......         67%           83%
                       Telecomunicacoes do Piaui
 Piaui................ S.A.-Telepisa.............         78            98
                       Telecomunicacoes do Ceara
 Ceara................ S.A.-Teleceara............         79            85
                       Telecomunicacoes do Rio
                       Grande do Norte S.A.-
 Rio Grande do Norte.. Telern....................         75            93
                       Telecomunicacoes da
 Paraiba.............. Paraiba S.A.-Telpa........         72            95
                       Telecomunicacoes de
 Pernambuco........... Pernambuco S.A.-Telpe.....         77            95
                       Telecomunicacoes de
 Alagoas.............. Alagoas S.A.-Telasa.......         78            97
                       Telecomunicacoes de
 Sergipe.............. Sergipe S.A.-Telergipe....         74            86
                       Telecomunicacoes da Bahia
 Bahia................ S.A.-Telebahia............         89            96
                       Telecomunicacoes de
 Roraima.............. Roraima S.A.-Telaima......         87            95
                       Telecomunicacoes do Amapa
 Amapa................ S.A.-Teleamapa............         91            94
                       Telecomunicacoes do
 Amazonas............. Amazonas S.A.-Telamazon...         80            84
                       Telecomunicacoes do Para
 Para................. S.A.-Telepara.............         69            97
                       Telecomunicacoes do Rio de
 Rio de Janeiro....... Janeiro S.A.-Telerj.......         71            85
                       Telecomunicacoes de Minas
 Minas Gerais......... Gerais S.A.-Telemig.......         83            89
                       Telecomunicacoes do
                       Espirito Santo S.A.-
 Espirito Santo....... Telest....................         85            93

  The Company provides public fixed-line telecommunications services pursuant to concessions granted to the Subsidiaries by the Federal Government (the "Concessions"). Each Concession will expire on December 31, 2005 and may be renewed for a further term of 20 years if the Company meets certain obligations set forth in the Concession. The Concessions may also be revoked by Anatel prior to 2005 under certain circumstances. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." If the Company elects to renew a Subsidiary's Concession, the Subsidiary will be required to pay a biannual fee equal to 2% of its annual net revenue from the provision of fixed-line public telecommunications services in the Concession area for the prior year (excluding taxes and social contributions) during the 20-year renewal period. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

  The Concessions authorize the Company to operate in concession areas covering a region (the "Region") consisting of sixteen states of Brazil located in the northern, north-eastern and eastern regions of the country as listed in the chart above, excluding an area in the state of Minas Gerais where Companhia de Telecomunicacoes do Brasil Central (CTBC Telecom), an operator that was not part of the Telebras System, continues to operate independently and an area of 39,105 square kilometers in the state of Minas Gerais operated by Tele Centro Sul Participacoes S.A. as provided in an agreement between Telemig and Telebrasilia, an operating subsidiary of Tele Centro Sul Participacoes S.A. The Company expects to terminate the agreement between Telemig and Telebrasilia by the end of 1998 and negotiations are underway to acquire the fixed-line network and plant in the state of Minas Gerais from Tele Centro Sul Participacoes S.A. The portion of the sixteen above-listed states excluded from the Region represents approximately 3.4% of total lines in service and 2.0% of the population of such states. The Company currently holds the only Concessions to provide local and intra-state public fixed-line telecommunications services in the Region, but the Telecommunications Law and Telecommunications Regulations contemplate the introduction of limited competition following the privatization and full competition beginning at the earliest December 31, 2001. See "--Competition."

  The Company's Concessions have been granted under the Public Regime. For a description of the Public Regime, see "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses." The

Company, together with Embratel and the two other regional fixed-line companies, is one of four companies in Brazil operating under Public Regime Concessions. As an operator under the Public Regime, the Company is subject to certain obligations, principally concerning the continuous provisions of service throughout the Region ("universal service"), quality of service, and network expansion and modernization. Anatel has the power, if certain of these obligations are not met, to impose penalties including revocation of the Company's Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

  The Registrant's headquarters are located at SCN-Quadra CN2, Lote F, 2(degrees) Andar, Sala 200, Brasilia-DF, 70710-500 Brazil, and its telephone number is (5561) 327-5544.

THE REGION

  The states that primarily comprise the Region cover an area of 5.4 million square kilometers, representing 64% of the country's total area. The population of the states of the Region is approximately 86 million, representing 54% of the total population of Brazil. The states of the Region have 102 municipalities with populations in excess of 100,000 people.

  Per capita income in the Region is approximately US$ 3,419 per year, varying from US$ 1,318 for the state of Piaui to US$ 5,973 for the state of Rio de Janeiro and the Region generates approximately 38% of Brazil's gross domestic product. Unemployment rates at April 30, 1998 for the major cities in the Region are: Rio de Janeiro (6.95%), Belo Horizonte (8.35%), Salvador (10.42%) and Recife (11.01%). Approximately 35% of all domestic long-distance telecommunications traffic in Brazil originates or terminates within the Region. The table below sets forth certain key economic data for the state in which each Subsidiary operates and the revenue contribution of each Subsidiary.

                                                                                 % OF NET         % OF NET
                                               % OF GROSS   PER              OPERATING REVENUE     INCOME
                                    POPULATION  NATIONAL   CAPITA             CONTRIBUTED TO   CONTRIBUTED TO
                         POPULATION PER SQUARE PRODUCT FOR INCOME             THE REGISTRANT   THE REGISTRANT
         STATE           (MILLION)  KILOMETER     1996      US$   SUBSIDIARY      IN 1997         IN 1997
         -----           ---------- ---------- ----------- ------ ---------- ----------------- --------------
Maranhao................     5.2       15.7        1.1%    1,553  Telma             2.3%             1.2%
Piaui...................     2.7       10.6        0.5     1,318  Telepisa          1.6              1.1
Ceara...................     7.0       46.6        1.8     2,064  Teleceara         6.9              8.9
Rio Grande do Norte.....     2.6       48.3        0.9     2,723  Telern            2.4              2.1
Paraiba.................     3.3       58.0        0.7     1,720  Telpa             2.2              1.3
Pernambuco..............     7.5       74.7        2.5     2,657  Telpe             6.5             10.9
Alagoas.................     2.7       94.0        0.8     2,236  Telasa            1.7              0.7
Sergipe.................     1.7       73.8        0.7     3,252  Telergipe         1.3              1.3
Bahia...................    12.7       22.1        4.5     2,778  Telebahia        11.3             12.6
Roraima.................     0.3        1.1        0.1     3,605  Telaima           0.3              0.3
Amapa...................     0.4        2.6        0.2     3,467  Teleamapa         0.4              0.5
Amazonas................     2.5        1.5        1.2     3,947  Telamazon         2.3              1.8
Para....................     5.7        4.4        2.1     3,006  Telepara          3.6              3.0
Rio de Janeiro..........    13.5      304.7       10.3     5,973  Telerj           26.8             19.4
Minas Gerais............    14.9       28.4        9.1     4,212  Telemig          25.8             28.2
Espirito Santo..........     2.8       60.9        1.6     4,333  Telest            4.6              6.7

  Set forth below is a map showing the location of the Region within Brazil.


                                MAP OF BRAZIL


  The Company's business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy, in general, and the Region, in particular. See "--Brazilian Economic
Environment."

CUSTOMER SERVICES

 OVERVIEW

  The services the Company provides and the composition of its revenues have changed significantly as a result of the Telecommunications Law, the Telecommunications Regulations and the Breakup and Privatization of the Telebras System. The Company's current services include principally: (i) local services, including installation charges, monthly subscription charges, measured service and public telephones, (ii) intra-regional long-distance service, (iii) data transmission, (iv) network services, including interconnection and leasing of facilities, and (v) other services. The Company does not sell, rent or otherwise provide telephone equipment such as handsets, switchboards or other items. Currently, the interconnection revenues the Company receives include fees paid by cellular companies and other telecommunications companies for the use of the Company's network. Prior to April 1, 1998, the Company's interconnection revenues did not include any revenues from Embratel. Rather than charging Embratel for interconnection, the Company retained a fixed percentage of revenue from each interstate and international long-distance call that originated on the Company's network. See "--Interregional and International Service." The Company's revenues will be affected by increased competition, the new regulatory environment and opportunities to offer a broader range of services. See "--Competition" and "--Regulation of the Brazilian Telecommunications Industry."

  The following table breaks down the Company's revenue by type of service for each of the years in the three-year period ended December 31, 1997. The Company's tariffs for each category of service are described below under "-- Rates." Trends and events affecting the Company's operating revenue are discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1995    1996    1997
                                                         ------- ------- -------
                                                         (IN MILLIONS OF REAIS)
   Local services.......................................   1,360   2,285   3,135
   Intra-state long-distance service....................     875   1,010     828
   Interstate long-distance service.....................   1,264   1,275   1,044
   International long-distance service..................     224     211     155
   Data transmission....................................     158     199     164
   Network services.....................................     298     558     999
   Other................................................      33      39      35
                                                         ------- ------- -------
   Total................................................   4,212   5,577   6,360
   Taxes and discounts..................................     969   1,303   1,401
                                                         ------- ------- -------
   Net operating revenue................................   3,243   4,274   4,959
                                                         ======= ======= =======

 LOCAL SERVICES

  Local services include principally installation, monthly subscription, measured service and public telephones. Measured service includes all calls that originate and terminate within a single local area of the Region ("local calls"). After the privatization of the Company, a new entrant will be granted a license to provide local services in competition with the Company. See "-- Competition."

  The Company owns and operates public telephones and telephone booths throughout the Region. At December 31, 1997, the Company had 228,625 public telephones, of which 82% could be operated with a prepaid telephone card. At June 1998, the Company increased its number of public telephones to 246,051 and predicts that at December 1998 the Company will have 278,561 public telephones in service and all of its coin operated telephones replaced with card operated telephones. The Concessions require the Company to meet specified targets for public telephone services and density. The targets proposed by Anatel require the Company to increase the number of public telephones to 293,000 by 1999. See "--Network and Facilities--Network Expansion" and "--Regulation of the Brazilian Telecommunications Industry-- Obligations of Telecommunications Companies--Network Expansion--General Plan on Universal Service."

 INTRA-REGIONAL LONG-DISTANCE SERVICE

  Intra-regional long-distance service consists of all calls that originate within one local area and terminate within another local area of the Region (together with interregional long-distance service, "interurban" service). Interstate long-distance service consists of calls between states and intra-state long-distance service consists of calls within a state. Intra-regional long-distance service includes intra-state long-distance service and interstate long-distance service within and between states in the Region. Prior to the Breakup, each Subsidiary was the exclusive provider of long-distance service that originated and terminated within the Subsidiary's concession area. Since each Subsidiary's concession area generally coincided with the boundaries of a state, each Subsidiary was, generally speaking, the exclusive provider of intra-state long-distance service in the state in which it operated. Embratel was the exclusive provider of long-distance service between the states. After the privatization, the Company and Embratel will be authorized to provide intra-regional long-distance service. Therefore, the Company will expand to provide long-distance service between the states of the Region and Embratel will expand to provide intra-state long-distance service. Until the Company completes its intra-regional long-distance network, the Company may lease transmission facilities from Embratel to complete some interstate calls within the Region.

  Additionally, Anatel will grant two new licenses for the provision of intra-regional long-distance service to new entrants. See "--Competition." During 1997, 76% of the long-distance calls in the Region originated and terminated in the Region. Specifically, 50% were intra-state calls and 26% were interstate calls between states in the Region.

 INTERREGIONAL AND INTERNATIONAL SERVICE

  Interregional long-distance service consists of calls between a point located within the Region and a point in Brazil outside the Region. International long-distance service consists of calls between a point within the Region and a point outside of Brazil. The Company is not itself authorized to provide interregional long-distance or international service. Beginning in 2002, the Company may seek a license to provide interregional and international long-distance service provided that it has met certain obligations contained in the Concessions. See "--Competition" and "-- Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

  Prior to April 1, 1998, revenues from outgoing interstate and international long-distance calls were divided between Embratel and the operating subsidiaries of the Telebras System. The revenue-sharing arrangement with Embratel was designed to equalize the return on investment of the operating subsidiaries. Under this system each of the Subsidiaries retained a fixed percentage of the customer charges for outgoing interstate and international long-distance calls and paid the balance to Embratel. The Subsidiaries generally received no revenue from incoming interstate or international long-distance calls. In the case of interstate collect calls, each Subsidiary and the other state operator divided equally the portion of the customer charge not paid to Embratel. Each Subsidiary's percentage of revenues from outgoing calls was reset annually, effective as of April 1. The Company retained, on average, 71% of the customer charges during 1997, varying from 63% for the state of Rio de Janeiro to 89% for the state of Amapa.

  The following table lists, for each Subsidiary, the fixed percentage of revenues retained by the Company from customer charges for interstate and international long-distance calls for each of the periods described.

                                          YEAR ENDED   YEAR ENDED   YEAR ENDED
                                         DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                             1995         1996         1997
                                         ------------ ------------ ------------
Telecomunicacoes do Maranhao S.A.--
 Telma.................................       87%          81%          87%
Telecomunicacoes do Piaui S.A.--
 Telepisa..............................       88           89           88
Telecomunicacoes do Ceara S.A.--
 Teleceara.............................       86           80           63
Telecomunicacoes do Rio Grande do Norte
 S.A.--Telern..........................       79           73           68
Telecomunicacoes da Paraiba S.A.--
 Telpa.................................       87           79           71
Telecomunicacoes de Pernambuco S.A.--
 Telpe.................................       77           72           72
Telecomunicacoes de Alagoas S.A.--
 Telasa................................       90           87           78
Telecomunicacoes de Sergipe S.A.--
 Telergipe.............................       90           86           76
Telecomunicacoes da Bahia S.A.--
 Telebahia.............................       85           79           81
Telecomunicacoes de Roraima S.A.--
 Telaima...............................       90           87           78
Telecomunicacoes do Amapa S.A.--
 Teleamapa.............................       90           87           89
Telecomunicacoes do Amazonas S.A.--
 Telamazon.............................       90           87           78
Telecomunicacoes do Para S.A.--
 Telepara..............................       83           80           82
Telecomunicacoes do Rio de Janeiro
 S.A.--Telerj..........................       88           80           63
Telecomunicacoes de Minas Gerais S.A.--
 Telemig...............................       81           75           70
Telecomunicacoes do Espirito Santo
 S.A.--Telest..........................       83           77           78
                                             ---          ---          ---
Company's average......................       85%          78%          71%
                                             ===          ===          ===

  Effective on April 1, 1998, the system of revenue-sharing was discontinued. The Company's relationship with Embratel, or any other provider of interregional and international services, is now governed by interconnection agreements regulated by Anatel under which the providers of interregional and international services each will pay the Company a network usage fee for the use of its network. See "--Regulation of the Brazilian Telecommunications Industry" and "--Network Services." In order to soften the impact of the discontinuation of the revenue-sharing arrangement, the Company receives from Embratel a supplemental per-minute rebate (Parcela Adicional de Transicao or "PAT") that supplements the network usage charge. This supplemental per-minute rebate from Embratel will be gradually phased out over the next three years. Except for the revenue from Embratel that the Company receives during the three-year transitional period and interconnection revenues, the Company no longer recognizes revenues from interregional and international long-distance services. Embratel is now the only carrier of interregional and international calls. However, the Telecommunications Regulations provide that another long-distance carrier will be licensed following the privatization of the Telebras System and, beginning in 2002 at the earliest, the Company may be permitted to provide such long-distance services. See "--Competition."

 NETWORK SERVICES

  The Company provides access to its network to other telecommunications companies and leases certain network facilities to other telecommunications companies as part of its network services business. The Company increasingly provides interconnection services to other telecommunications services providers as a result of the spin-off of the cellular business of the Subsidiaries, the Breakup of the Telebras System and the advent of competition. Cellular companies, Embratel and certain licensees that operate telecommunications networks interconnect with the Company's network in order to receive calls that originate on the Company's network, to deliver calls that terminate on the Company's network and to transport over the Company's network calls that originate and terminate outside of the Company's network. Interconnection revenues consist of fees collected by the Company for such use of its network by other telecommunications network operators (network usage fees) and for providing a physical connection to the network. See "--Rates-- Network Services." Since July 1996, following the introduction of competition in cellular services, the terms of interconnection between fixed-line and cellular operators have been subject to regulation. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation--Network Usage Charges."

  Currently, the Company provides interconnection services to twenty cellular providers, including the sixteen cellular providers that were spun off from the Subsidiaries on January 30, 1998 and four Band B cellular providers, and some operators of trunking services. Shortly, the Company will also enter into an interconnection agreement with Embratel, that will be retroactively applied as of April 1, 1998, under which Embratel will pay fees to the Company for the use of its local network and, in certain cases, its intra-regional long-distance network. In addition, until the Company completes its intra-regional long-distance network, it may lease transmission facilities from Embratel to carry some interstate calls within the Region. The Company expects to be a net recipient of fees under the interconnection agreement with Embratel because Embratel will have to use the Company's local network for every call that Embratel carries that originates or terminates in the Company's Region and in certain instances Embratel will also use the Company's intra-regional long-distance network. On the other hand, the Company will use Embratel's network only to carry certain intra-regional long-distance calls over areas where the Company has yet to develop its intra-regional network. The Company cannot predict whether the interconnection agreement with Embratel will result in higher or lower revenue for carrying interregional and international long-distance calls than under the prior regime because it will depend on future increases or decreases in the Company's and Embratel's market share and future increases or decreases in traffic. See "--Interregional and International Service."

  The terms of interconnection, particularly pricing and technical requirements, may affect the Company's results of operations, its competitive environment and its capital expenditure policies. Under the current regulatory framework, all telecommunications service providers must provide interconnection services on a nondiscriminatory basis. Subject to certain requirements, providers are free to negotiate the terms of interconnection but, in the event the parties fail to reach an agreement, Anatel will establish the terms of interconnection. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies-- Interconnection."

  The Company also leases facilities. Other telecommunications companies, particularly cellular companies, lease dedicated lines from the Company for use within their stand-alone networks and large corporate customers lease lines from the Company for use within private networks connecting different internal corporate sites.

 DATA TRANSMISSION SERVICE

  The Company provides low- and high-speed data transmission services through private leased circuits, public network infrastructure exchanges, switched circuits and access to Embratel's data transmission network. The Company has provided data transmission services since mid 80's, including both low and high speed services ranging from 9.6 Kbps to 2 Mbps, supported by public telephone infrastructure. Tailored solutions for large customers may provide data transmission at 34 Mbps and 155 Mbps for LAN interconnection, videoconferencing, video/image transmission and multimedia applications. As of December 31, 1997, the Company had a switched packet X.25/Frame Relay network and a high speed E1 network which also supports a sub-network for dedicated IP connections. At December 31, 1997, the Company had a total of 94,293 access gates in service (91% dedicated and 9% switched).

 OTHER SERVICES

  The Company provides a variety of other telecommunications services that extend beyond basic telephone service, such as toll-free or 800 service, a 900 service, Telecard, ISDN, Virtual Private Network (Centrex), voice and fax mailboxes, value added services including call waiting, follow-me, conferencing, speed dialing and caller ID, among others. The 800 service is supported by an intelligent network platform with capacity for one million 800 national numbers, accessible at any point in Brazil.

 QUALITY OF SERVICE

  The following table gives certain basic measures of the quality of telecommunications services for each year in the five-year period ended December 31, 1997.

                                                 YEAR ENDED DECEMBER 31,
                                                 ---------------------------
                                                 1993 1994 1995 1996    1997
                                                 ---- ---- ---- ----    ----
Repair requests per 100 installed access
 lines..........................................  4.4  4.5  3.5  4.5     4.9
Response rate to repair requests (percent-
 age)(1)........................................ 87.4 84.7 83.4 80.5    81.2
Rate of obtaining dialing tone within 3 seconds
 (percentage)................................... 96.0 96.3 97.5  N/A(2)  N/A(2)
Call completion rate (direct-dialed domestic
 long-distance calls)
 (percentage)................................... 47.4 48.1 47.8 48.8    52.1

--------
(1) Response within 24 hours after request was made.
(2) As of 1996, Telebras stopped measuring this quality of service indicator.

  The Company is required under the Telecommunications Regulations to meet certain quality of service targets, including maximum periods to obtain a dial tone, completed calls as a percentage of attempted calls, repair requests and response rate to such requests, operator response periods and other measures of service quality. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Quality of Service-- General Plan on Quality." The Company has identified the quality of service targets that the Company expects will be most difficult to meet, those the Company expects to meet with medium difficulty and those the Company expects to meet with relative ease. The targets the Company expects will be most difficult to meet are primarily related to response speed to repair requests and call completion rates. At December 1997, the Company responded within 24 hours to approximately 85% of repair requests. The Company is obligated by year end 1999 to respond within 8 hours to 95% of repair requests. In order to meet these targets, the Company expects to significantly increase spending on systems to detect defects and supervise repair. The Company also expects to invest in technology that will improve the functioning of public telephones.

At December 1997, the Company's call completion rate during peak periods was 52% for domestic long-distance calls and 49.9% for local calls. The Company is obligated by year end 1999 to complete 60% of local and domestic long-distance calls during peak periods. The Company expects to achieve a call completion rate of 56.4% by December 1998 as a result of recent improvements in the Company's network. However, the Company also anticipates future traffic problems at switching stations as a result of the change in the numbering system. Anatel expects to implement the Numbering Plan (Plano de Numeracao) in mid-year 1999. The Numbering Plan will permit a customer to specify a long-distance carrier by dialing three additional digits. The Numbering Plan will also increase from 7 to 8 the number of digits of individual telephone numbers.

RATES

  Rates for telecommunications services provided by the Company are subject to comprehensive regulation. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation." Since the relative stabilization of the Brazilian economy in mid-1994, there have been two major changes in rates for local and long-distance services. Effective in January 1996, rates for all services were increased, primarily to compensate for accumulated effects of inflation. Effective in May 1997, the rate structure was modified through a tariff rebalancing that resulted in higher charges for measured service and monthly subscription, and lower charges for intra-regional, interregional and international long-distance services. Monthly subscription charges, for example, were increased by 270% for residential customers and 59% for commercial customers. The Company believes that monthly subscription charges are now generally in line with such charges in other countries.

 LOCAL SERVICES

  The Company's revenue from local services consists principally of activation and installation charges, monthly subscription charges, measured service charges and public telephone charges.

  Users of measured service, both residential and nonresidential, pay for local calls on usage. Usage is measured in pulses. Pulses occur system-wide every four minutes for local calls. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first pulse and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes.

  For normal weekday calls, local call charges are determined by multiplying the number of pulses by the charge per pulse. For calls being made any day between midnight and 6:00 a.m., in addition to Saturdays from 2:00 p.m. to midnight and all day Sunday and holidays, a caller is charged for only one pulse regardless of the duration of a call. Each customer receives a total of 90 free pulses per month. Measured service charges are the same for all customers.

  Since May 1997, the monthly subscription charge in nominal terms (including taxes) has been R$13.82 for residential customers, R$20.73 for commercial customers and R$27.64 for users of PBX systems and the price of one pulse (including taxes) has been R$0.08. The following table illustrates changes in subscription charges and measured service charges for local telephone service for each year in the three-year period ended December 31, 1997 in constant reais of December 31, 1997 purchasing power.

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1995    1996    1997
                                                         ------- ------- -------
                                                               (IN REAIS)
   Average rates for local telephone service(1)
     Monthly subscription:
       Residential.....................................     0.82    3.00    7.78
       Commercial......................................     7.28   10.46   13.50
     Measured service (per local pulse)................    0.025   0.038   0.054

--------
(1) Average of monthly average rates, net of value-added taxes.

  Prior to May 1997, under a system called "auto-financing", each new customer was required to invest in shares of Telebras or its subsidiaries. The amount to be invested varied from time to time but was very substantial. In 1996, for example, the required investment for a new line was R$1,117.63. Auto-financing was phased out in 1997, and since July 1997 the installation charge, which was initially R$300 has been reduced to R$80 in October 1997 and to R$50 in March 1998. The Company also charges an activation fee of R$48 when a customer changes addresses.

 INTRA-REGIONAL LONG-DISTANCE SERVICE

  Currently rates for intra-regional long-distance calls are computed on the basis of the time and day, duration and distance of a call and use of special services, such as operator assistance. Some intra-regional calls made within the same area code may also be measured by pulses. Rates for domestic long-distance (whether intra-regional or interregional) are uniform throughout Brazil. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation."

  The following table illustrates the historical changes in the Company's domestic long-distance rates for the periods indicated in constant reais of December 31, 1997 purchasing power.

                                                           AS OF DECEMBER 31,
                                                        ------------------------
                                                        1993 1994 1995 1996 1997
                                                        ---- ---- ---- ---- ----
                                                               (IN REAIS)
   Domestic long-distance rates(1):
     0 to 50 km........................................ 0.79 0.46 0.46 0.42 0.32
     50 to 100 km...................................... 1.32 0.78 0.76 0.70 0.54
     100 to 300 km..................................... 1.98 1.18 1.16 1.07 0.81
     over 300 km....................................... 2.65 1.57 1.53 1.40 1.08

--------
(1) Rates for a domestic long-distance call, three minutes in duration between the hours of 9:00 a.m. and 12:00 p.m. and 2:00 p.m. and 6:00 p.m. (peak hours) on weekdays, net of value-added taxes.

 NETWORK SERVICES

  The Company's revenue from network services consists primarily of two basic categories: payments from other providers on a per-minute basis to terminate calls using the Company's network and payments from other providers on a contractual basis to use part of the Company's network. On a per-minute basis, other providers pay the Company a network usage charge to terminate a call on the Company's network. The network usage charge varies depending on whether the provider uses the Company's local or long-distance network. Similarly, the Company pays other fixed-line providers a network usage charge to terminate a call on another fixed-line network and the Company pays cellular providers a network usage charge to terminate a call on a cellular network. Cellular telephone service in Brazil, unlike in North America, is offered on a "calling party pays" basis. Under the policy of a calling party pays, a cellular service subscriber generally pays cellular usage charges only for calls made by the cellular subscriber and not for calls received. Calls received by a cellular subscriber are paid for by the party that places the call in accordance with a rate based on cellular per minute charges. For example, a fixed-line customer pays a rate based on cellular per minute charges for calls made to a cellular subscriber. The cellular base rate per minute charges are generally VC1 for calls within the locality, VC2 for calls outside the cellular subscriber's registration area, and VC3 for calls outside the concession region in which the registration area is located. The Company charges its fixed-line customers per minute charges based on either VC1, VC2, or VC3 rates when a fixed-line customer calls a cellular subscriber. In turn, the Company pays the cellular service provider the mobile network usage charge.

  The Company's revenue from network services also includes payments from other telecommunications providers arranged on a contractual basis to use part of the Company's network. Other providers, such as providers of trunking and paging services, use the Company's transmission lines to connect a central switching station to the Company's network. Some cellular providers use the Company's network to connect cellular central switching stations to the cellular radio base stations. The Company also leases transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

  The table below sets forth the average rates charged by the Company for network services charged on a per-minute basis in the three year period ended December 31, 1997.

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                  --------------
                                                                  1995 1996 1997
                                                                  ---- ---- ----
                                                                    (IN REAIS)
   Network usage rate (local)...................................  0.04 0.04 0.04
   Network usage rate (domestic long-distance)..................  0.07 0.06 0.07
   Cellular base rates per minute:
     VC1........................................................  0.33 0.31 0.29
     VC2........................................................  0.63 0.65 0.60
     VC3........................................................  0.79 0.74 0.69

 DATA TRANSMISSION

  The majority of revenue from data transmission services is generated by monthly line rental charges for private leased circuits. The balance consists mainly of nominal charges for access to the data transmission network and measured charges based on the amount of data transmitted. Effective in May 1997, line rental charges for private leased circuits were reduced by 42%. The following table illustrates the Company's monthly line rental charges for private leased circuits service for each year in the three-year period ended December 31, 1997 in constant reais of December 31, 1997 purchasing power.

                                                    YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1995       1996      1997
                                                 --------- ---------- ---------
                                                           (IN REAIS)
  Average rates for monthly line rental per
   leased circuit:
Local circuit
    4.8 kbits - digital modem...................    165.47    293.27     200.06
    4.8 kbits - analog modem....................    514.69    293.27     200.06
    9.6 kbits - digital modem...................    184.43    448.93     223.81
    9.6 kbits - analog modem....................    833.74    448.93     223.81
    64 kbits....................................  1,605.04  1,152.43     474.43
    2 Mbits..................................... 10,292.63  8,312.51   5,284.49
Long-distance circuit (1)
    4.8 kbits/second capacity...................  2,157.93  1,790.20     962.53
    9.6 kbits/second capacity...................  3,236.94  2,608.02   1,112.04
    64 kbits/second capacity....................  9,178.15  5,940.72  2,,335.00
    2 Mbits/second capacity..................... 58,829.47 45,844.62  29,088.43

--------
(1) Average of monthly average rates, net of value-added taxes, assuming a transmission distance between 300 and 500 kilometres and a 3-year contract.

 TAXES ON TELECOMMUNICATIONS SERVICES

  The cost of all telecommunications services to the customer includes a variety of taxes. The Company deducts the amount of such taxes to present net operating revenue. The principal tax is a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos ("ICMS"), which the Brazilian states impose at varying rates on revenues from the provision of telecommunications services. The rates for domestic telecommunications services vary among the states of the Region, 17% for Telepara, Telepisa and Teleamapa, 37% for Telerj and 25% for all the others.

  On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS to cover not only telecommunications services, but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of existing tax law, the ICMS tax may be applied retroactively for such telecommunications services rendered during the last five years.

  The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) no new taxes may be applied retroactively. Accordingly, no provision for loss has been made in the accompanying consolidated financial statements.

  There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax were applied retroactively for five years at rates ranging from 17 to 37%, it would have a material negative impact on the financial condition and results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for years ended December 31, 1995, 1996 and 1997--Gross operating revenues--Value-added taxes and other taxes."

  Other taxes on operating revenues include two federal social contribution taxes, the Programa de Assistencia aos Servidores de Empresas Publicas ("PASEP") (0.65%) and the Contribuicao para Financiamento da Seguridade Social ("COFINS") (2.0%). The average rate of all such taxes, as a percentage of the Company's gross operating revenues, was 21.8% in 1997.

NETWORK AND FACILITIES

 GENERAL

  The Company's network consists of installed lines and exchanges, a network of access lines connecting customers to exchanges, and long-distance related systems. At December 31, 1997, the Company's regional telephone network included approximately 7.5 million installed lines, of which 6.6 million were lines in service. Of the access lines in service at that time, 69.2% were residential lines, 27.4% were commercial lines (including PBX) and 3.4% were public telephone lines. Intra-regional long-distance transmission is provided by a microwave network and by fiber optic cable.

  The following table gives certain basic measures of the development of the Company's network for each year in the five-year period ended December 31, 1997.

                                                       AS OF DECEMBER 31,
                                                  -----------------------------
                                                  1993  1994  1995  1996  1997
                                                  ----- ----- ----- ----- -----
Installed access lines (millions) (at period
 end)...........................................    5.0   5.2   5.6   6.4   7.5
Access lines in service (millions) (at period
 end)...........................................    4.5   4.7   5.1   5.7   6.6
Average access lines in service (millions)......    4.4   4.6   4.8   5.2   5.9
Lines in service per 100 inhabitants (at period
 end)...........................................    5.4   5.5   5.9   6.6   7.6
Percentage of installed access lines connected
 to digital exchanges...........................   24.6  29.8  45.0  56.0    63
Employees per 1,000 access lines installed (at
 period end)....................................    8.5   8.4   6.5   5.6   4.6
Number of public telephones (thousands).........  128.8 149.8 161.9 186.4 228.6
Domestic long-distance call minutes (billions)..    5.2   6.0   7.3   7.8   8.4
 Intra-regional long-distance call minutes (bil-
  lions)........................................   n.a.  n.a.   3.4   3.6   3.9
 Interregional long-distance call minutes (bil-
  lions)........................................   n.a.  n.a.   3.9   4.2   4.5
Local call pulses (billions)....................   22.8  24.0  26.1  25.8  25.8
International long-distance call minutes (mil-
 lions).........................................   53.3  63.9 103.5 121.9 146.2

  The Company's long-distance network combines the transmission facilities of the Subsidiaries that were used to support intra-state transmission, except for Telepara, Teleamapa and Telaima which relied, and will continue to rely, primarily on satellite transmission provided by a long-distance carrier. In January 1998, the Company commenced various projects to turn the intra-state transmission systems of the Subsidiaries into a network capable of providing intra-regional service. The Company expects to conclude in December 1998 the interconnection of two blocks of the Region: i) Telemig, Telerj, Telebahia and Telest in the south of the Company's concession area representing 37% of the traffic in the Region and ii) Telpe and Telern, in the northeast of the Company's concession area representing 1.6% of the traffic in the Region. The Company is also working on agreements with Embratel to share optical cables.

  The Company believes that the unmet demand for fixed-line telecommunications services in the Region is substantial. At December 31, 1997, 30% of the households and 64% of the businesses in the Region had local telephone service. Prior to the privatization, growth of lines in service was restricted by government limits on capital expenditures and the high cost to customers of obtaining service. See "--Capital Expenditures." In 1997, the Company experienced a significant increase in applications for new lines, because the cost to the customer of installing new lines significantly decreased following the elimination of auto-financing. See "--Rates--Local Services." The customer waiting period for the installation of a new line varies significantly depending on the access network and the capacity of the switching center that serves the locality. Approximately 4.9 million people are currently wait-listed.

  The Company began to install digital exchanges in 1987 and fiber optic cable in 1985. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit the Company to offer a broad range of value added services simultaneously on the same network, such as voice, text and data applications. Fiber optic provides greater transmission capacity and significantly reduces the fading of signals, and requires less frequent amplification, thereby reducing the cost of providing service and increasing traffic and network reliability. Beginning in 1997, all new lines installed by the Company were connected to digital exchanges and during 1997, 11.9% of existing analog lines were converted to digital lines. At December 31, 1997, 63% of all installed lines were connected to digital exchanges. By year-end 1997, the Company had installed 295,000 kilometers of optical fiber. Under the Telecommunications Regulations, the Company's local network must be 75% digital by 2000 and 100% by 2006.

  Subject to final approval by Anatel, the Company will be granted the option to use Wireless Local Loop ("WLL") technology in localities with less than 50,000 inhabitants. New entrants will be allowed to use the WLL technology in localities with population above or below 50,000 inhabitants. The Company will also be allowed to use the WLL technology in localities with population above 50,000 inhabitants if the new entrant decides not to provide services to that locality. Subject to final approval by Anatel, the Company will also be granted a geostationary orbital position primarily to cover the concession area. The Company believes that use of these technologies will generally enhance the Company's competitiveness and reduce the time and costs necessary to meet the Company's obligations under the Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Network Expansion--General Plan on Universal Service."

 NETWORK EXPANSION

  The Company is required under the Telecommunications Regulations to meet certain targets regarding network expansion and modernization. The Company estimates that these targets will require the Company to expand its network by approximately 16% per year for 4 years. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies-- Network Expansion--General Plan on Universal Service." The Company has identified the targets that the Company expects will be most difficult to meet, those the Company expects to meet with medium difficulty and those the Company expects to meet with relative ease. The targets the Company expects will be the most difficult to meet are the maximum targeted waiting times for installation of a line, availability of switched service to low population centers and maximum distances between public telephones. The Company is obligated to reduce the maximum waiting time for installation of a line by year end 2001 to 4 weeks. At December 1997, the Company's average waiting time was 72 weeks, ranging from 36 weeks for Telebahia to 96 weeks for Telerj. In order to meet the targets, the Company plans to expand its network to increase service to smaller localities. The Company is obligated by year end 2001 to provide switched service to all locations with populations above 1,000 persons. Currently, there are 2,455 localities in the Region with populations over 1,000 that do not have switched service. The Company is obligated by year end 2001 to decrease the maximum distance between public telephones to 800 metres. The Company does not have accurate measurements of the distances between public telephones in the Region but anticipates that to meet the target the Company will have to expend considerable resources increasing public telephone density in the Region. All other targets the Company has already met or expects to meet without difficulty.

BILLING AND ADMINISTRATION

  The Company bills its customers for all calls made by its customers. The Company receives network usage fees when calls from cellular carriers or other fixed-line carriers terminate calls on its network and conversely, the Company must pay network usage fees when calls from its customers terminate on the network of a cellular carrier or one of the other fixed-line carriers. See "-- Rates--Network Services." After the collection cycle is over, the Company, the cellular carriers and the other fixed-line carriers jointly reconcile the amounts collected from customers against the amounts due to each carrier and pay the net amounts outstanding to the appropriate parties. For international and domestic long distance calls, the Company charges Embratel a network usage fee for the use of its local network and forwards the amount collected from its customers for such calls to Embratel.

  The Company sends each customer a monthly telephone bill covering all the services provided during the prior period. Customers are grouped in billing cycles based on the date the bill is issued. The telephone bill separately itemizes long-distance calls, calls made on a cellular network, 0800, 0900 services and other value-added services such as call waiting, voice mail and call forwarding. Customer payments are effected mainly under agreements with various banks, either by debiting the customer's checking account or by direct payment to a bank. The method of payment is at the option of each customer.

  At December 31, 1997, 16% of all receivables were outstanding for more than 30 days and 9% were outstanding for more than 90 days. Under the previous Regulations, the Company was not permitted to disconnect a customer until a receivable had been outstanding for over 90 days. The Concessions now authorize the Company to disconnect a customer after 30 days. The Company also charges interest at a rate of approximately 1% per month plus a one-time late charge of 2% of the total amount outstanding. The Company's future disconnection policy will depend on factors such as the level of unmet demand, the level of competition and regulations governing disconnection. For a discussion of provisions for past due accounts see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the years ended December 31, 1995, 1996 and 1997--Operating expenses--Selling expense."

COMPETITION

  Since 1995, Brazil has adopted sweeping regulatory changes intended to foster competition in the provision of telecommunications services. See "-- Background--Regulatory Reform and Privatization." Under the Telecommunications Law and Telecommunications Regulations, Anatel is required, promptly after the privatization is effected, to open the markets for local, intra-regional long-distance, interregional long-distance and international long-distance services to competition by granting licenses to new entrants. Anatel is required to authorize three new entrants to provide local telephone service and intra-regional long-distance telephone service, with each of the three new entrants receiving two licenses to provide such services in a single fixed-line region. Anatel is also required to authorize one new entrant to provide intra-regional, interregional and international long-distance service by granting licenses to provide such services throughout Brazil.

  The Company and Embratel, the former long-distance carrier of the Telebras System, will also be authorized to provide intra-regional long-distance service. Therefore, the Company will expand to provide long-distance service between the states of the Region, whereas prior to the privatization the Company's long-distance service was limited to intra-state long-distance, and Embratel will expand to provide intra-state long-distance service, whereas prior to the privatization Embratel's long-distance service was limited to interstate long-distance. The Company expects to significantly increase the long-distance services provided by the Company since, during 1997, 76% of the long-distance calls in the Region originated and terminated in the Region. Approximately 50% were intra-state long-distance calls and 26% were interstate long-distance calls between states in the Region. See "--Customer Services-- Intra-Regional Long-Distance Service." The Company expects that Embratel will begin to compete directly with the Company by starting to provide intra-state long-distance service in the Region and by continuing to provide interstate long-distance service in the Region. Although the Company cannot predict the scope of Embratel's activities or the effect of competition from Embratel, Embratel may be a powerful competitor.

  The licenses Anatel will provide to new entrants for the provision of intra-regional long-distance service will be issued in the Private Regime and, as a result, the licensees will not be subject to the same obligations to which concessionaires operating in the Public Regime are subject. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses." Beginning in 2002, Anatel may grant an unlimited number of additional licenses for the provision of local, intra-regional long-distance, interregional long-distance and international long-distance services. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

  The Company is currently the exclusive provider of local service in the Region, but the new operator to be authorized by Anatel will compete with the Company in the provision of local service. Beginning in 2002, the Company may face an unlimited number of competitors in local and intra-regional long-distance, and it may itself seek a license to provide interregional and international long-distance service provided that it has met certain obligations contained in the Concession. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

  The Company's fixed-line services are also subject to competition from providers of cellular telephone service. There are currently 16 Band A cellular telephone service operators in the Region, which were spun-off from the 16 Subsidiaries in January 30, 1998: a) Tele Sudeste Celular Participacoes S.A. (states of Rio de Janeiro and Espirito Santo); b) Telemig Celular Participacoes S.A. (state of Minas Gerais); c) Tele Leste Celular Participacoes S.A. (states of Bahia and Sergipe); d) Tele Nordeste Celular Participacoes S.A. (states of Alagoas, Pernambuco, Paraiba, Rio Grande do Norte, Ceara and Piaui); and e) Tele Norte Celular Participacoes S.A. (states of Amazonas, Para, Roraima, Amapa and Maranhao). Four Band B cellular operators also compete in the Region; a) AlgarLightel, a consortium formed by Algar (which also owns a private telephone company in the interior state of Minas Gerais), Korea Mobile Telecom, and Construtora Queiroz Galvao (a Brazilian construction firm); b) Vicunha, a consortium formed by Globo (a major Brazilian media and communications group), Bradesco (a major Brazilian private bank), the Vicunha Group (which runs actually the major steel industry in Brazil, CSN and Cia. Vale do Rio Doce) and Telecom Italia-Stet; c) Vicunha (the same consortium described in b above); and d) BSE, a consortium formed by Bell South Corporation, the media group OESP, Safra Bank and Splice. Until now, competitors have shown no interest in operating in the concession area of Tele Norte Celular Participacoes S.A.

  The exact identity of the new entrants, the scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the business strategies and capabilities of potential competitors, prevailing market conditions at the time increased competition is permitted, the regulations applicable to new entrants and the Company, and the effectiveness of the Company's efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than those of the Company. There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

  The Company is subject to comprehensive regulations that limit its ability to set tariffs for its various services and that may limit its ability to engage in activities that are considered to be anti-competitive. Such regulations may limit the Company's ability to confront competition. See "-- Regulation of the Brazilian Telecommunications Industry."

EMPLOYEES

  As of March 1998, the Company had 33,295 employees. All of the Company's employees are employed on a full-time basis, divided into the following functions: plant operation and maintenance (39%), plant expansion and modernization (11%), sales and marketing (20%), administrative support (13%), corporate management (13%) and budget and finance (4%).

  Approximately 74.4% of all employees are members of state labor unions associated either with the Federacao Nacional dos Trabalhadores em Telecomunicacoes--Fenattel ("Fenattel") or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes--Fittel ("Fittel"). Some employees in particular job categories are affiliated with other unions specific to such categories. Each operating subsidiary of the Company negotiates a new collective labor agreement every year with the local union. These negotiations are carried out with the supervision and guidance of the Company, on one side, and Fenattel or Fittel, on the other. The collective agreements currently in force expire on November 30, 1998. The Company's management considers the relations of the Company with its work force to be satisfactory. The Company has never experienced a work stoppage that had a material effect on its operations.

  The Company participates in a pension fund established by Telebras, Fundacao Sistel de Seguridade Social--Sistel ("Sistel"), the primary purpose of which is to supplement government-provided retirement benefits. The Company participates in Sistel and makes monthly contributions to Sistel currently equal, on average, to 13.5% of the total salaries of all employees who are Sistel members. Each employee member also makes a monthly contribution to Sistel based on age and salary (currently around 7.5% of their salaries). Members of Sistel qualify for full pension benefits after reaching age 57 and having completed at least 35 years of service for men and 30 years of service for women. Sistel operates independently from the Company and Telebras, and its assets and liabilities are fully segregated from those of the Company and Telebras. See Note 21 to the Consolidated Financial Statements. Employees of the Company at the time of the privatization have the right to maintain their rights and benefits in Sistel in accordance with the terms in place at that time.

RESEARCH AND DEVELOPMENT

  Until the Breakup of Telebras, the Company and the other companies of the Telebras System were required to contribute to the research and development center operated by Telebras (Centro de Pesquisa e Desenvolvimento da Telebras--CPqD or the "Center") and also conducted some of their own independent research and development. The Company's aggregate expenditures on research and development were R$36.3 million, R$35.6 million and R$31.1 million for 1995, 1996 and 1997, respectively.

  Following the Breakup of Telebras, the Center will become a private independently administered non-profit foundation financed with resources from the public and private sector and will continue to develop telecommunications technology. Pursuant to an agreement signed in May 1998 between the Center and the Company, the Company is obligated to contribute R$128.6 million to the Center during a three year period ending May 2001. During the effectiveness of this agreement, the Company has access to telecommunications software developed by the Center and other technological services provided by the Center such as equipment testing and consulting and training services. Each of the other New Holding Companies has entered into a similar contract with the Center which entitles it to equal access to such services and requires it to make contributions to the Center based on its revenues and its anticipated need for such services. It is possible that the Center will also provide such services to third parties on a fee-for-service basis. The Company may request additional technological support from the Center than contemplated in the agreement by contributing additional funds to the Center.

  The Company conducts independent research and development in areas of telecommunications services but does not independently plan to develop new telecommunications hardware. The Company primarily depends on manufacturers of telecommunications hardware for the development of new hardware.

CAPITAL EXPENDITURES

  The primary focus of the Company's capital expenditure program has been the modernization and digitalization of the network.

  Prior to the privatization of Telebras, capital expenditures were planned and allocated on a system-wide basis and were subject to approval by the Ministry of Communications. In addition, the budget for capital expenditures of the Telebras System was included in the annual budget of the Federal Government and had to be approved by the federal Congress. In 1995, the Federal Government instituted a broad investment program for public and private businesses in the communications and postal sectors for the years 1995 through 1999 (Programa de Recuperacao e Expansao dos Sistemas de Telecomunicacoes e Postal--PASTE or "PASTE"). The Telebras System was required to conform its annual capital expenditure budget to the guidelines set by PASTE. The companies that comprised the Telebras System were further required to comply with public bidding processes prior to hiring third party contractors.

  Since the privatization of Telebras, the Company's capital expenditures have not been subject to prior government approval nor government-imposed spending limits nor public bidding processes. The Company is now permitted to determine its own capital expenditure budget, subject to compliance with certain obligations to expand services under the Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." In addition, the financing of capital expenditures is no longer carried out on a system-wide basis, and the Company is required to obtain its own financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The 1998 annual capital expenditure budget for the Telebras System includes capital expenditures of the Company totaling approximately R$2,456 million. The Company anticipates capital expenditures for the first eight months of 1998 will be R$1,477.6 million, which is expected to be funded with debt (37%) and internally generated funds from operations (63%). The Company expects, however, that as a result of the privatization, the Company's capital expenditures will be subject to revision by management and the new controlling shareholders of the Company.

  The following table sets forth, in constant reais of December 31, 1997 purchasing power, the Company's capital expenditures for each year in the three-year period ended December 31, 1997.

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1995    1996    1997
                                                         ------- ------- -------
                                                         (IN MILLIONS OF REAIS)
   Operational Investments(1)...........................   210.6   272.2   294.1
   Telephone equipment:
     Exchanges..........................................   421.9   620.8   634.8
     Transmission.......................................   232.2   311.0   411.4
     Infrastructure.....................................    81.4   152.0   125.8
     External network...................................   343.0   480.1   558.4
     Other..............................................   296.8   291.9   463.5
   Data transmission equipment..........................    67.9    89.1    64.3
                                                         ------- ------- -------
   Total capital expenditures........................... 1,653.8 2,217.1 2,552.3
                                                         ======= ======= =======

--------
(1) Operational investments include investments to replace plant equipment and other fixed assets generally without altering the capacity of the asset replaced and certain investments in operational and technical support, such as telecommunications management network systems.

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

 GENERAL

  The Company's business, including the services it may provide and the rates it charges for telecommunications services, is regulated by Anatel pursuant to the Telecommunications Law, the regulations, decrees, orders and plans issued thereunder and the Concessions granting the Company the right to provide certain telecommunications services, subject to certain obligations contained in the Concessions (the "List of Obligations").

 BACKGROUND

  From 1962 until 1967, the Brazilian telecommunications sector was regulated by the Conselho Nacional de Telecomunicacoes (the "National Council of Telecommunications"), and from 1967 until 1997 by the Ministry of Communications, pursuant to Law No. 4,117 of August 27, 1962, as well as certain regulations issued pursuant thereto from 1962 to 1996.

  In August 1995, the Brazilian Congress amended the Brazilian Constitution to allow the restructuring of the telecommunications sector. On July 19, 1996, the Congress passed Law 9,295, the Lei Minima (the "Minimum Law"). The Minimum Law began the process of opening up the cellular market to competition. The Minimum Law was largely replaced by the Telecommunications Law, although current cellular concessions for the former Telebras companies ("Band A") and the private companies that were authorized to compete with the Band A companies ("Band B") contain certain provisions derived from the Minimum Law. In July 1997, the Congress passed the Telecommunications Law, which replaced Law 4,117 and became the main basis for regulation of the telecommunications sector, except for regulation of broadcasting, which was not addressed by the Telecommunications Law.

 REGULATORY AGENCY--ANATEL

  The Telecommunications Law provides a framework for telecommunications regulation. Article 8 of the Telecommunications Law established Anatel to develop regulations and to enforce such regulations. The specific functions of Anatel were set forth by the President of Brazil in Decree No. 2338 of October 7, 1997, the Regulamento da Agencia Nacional de Telecomunicacoes (the "Anatel Decree"). Pursuant to the Telecommunications Law and the Anatel Decree, Anatel replaces the Ministry of Communications as the regulatory agency for the telecommunications sector. Anatel, unlike the Ministry of Communications, is an independent regulatory agency. Anatel is administratively independent, financially autonomous and not hierarchically subordinated to any organ of the Brazilian Government, including the Ministry of Communications, in the area of telecommunications regulation. While independent, Anatel does maintain a close working relationship with the Ministry of Communications and informs the Ministry of its activities. Article 19, Section XXIX of the Telecommunications Law requires Anatel to submit an annual report summarizing its activities to the Ministry of Communications.

  Anatel is managed by a five-member Conselho Diretor ("Board of Directors"), headed by an executive president. The directors of Anatel are nominated by the President of Brazil, subject to approval by the Senate. Each director serves for a single fixed term of 5 years; directors may not be reappointed. In order further to ensure Anatel's independence, the first directors have been appointed for different terms, from 3 to 7 years, so that only one director's mandate will expire per year, ensuring a staggered appointment of directors in the future. The directors may not exercise any other professional, business (other than university professor), union or political function, nor may they hold a significant interest, whether direct or indirect, in any company related to telecommunications.

  Anatel is financed through the Fundo de Fiscalizacao das Telecomunicacoes ("Fistel"). Fistel is a fund administered by Anatel and its funds are currently the sole source of financing for Anatel's activities. Fistel receives the proceeds of, among other things, a tax imposed on concessionaires and fees charged for licenses and concessions.

  Any proposed regulation of Anatel is subject to a period of public comment, including public hearings. Anatel's actions may ultimately be challenged in Brazilian courts.

 CONCESSIONS AND LICENSES

  Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or license. Concessions and licenses are granted for services in the public regime ("Public Regime") and services in the private regime ("Private Regime"). The Public Regime is differentiated from the Private Regime primarily by the obligations imposed on the companies in the Public Regime rather than the type of services offered by those companies. There are only four companies in the Public Regime: Embratel and the three regional fixed-line companies. All other telecommunications companies, including other companies providing the same telecommunications services as the four companies in the Public Regime, operate in the Private Regime.

  Fixed-line Services--Public Regime. There are four providers of services in the Public Regime: Embratel and the three regional fixed-line companies. These four companies are the primary providers of the following fixed-line services to the general public: local, intra-regional long-distance, interregional long-distance and international long-distance. Each of these four companies holds concessions, as required by the Telecommunications Law. Each Public Regime concession is a specific grant of authority that allows the concessionaire to offer a wide variety of telecommunications services but specifically prohibits the concessionaire from offering certain telecommunications services and imposes certain obligations on the concessionaire concerning network expansion and modernization, quality and continuity of service. The main restriction is that, until December 31, 2003, the regional fixed-line companies will be prohibited from offering interregional and international long-distance service, while Embratel will be prohibited from offering local service unless certain obligations are met as described below. Anatel is required, some time after the privatization process is complete, to grant Embratel the right to offer full intra-regional long-distance service, which is currently restricted to the regional fixed-line companies. See "--Obligations of Telecommunications Companies--Public Regime-- Service Restrictions."

  Concessions for Embratel and the three regional fixed-line companies are granted for a fixed number of years, subject to certain obligations, with the possibility of full renewal or revocation. See "--Obligations of Telecommunications Companies--Public Regime--Service Restrictions." The initial concessions for Embratel and the regional fixed-line companies have been granted until 2005. After 2005, the concessions may be renewed. The renewal period is currently 20 years. The current concessions granted to the four companies in the Public Regime have not required the payment of a fee. While terms for the grant of concessions to new entrants have not yet been determined by Anatel, Embratel and the regional fixed-line companies are required to pay biannual renewal fees after 2005 equal to 2% of annual net revenues from the provision of fixed-line public telecommunications services in the prior year (excluding taxes and social contributions) during the 20-year renewal period.

  Fixed-line Services--Private Regime. Licenses will be granted to new competitors wishing to offer fixed-line-based services, including local, intra-regional long-distance, interregional long-distance and international long-distance, in the Private Regime. Licensees are not subject to the same obligations as Public Regime concessionaires, although individual licenses may contain certain obligations. After the privatization process for Embratel and the three regional fixed-line companies is complete, Anatel is required to authorize three new entrants to provide local telephone service and intra-regional long-distance telephone service, with each of the three new entrants receiving two licenses to provide such services in a single fixed-line Region, in addition to authorizing one new entrant to provide intra-regional, interregional and international telephone long-distance by granting three licenses to provide such services throughout Brazil. The bidding requirements are expected to contain certain minimum technical and financial standards. The effective result of the license auction will be that two companies compete in each of the markets for local service (one regional fixed-line concessionaire and one licensee), four companies compete in the markets for intra-regional long-distance service (one incumbent regional fixed-line company, Embratel, and two licensees), and two companies compete in the markets for interregional long-distance and international long-distance (Embratel and one licensee). See "--Competition."

  Until December 31, 2001, the four existing Public Regime concessionaires and the new Private Regime licensees will be the only companies authorized to offer local, intra-regional long-distance, interregional long-distance and international long-distance services. Beginning January 1, 2002, the Telecommunications Regulations require Anatel to end this period of exclusivity and authorize new licensees wishing to offer such services. See "--Competition."

  Non-fixed Services--Private Regime--Concessions. The Band A and Band B cellular companies are in the Private Regime. Pursuant to the Minimum Law and the Telecommunications Law, the cellular companies in Band A and Band B have been granted concessions. Each cellular concession is a specific grant of authority to operate cellular services, subject to certain obligations contained in the List of Obligations. If a cellular company wishes to offer any telecommunications service other than the cellular service authorized by its concession, it may apply to Anatel for a license to offer such other services. See "--Non-fixed Services--Private Regime--Licenses."

  Each cellular concession has been granted for an initial period of 15 years, subject to renewal for further periods of 15 years if the List of Obligations contained in a concession has been met. The Band A cellular concessions did not require the payment of a fee. Terms of payment for renewal of the Band A and Band B cellular concessions have not yet been established.

  Currently, there is a limit on the number of cellular companies. One company may operate in Band A and one company in Band B for each cellular region. Under the cellular concessions, Anatel may not authorize additional providers of cellular service until December 31, 1999.

  Non-fixed Services--Private Regime--Licenses. Except for cellular service, for which no new licenses may be granted until December 31, 1999, licenses may be granted to any company wishing to offer non-fixed telecommunications services in the Private Regime. Licensees are not subject to the same obligations as Public Regime concessionaires, although individual licenses may contain certain obligations.

 OBLIGATIONS OF TELECOMMUNICATIONS COMPANIES

  Providers of telecommunications services are subject to certain obligations contained in the List of Obligations of their concessions and licenses. The four providers of telecommunications services in the Public Regime are subject to a set of special restrictions regarding the services they may offer, contained in the Plano Geral de Outorgas ("General Plan of Concessions and Licenses"), and special obligations regarding service quality, network expansion and modernization contained primarily in the Plano Geral de Metas de Qualidade ("General Plan on Quality") and the Plano Geral de Metas de Universalizacao ("General Plan on Universal Service"). These restrictions and obligations are also contained in the concessions of the four companies, particularly in the List of Obligations.

  Public Regime--Service Restrictions. Under the General Plan on Concessions and Licenses, Embratel and the regional fixed-line companies are prohibited from offering certain basic fixed-line telecommunications services until they fulfill the List of Obligations as described below. Embratel is prohibited from offering local or cellular services and the regional fixed-line companies are prohibited from offering cellular, interregional long-distance and international long-distance services. Anatel is required, some time after the privatization is effected, to grant Embratel the right to enter the market for full intra-regional long-distance service, including service within the states, as a competitor to the regional fixed-line companies and to grant the fixed-line companies the right to offer interstate intra-regional long-distance service, which they were not authorized to offer in the past.

  The General Plan of Concessions and Licenses provides certain incentives to encourage Embratel and the three regional fixed-line companies to fulfill the service quality, network expansion and modernization obligations contained in the List of Obligations quickly. Under the General Plan of Concessions and Licenses, the progress of Embratel and the regional fixed-line companies towards attaining their List of Obligations will be measured annually by Anatel. Two measuring dates, December 31, 2001 and December 31, 2003 are of particular importance (the "2001 Targets" and the "2003 Targets"). See tables in "--Network Expansion--General Plan on Universal Service" and "--Quality of Service--General Plan on Quality." In the period before the 2001 Targets are measured, Anatel will regularly monitor the progress of Embratel and the regional fixed-line companies and communicate with them. If they fail to meet the 2001 Targets, Anatel may, at its discretion, revoke their concessions. If they meet the 2001 Targets, they may continue to operate. In the period before the 2003 Targets are measured, Anatel will regularly monitor the progress of the four companies and communicate with them. If Embratel and the regional fixed-line companies meet the 2003 Targets, the restrictions on the services the four companies may offer will be eliminated and the companies will be allowed to apply for licenses to offer any other service. In addition, if, in its review for the 2001 Targets, Anatel finds that any of the four companies has met the 2003 Targets, Anatel will immediately eliminate the restrictions on the telecommunications services that company may offer. Anatel may also eliminate the restrictions on a date other than the official measuring dates of December 31, 2001 and December 31, 2003 if it finds that a company has met the 2003 Targets. Failure to meet the 2003 Targets could result in revocation of the Concessions.

  In order to attract new entrants and ensure competition, there are also certain restrictions on alliances, joint ventures, mergers and acquisitions involving Public Regime concessionaires, including:

  . A concessionaire is prohibited from holding more than 20 percent of the equity in any other concessionaire

  . Concessionaires offering different services in the Public Regime in either the same or different regions are prohibited from offering services jointly

  . Concessionaires offering the same service in the Public Regime in different regions are prohibited from offering services jointly

  . Mergers between fixed-line regional companies and cellular companies are prohibited

  . Companies offering telephony services are prohibited from offering cable television

  Anatel has not yet determined whether the restrictions under its control will expire in the future or under what conditions they would expire.

  Network Expansion--General Plan on Universal Service. Under the General Plan on Universal Service, the regional fixed-line companies are required to expand switched, fixed-line service to cover the entire national territory of Brazil in accordance with the List of Obligations. Embratel is also subject to the universal service requirement of providing access to direct-dial interregional and international long-distance service by installing public telephones in remote regions and isolated communities. Since universal service requirements are restricted to the provision of switched, fixed-line basic telephony services, formal universal service requirements do not apply to cellular companies, although the cellular companies are subject to certain similar requirements under the cellular List of Obligations and certain cellular regulations, including obligations to expand their networks and to provide cellular services without pricing discrimination within customer categories.

  Universal service will be financed through two primary mechanisms: (a) the normal capital expenditure budgets of Embratel and the regional fixed-line companies, and (b) a universal service fund.

  Embratel and the regional fixed-line companies are themselves responsible for financing their universal service obligations of network expansion from their own revenues. No subsidies or other supplemental financing is anticipated to finance the network expansion obligations contained in the List of Obligations. However, the General Plan on Universal Service allows Anatel to waive the network expansion requirements once a company succeeds in meeting the 2001 Target for maximum waiting time for installation of a line of four weeks. If a regional fixed-line company fails to meet its obligations in a particular region, Anatel may grant licenses to competing companies to provide the service and may compel the regional fixed-line company to make its network available for the competitor's use.

  The Telecommunications Law also provides for a universal service fund to contribute to the costs of providing universal service. While the exact nature of the universal service fund is not yet known, a bill has been submitted to the Congress that states that if a company, after meeting its universal service obligations, finds that it cannot operate a certain service in a certain region at a profit, the company may apply to receive a subsidy from the universal service fund--for costs incurred beyond costs necessary to meet its obligations--to ensure that it covers its costs in providing the service.

  The following table sets forth the network expansion and modernization obligations of the Company as stated in the List of Obligations for the period 1999-2005 and the Company's status with respect to each obligation as of December 31, 1997.

                      NETWORK EXPANSION AND MODERNIZATION

                            COMPANY STATUS
                          AS OF DECEMBER 31,           BY DECEMBER 31,
                          ------------------ -----------------------------------
                                 1997        1999 2000 2001  2002 2003 2004 2005
                                 ----        ---- ---- ----- ---- ---- ---- ----
Minimum total number of
 installed lines (in
 millions)..............         7.5         10.3 11.8  13.5 --   --   --   --
Fixed switched service
 fully available if
 population greater
 than:..................         N/A(3)       --   --  1,000 --   600  --   300
Maximum average waiting
 time for installation
 of a line (in weeks)...          72(1)       --   --      4   3    2    1  --
Minimum number of public
 telephones in service
 (in thousands).........         229          293  399   478 --   --   --   --
Public telephones per
 1,000 inhabitants......         2.7               --    --  --   7.5  --   8.0
Minimum ratio of public
 telephones to fixed
 terminals (%)..........         3.5          --   --    --  --   2.5  --   3.0
Minimum digitalization
 level
 (% of network).........          63           75  --     85 --    95  --   100
Maximum distance to a
 public telephone
 (meters)(1)............         N/A(5)       800  --    500 --   300  --   --
Full-service public
 telephone
 availability(4):
 as a % of total number
  of public telephones:
    international long-
     distance...........           0(6)        25  --    --  --   --   --   --
    local and domestic
     long-distance......          63           50  --    --  --   --   --   --
 in areas with no fixed
  switched service
  (# of inhabitants)....         N/A(3)      1000  --    600 --   300  --   100

--------
(1) Represents average waiting time for installation of a line in areas only where fixed switched service is fully available. The Company does not have information measuring maximum waiting time for installation of a line.
(2) The Company's subsidiary Telerj had an average waiting time of 2 years.
(3) Not available; the Company covered 53% of municipalities with populations of 1000 or more with fixed service and in 91.4% of such municipalities, at least one public telephone was available.
(4) Public telephones available 24 hours a day with direct-dial capability.
(5) Not available; the Company does not currently measure this information.
(6) The Company is currently testing products that would allow it to upgrade its public telephone network to have international direct-dial capability.

  Quality of Service--General Plan on Quality. The General Plan on Quality contains a series of service quality obligations that are incorporated into the List of Obligations of Embratel and each regional fixed-line company. These include attainment of certain targets such as reducing average dial tone delay, achievement of certain call completion rates for local, intra-regional long-distance, and interregional and international long-distance calls, reducing average operator assistance delay, reducing trouble reports per 100 lines, reducing average time of repair, reducing average time of installation, increasing billing accuracy, and achieving certain customer satisfaction levels for public payphones, residential telephony and nonresidential telephony.

  The following table sets forth the quality of service obligations of the Company as stated in the List of Obligations for the period 1999-2005 and the Company's status with respect to each obligation as of December 31, 1997.

                              QUALITY OF SERVICE

                                             COMPANY STATUS
                                                 AS OF
                                              DECEMBER 31,    BY DECEMBER 31,
                                             -------------- -------------------
                                                  1997      1999 2001 2003 2005
                                                  ----      ---- ---- ---- ----
Dial tone within 3 seconds (% of cases)....         96(5)    98   99  99.5 99.5
Call completion rate during peak periods (%
 of calls attempted)(1)....................       52.1       60   65    70   70
Maximum busy circuit rate during peak
 periods(1) (% of calls attempted).........        8.3(6)     6    5     4    4
Maximum monthly repair requests per 100
 lines.....................................        4.9      3.0  2.5   2.0  1.5
Maximum monthly public telephone repair
 requests per 100 lines....................       23.5       15   12    10    8
Residential repair response speed (% within
 24 hours)(2)..............................         81       95   96    97   98
Nonresidential repair response speed (%
 within 8 hours)...........................         81(3)    95   96    97   98
Public telephone repair response speed (%
 within 8 hours)...........................       89.2(3)    95   96    97   98
Operator availability during peak periods
 (% answer/within 10 seconds)..............       85.3       92   93    94   95
Billing inaccuracy (inaccurate bills per
 1000 bills)(4)............................       10.7        4    3     2    2
Credit issued within one billing cycle for
 claimed inaccuracies (% of cases).........        N/A(7)    95   96    97   98

--------
(1) For local and domestic long-distance calls.
(2) Must be within 48 hours in all cases.
(3) Not available; the Company does not currently measure this; the data is presented for % within 24 hours; must be within 24 hours in all cases.
(4) A bill is considered inaccurate for this purpose if a customer claims it is inaccurate.
(5) Estimated.
(6) The Company measures only for domestic long-distance calls.
(7) Not available; while the Company does not measure against this criterion for most of its Subsidiaries, the Company does not anticipate having difficulties meeting this standard.

  Failure to meet both network expansion and modernization obligations and the quality of service obligations in the List of Obligations may result in fines and penalties of up to R$50,000,000 as well as potential revocation of the Company's Concessions. The Company's ability to meet the quality of service obligations in the List of Obligations will depend upon certain factors outside its control. While there can be no assurances, the Company believes that it will be able to meet these requirements.

  Interconnection. Interconnection is mandatory between all telecommunications networks upon request by any party. Interconnection tariffs are subject to a price-cap established by Anatel. Rates below the applicable price-cap may be negotiated between the parties. If a company offers an interconnection tariff below the price-cap, it must offer that price to any other requesting party on a nondiscriminatory basis.

  Anatel has stated that it does not expect to grant parties requesting interconnection the right to co-locate their equipment at this time. Co-location means that a party requesting interconnection may place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and connect to the network at this point of presence. Co-location is currently a matter of negotiation between the parties.

  Anatel does not currently mandate unbundling of network elements and services by the providers of such elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may introduce unbundling in the future. In an unbundled regime, every network operator is required to provide a detailed list of network services and elements which may be purchased by a party requesting interconnection and the requesting party then has the right to select and purchase a subset of the network elements and services available.

  Number Portability. Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same telephone number. Full number portability is mandatory within a local area.

 RATE REGULATION

  General. In May 1997, a tariff rebalancing was implemented pursuant to which monthly subscription charges and measured service charges for all customers increased, while domestic and international long-distance rates were lowered. In addition, the previous mechanism for financing the installation of new lines (auto-financing), which required customers to purchase shares of Telebras, was eliminated and replaced with a flat installation charge. With retroactive effect as of April 1, 1998, the regime used to divide domestic and international long-distance revenues between Embratel and the regional fixed-line companies was replaced with a network usage fee for interconnection such as already existed for use of cellular networks by the fixed-line companies and for use of the fixed networks by cellular operators. In addition to the network usage charge, Embratel is also required to pay a supplemental per-minute charge called Parcela Adicional de Transicao ("PAT") that supplements the network usage charge. Embratel is the only company that is required to pay PAT charges. Embratel will be required to pay PAT charges for three years, after which time the PAT charges will be phased out.

  Price-Caps. Concessions with the regional fixed-line companies and Embratel, including the Concessions with the Company, provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of a maximum amount, or price-cap, stipulated by Anatel, that may be charged for a particular service and on a weighted average rate for a basket of basic services. The services include all of the services in the basic service plan, such as installation charges, monthly subscription fees, switched local service, intra-regional long-distance, interregional long-distance and international long-distance service, as well as public telephone service and interconnection charges, including network usage fees. The main baskets for the regional fixed-line companies are for local services, including installation charges, the monthly subscription fee, and measured usage charges, and for interconnection services, including network usage fees and equipment rental charges. The main baskets for Embratel are interregional long-distance, international long-distance and interconnection.

  The initial price-cap established by Anatel in the Concessions is based on the previously existing tariffs. The initial price-cap will be adjusted on an annual basis under a formula contained in the Concessions. The formula allows two adjustments to the price-cap. First, the price-cap is revised upward to reflect increases in inflation by multiplying the price-cap by (1+1(y)), where y represents the rate of inflation as measured by the Indice Geral de Precos-- Disponibilidade Interna ("IGP-DI"), an inflation index developed by the Fundacao Getulio Vargas, a private Brazilian economic research organization. Second, the inflation-adjusted price-cap is adjusted downward to ensure productivity gains by multiplying the inflation-adjusted price-cap by (1-X), where X represents a set productivity factor (the "X-factor").

  In order to provide an incentive to Embratel and the regional fixed-line companies to increase their efficiency and to reward consumers of telecommunications services, Anatel applies an X-factor representing annual productivity adjustments to the tariffs of Embratel and the regional fixed-line companies. In the period 1998 to December 31, 2005, the tariffs of Embratel and the regional fixed-line companies will be adjusted downward as follows:

                                             X-FACTOR ANNUAL PRODUCTIVITY
                                                      ADJUSTMENTS
                                        ---------------------------------------
                                        1998 1999 2000 2001 2002 2003 2004 2005
                                        ---- ---- ---- ---- ---- ---- ---- ----
Fixed-line companies--local and intra-
 regional long-distance...............   0%   0%   0%   0%   2%   2%   4%   4%
Fixed-line companies--interconnec-
 tion.................................  10%  10%  10%  10%  10%  15%  15%  15%
Embratel- interregional long-dis-
 tance................................   2%   2%   2%   4%   4%   4%   5%   5%
Embratel- international long-dis-
 tance................................   5%   5%   5%   7%   7%   7%  10%  10%

  The price-cap covers a basket of basic services. While the weighted average tariff for the entire basket may not exceed the price-cap, the tariffs for individual services within the basket may be increased. The Company may increase the tariff for any individual service by up to 5%, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price-cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average tariff does not exceed the price-cap.

  The Company may also offer alternative plans in addition to the basic service plan. For instance, a customer might wish to choose an alternative plan that allows unlimited calling for a set fee rather than pay the per-minute fee under the basic service plan. Alternative plans must be submitted to Anatel for approval, but are not currently subject to a price-cap.

  For information on the Company's current tariffs and service plans, see "-- Rates."

  Installation Charges. Installation charges for connection to the fixed-line telephone network have been reduced to a maximum flat rate of R$80 for all customers, both residential and nonresidential as of October 1997. All regional fixed-line companies are subject to this maximum for installation uniformly in every local calling area throughout Brazil. Local areas include those areas currently connected to the fixed-line network and correspond largely to urban areas. Customers outside of the local areas must negotiate the price of installation with the Company. Currently, the Company is charging an installation charge of R$50, rather than R$80. This fee replaces the autofinancing mechanism which had been in place, which required customers to purchase shares in Telebras. See "--Rates--Local Services."

  Monthly Subscription Charges. Residential and nonresidential customers must pay a monthly access fee for connection to the fixed-line telephone network. There are currently three levels of monthly access fees in Brazil, R$10, R$15 and R$20, excluding taxes, depending on customer characteristics, with all residential customers paying R$10 and most business customers paying R$15. See "--Rates--Local Services."

  Measured Service Charges. Users of local service, both residential and nonresidential, pay for local calls depending on usage. Usage is measured in pulses. Pulses occur system-wide every four minutes for local calls. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one individualized pulse for every call when the call is connected. After the first individualized pulse, only system-wide pulses are used in determining the charge for a call. The result of this system is that, while the time between the second and every subsequent pulse is always in increments of four minutes, the time between the first (individualized) pulse and the second (system-wide) pulse may vary. For example, the time between the first (individualized) pulse and the second (system-wide) pulse may vary between one second and four minutes.

  For normal weekday calls, local call charges are determined by multiplying the number of pulses by the charge per pulse. For calls being made any day between midnight and 6:00 a.m., in addition to Saturdays from 2:00 p.m. to midnight and all day Sunday and holidays, a caller is charged for only one pulse regardless of the duration of a call.

  All users of local service currently receive 90 free pulses per month as part of their monthly subscription, equivalent to about 140 minutes per month in the case of an average user. Through the tariff rebalancing of May 1997, measured usage charges increased by approximately 61%. See "--Rates--Local Services."

  Anatel has stated that, as a consequence of its tariff restructuring in May 1997, cross-subsidies among various telecommunications services have been largely eliminated.

  Intra-Regional Long-Distance. Users of service pay differing rates for local measured service and intra-regional long-distance service. Intra-regional long-distance consists of interurban calls originating and terminating within the calling area of a regional fixed-line company. The Company is allowed to carry such calls entirely over its own network. When it does so, the Company receives all of the revenues from such calls. As part of the May 1997 tariff rebalancing, intra-regional long-distance rates were lowered, with an effective reduction of approximately 32%. Intra-regional calls are billed based on the duration of a call and distance. There are currently 20 intra-regional long-distance tariffs based on combinations of four day/time categories and five distance categories. Certain intra-regional long-distance calls occur within an area code and are measured in pulses.

  For a breakdown of the Company's current intra-regional long-distance tariffs, see "Rates--Intra-Regional Long-Distance Service."

  Network Usage Charges. Other telecommunications companies wishing to interconnect with and use the Company's network--primarily to gain access to the Company's customers for call origination and completion--must pay certain fees, primarily a network usage fee. In addition, other telecommunications operators rent equipment, such as trunk lines, from the Company for use within their own internal networks. Fees for network usage and equipment rental are subject to price-caps stipulated by Anatel.

  The price-cap for the network usage fee specified by Anatel varies from company to company based on the underlying cost characteristics of each company's network. The fee is a flat fee charged per minute of use which represents an average charge for a basket of network elements and services.

  Embratel, the cellular companies and any future new entrants into the market must pay the network usage fee if they access end customers via the network of a regional fixed-line company. In practical terms, even though the network usage fee includes the costs of a variety of network elements and services, the network usage fee primarily reflects the use of certain facilities of the Company for which Embratel and the cellular companies do not have adequate substitutes, particularly the local loop between local exchanges and end customers. Anatel has stated that Embratel is likely to be the primary provider of network usage fees since it will need to use at least the local loop to access end customers for the provision of long-distance service and since Embratel is under an obligation to provide universal long-distance service.

  In the past, the Company shared revenues for interstate and international long-distance calls with Embratel rather than charging Embratel a network usage fee for the use of the Company's network. Under this system, the Company retained a fixed percentage of the revenues associated with such calls and paid the balance of the revenues associated with such calls to Embratel. This system was replaced with retroactive effect as of April 1, 1998 with the interconnection charge regime that had already been in place for interconnection of the Company's network with cellular networks, under which the Company charges for connection to its network and usage of its network.

  The total level of interconnection charges in the future is likely to depend greatly on the interconnection regime adopted by Anatel and how it is enforced. See "--Obligations of Telecommunications Companies--
Interconnection."

BRAZILIAN POLITICAL ENVIRONMENT

  The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies, including consistent policies in the areas of government-owned enterprises and telecommunications.

  Mr. Fernando Henrique Cardoso, the Finance Minister at the time of implementation of Brazil's latest economic stabilization plan (the "Real Plan"), was elected President of Brazil in October 1994 and took office in January 1995. He has generally sought to continue the economic stabilization and liberalization policies he had developed as Finance Minister from May 1993 through April 1994. Although some important groups remain opposed to significant elements of his program and the implementation of policies of economic stabilization and liberalization is subject to significant compromises and accommodations, President Cardoso is the leader of a coalition of political parties that represents a majority of the federal Congress. His party controls the state governments of the States of Sao Paulo, Rio de Janeiro and Minas Gerais, and his policies have broad political support.

  Elections will be held in October of 1998 in which the President, Vice-President, state Governors and the members of the Chamber of Deputies, as well as one third of the members of the Senate, will be elected. The outcome of these elections could have a strong impact on whether the economic reforms of the Cardoso administration can continue. Although the Brazilian Constitution was amended in June 1997 so as to permit President Cardoso to run for a second term in office, there can be no assurance that President Cardoso will be re-elected and, more generally, there can be no assurance that the political consensus in favor of the economic reform program pursued by the Cardoso administration can or will be sustained following the elections.

BRAZILIAN ECONOMIC ENVIRONMENT

  The financial condition and results of operations of the Company are dependent on general economic conditions in Brazil, and in particular on (i) economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) exchange rates between Brazilian and foreign currencies.

  For many years, the Brazilian economy was extremely volatile, and the Federal Government implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable, non-inflationary growth. The Company was affected by economic instability and by such programs in a variety of ways, particularly when they have resulted in contractions in demand or very high real interest rates or prevented the Company from raising rates to keep pace with the rate of inflation.

  Until the introduction of the Real Plan, measures by the Federal Government intended to influence the course of Brazil's economy, such as changes in monetary, credit, tariff and other policies, were frequent and occasionally drastic. See "Exchange Controls and Other Limitations Affecting Security Holders." In particular, actions to control inflation, interest rates or consumption included freezing bank accounts, imposing capital controls, introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, not infrequently have had a material adverse effect on the Company's business, financial condition and results of operations.

  Beginning in December 1993, the Federal Government introduced the Real Plan, an economic stabilization program intended to reduce the rate of inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing to privatize government-owned entities and introducing a new currency. The real was introduced as Brazil's currency on July 1, 1994, based on a new unit of account, the URV, introduced earlier in the year. Since taking office in January 1995, President Cardoso has continued to implement the Real Plan. The real generally appreciated through January 1995 and thereafter gradually declined in value against the dollar, reaching R$1.1164 to US$1.00 at December 31, 1997. Under the Real Plan, the rate of inflation has decreased significantly and there has been sustained growth in real gross domestic product. See "--Inflation and Devaluation." Notwithstanding the success of the Real Plan in lowering inflation and stabilizing the Brazilian economy, the Real Plan also led to an economic slowdown, a rise in unemployment in some regions and specific sectors of the economy, and adversely impacted certain sectors of the economy.

  Beginning in August 1998, following the devaluation of the Russian Ruble, Brazil has experienced substantial capital outflows, significant declines in its stock markets and speculative attacks on the Brazilian currency. In response, the Federal Government has raised interest rates and stated that it will continue to support the value of the real and to abide by the principles inherent in the Real Plan. Previously, in the fourth quarter of 1997, Brazil experienced a financial crisis following the financial and economic crisis in Asia. In response, the Federal Government adopted several economic measures to protect the Real Plan and the stability of the Brazilian currency. These measures included (i) an increase in interest rates, including a near doubling of short-term interest rates, (ii) an increase in certain tax rates, (iii) a reduction in Federal Government spending for 1998 and (iv) restrictions on imports. Government policies to control inflation and to reduce budget and trade deficits could also result in further actions that could slow or halt Brazilian economic growth. It is not possible to foresee how measures like these will affect the business, financial condition and results of operations of the Company.

  Brazil's trade deficit for 1997 increased to US$8.37 billion compared to US$5.54 billion for 1996. There can be no assurance that the Brazilian government will not introduce credit restrictions to subdue domestic demand in order to reduce the trade deficit, nor that any such credit restrictions will not have a material adverse effect on the business, operations, financial condition or results of operations of the Company. A continuing increase in the trade deficit would substantially reduce Brazil's approximately US$50.8 billion of reserves at December 31, 1997 and could negatively affect Brazil's economic development as a whole.

PRIVATIZATION

  The Federal Government, directly or through various state-owned enterprises, owns many companies and controls a major portion of activities in the mining and oil and gas sectors. Most of the energy production, rail transport and postal services companies are directly or indirectly controlled by the Federal Government.

   To reduce its participation in the economy, the Federal Government has engaged in the privatization of certain state enterprises. The objectives of the privatization program are (i) to reduce the role of the state in the economy and allocate more resources to social investment, (ii) to reduce public sector debt and (iii) to encourage increased competition and thereby raise the standards and efficiency of Brazilian industry and (iv) to strengthen the capital markets and promote wider share ownership. As originally presented the Real Plan contemplated constitutional amendments which would permit private participation in the state-controlled petroleum and telecommunications sectors and in other areas that had constitutionally mandated monopolies, such as pipeline distribution of gas and the shipping industry. These amendments were approved by Congress in 1995. A council directly subordinate to the President, the Conselho Nacional de Desestatizacao (the "Privatization Council") and BNDES are responsible for administering the privatization program.

  As of December 31, 1996, a total of 52 state enterprises or divisions thereof had been privatized, and several minority interests held by Federal Government companies had been sold for nominal consideration totaling US$13.7 billion (including payment made in Brazilian currency and payment made by means of qualified debt instruments issued to the federal government, its agencies and state-controlled companies). To date, the privatizations have, for the most part, been effected through share auctions conducted on Brazil's stock exchanges. Although the majority of such auctions have been successful, there have been instances in which a share auction has failed due to a lack of bidders. Privatization revenues for 1997 exceeded $26.0 billion. Some of the Brazilian states, such as Sao Paulo, Minas Gerais, Pernambuco, Paraiba and Maranhao are also conducting privatization programs in relation to state services.

  Brazilian labor unions have opposed certain of the privatization measures proposed by the Federal Government, but the Federal Government has, to date, been able to move forward with its program despite such opposition.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES; BRAZILIAN AUSTERITY PROGRAM

  The Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investors' reactions to developments in one country can have an effect on the securities of issuers in other countries, including Brazil. For example, since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of financial market indices, including those in Brazil, have declined significantly. The current market volatility in Latin American and other emerging market countries' securities markets has also been attributed, at least in part, to the effects of the Asian economic crisis. There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the value of the ADSs.

  In reaction to the growing market volatility in Asia, the Federal Government implemented several measures intended to curtail the outflow of foreign investment, as Central Bank reserves were reduced from U.S.$61.2 billion in September 1997 to U.S.$52.9 billion by the end of October 1997. On October 30, 1997, the Central Bank raised the benchmark interest rate from 20.7% to 43.4%, in order to retain investment funds in the country. On November 10, 1997 the Federal Government presented a series of fiscal measures aimed at reducing the budget deficit and bolstering economic conditions. The measures included certain tax increases, eliminations of budget expenses and reductions in available fiscal incentives. The package of measures was intended to produce a savings of R$20 billion, due to the decrease in expenses and the increase in revenue. These fiscal measures have been substantially implemented. Constitutional reforms affecting civil servants and social security have also been accelerated and may result in lower Government deficits. However, there can be no assurance that such measures will be successful in protecting the Federal Government's present currency exchange rate policy and price stability program.

  Additionally, the decrease in economic activity caused by the increase in interest rates and the fiscal measures may have substantial negative effects on companies doing business in Brazil. Projected GDP growth for Brazil for 1998 has been reduced from approximately 4% to approximately 1%. It is expected that these events may have the effect of reducing the purchasing power of Brazilian consumers in general. Since the increase in interest rates, the Central Bank has gradually reduced its benchmark interest rate, setting its rates at 40.9% on December 1, 1997, 38.0% on January 2, 1997, at 34.5% on January 29, 1997, at 28.0% on March 5, 1998 and at 21.8% on May 20, 1998, at 21.0% on June 25, 1998
and at 19.75% on July 29, 1998. However, there can be no assurance that a decrease in interest rates will not cause further investment outflows.

  Events in Asia also may affect the competitiveness of Brazilian exports. In addition, the proceeds from scheduled privatizations may not reach expected levels, in which case the current account deficit would cause a deterioration in foreign reserves, adversely affecting the currency exchange rate policy.

INFLATION AND DEVALUATION

  Brazil experienced extremely high and generally unpredictable rates of inflation and of devaluation of Brazilian currency for many years until the implementation of the Real Plan. Inflation itself, as well as certain governmental measures to combat inflation, and public speculation about possible future actions have also historically contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. The following table sets forth Brazilian inflation, as measured by the UFIR for 1995 and the IGP-M for 1996-1998, and the devaluation of the Brazilian currency against the U.S. dollar for the periods shown.

                                   YEAR ENDED
                                  DECEMBER 31,   FIRST QUARTER  SECOND QUARTER
                                 -------------- ENDED MARCH 31, ENDED JUNE 30,
                                 1995 1996 1997      1998            1998
                                 ---- ---- ---- --------------- --------------
                                               (IN PERCENTAGES)
Inflation (UFIR for 1995; IGP-M
 for 1996-1998)................. 22.5 9.2  7.7        1.3            1.8
Devaluation (Brazilian currency
 vs. US$)....................... 15.0 6.9  7.4        1.9            3.6

  Since the introduction of the Real Plan in July 1994, the rate of inflation has decreased considerably. As measured by the IGP-M, the rate of inflation was 7.7% for 1997 and 1.3% for the first quarter of 1998. Despite this reduction, the rate of inflation remains high compared to other countries, and the potential for distortions or dislocations attributable to changing prices continues to exist. The exchange rate between the real and the U.S. dollar has also been relatively stable since early July 1994, compared to prior periods, although the potential for devaluation or volatility persists. See "Exchange Rates."

ITEM 2: DESCRIPTION OF PROPERTY

  The principal properties of the Company consist of transmission plants (including outside plant and trunk lines), exchange equipment and switching equipment. The Company's land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. Exchanges include local exchanges, "toll" exchanges that connect local exchanges to long-distance transmission facilities and "tandem" exchanges that connect local exchanges with each other and with toll exchanges.

  The Company's properties are located throughout the states of Maranhao, Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco, Alagoas, Sergipe, Bahia, Roraima, Amapa, Amazonas, Para, Rio de Janeiro, Minas Gerais and Espirito Santo. At March 31, 1998, the Company owned 5,325 properties, being 5,235 operating and 90 non-operating sites.

  At December 31, 1997, plant, equipment related to automatic switching stations represented approximately 24.6%, transmission equipment represented 31.2%, construction in progress represented approximately 19.8%, buildings, underground equipment and lines represented approximately 14.3% and other fixed assets represented approximately 10.1% of the net book value of the Company's total fixed assets. At December 31, 1997, the net book value of the Company's property, plant and equipment was R$13,282.3 million.

ITEM 3: LEGAL PROCEEDINGS

  The Breakup of Telebras is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the Breakup. All of these preliminary injunctions have been quashed by decisions of the relevant Federal Court, although several of such decisions are currently on appeal. If any such appeal is successful, the shareholders of Telebras will be required to reapprove the Breakup or other legislative action may be required.

  The lawsuits to which the Breakup has been subjected are based on a number of legal theories, the principal among which are that (i) Brazil's Constitution requires that the creation of the twelve New Holding Companies be specifically authorized by the Telecommunications Law--the Breakup is not so authorized; (ii) the Shareholders' meeting of Telebras held on May 22, 1998 which approved the Breakup was not properly convened; (iii) national sovereignty will be threatened if the country's telecommunications companies are controlled by foreign entities; and (iv) the Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup and privatization either by an executive order of the President or by an act of Congress. If any of the plaintiffs in the above-described lawsuits ultimately prevails, the Breakup will have to be reinitiated. This could require, depending upon the prevailing plaintiff's theory, any combination of
(i) amendment of the Telecommunications Law, (ii) reconvening the May 22, 1998 Telebras shareholders' meeting and (iii) the passage of additional fees by Congress or issuance of executive orders by the President. It is theoretically possible under Brazilian law for a court to require that the Breakup be unwound, although the Company believes that this would not be likely to occur.

  The Company is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Company has provided for or deposited in court amounts to cover its estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business and financial condition.

  Telebras is the legal predecessor of the Registrant and is a defendant in a number of legal proceedings and subject to certain other claims and contingencies. Under the terms of the Breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the Breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the Registrant or one of the other New Holding Companies. Creditors of Telebras may challenge this allocation of liability until September 14, 1998. Management of the Company believes that the chances of any such claims materializing and having a material adverse financial effect on the Company are remote.

ITEM 4: CONTROL OF REGISTRANT

  Of the Company's two classes of capital stock outstanding, only the Common Shares have full voting rights. The Preferred Shares have voting rights under limited circumstances. See "Description of Securities to be Registered-- Capital Stock--Voting Rights." Telemar owns 51.79% of the Common Shares. Accordingly, Telemar has the ability to control the election of the Company's Board of Directors and the direction and future operations of the Company.

  The following table sets forth information concerning the ownership of Common Shares by each member of Telemar and by the Company's officers and directors as a group. The Company is not aware of any other shareholder owning more than 10.0% of the Common Shares.

                                                    NUMBER OF    PERCENTAGE OF
                                                      COMMON      OUTSTANDING
                  NAME OF OWNER                    SHARES OWNED  COMMON SHARES
                  -------------                   -------------- -------------
Construtora Andrade Gutierrez S.A................ 13,653,892,000    10.98%
Macal Investimentos e Participacoes Ltda......... 12,881,031,000    10.35%
Inepar S.A. Industria e Construcoes.............. 12,881,031,000    10.35%
Fiago Participacoes S.A.......................... 12,043,763,125     9.68%
Companhia de Seguros Alianca do Brasil...........  6,472,717,000     5.20%
Brasil Veiculos Companhia de Seguros.............  6,472,717,000     5.20%
All directors and executives officers as a group
 (9 persons).....................................              4     0.00%

  The following is a brief description of the members of the Telemar consortium.

  CONSTRUTORA ANDRADE GUTIERREZ S.A. Andrade Gutierrez is part of a Brazilian group with revenues of US$1.5 billion in 1997. It has activities in the fields of construction, public utilities and telecommunications and conducts business in many countries like the United States, Mexico, Argentina, Paraguay, Equator, Bolivia, Chile, Peru, Panama, Guinea, Angola and Portugal. Andrade Gutierrez was responsible for the construction of Itaipu, the world's largest hydroelectric plant. Since 1993, Andrade Gutierrez telecommunications' activities has conducted its activities through AG Telecom (Andrade Gutierrez Telecomunicacoes), whose activities include information technology services, credit card processing and optic fiber communications networks.

  INEPAR S.A. INDUSTRIA E CONSTRUCOES. Inepar is the main company of the Inepar Group, a group of companies with revenues around US$412 million in 1997 and with activities in Brazil and throughout other Latin American countries. Inepar Group is dedicated to the fields of telecommunications, energy and construction. Its telecommunications activities include interests in projects such as global satellite phone ("Iridium"), cable television, cellular phone services, internet connection services and pager services.

  MACAL INVESTIMENTOS E PARTICIPACOES LTDA. Macal is a holding company with equity interests in several companies with different activities, particularly in the telecommunications sector, among which are Mcom Wireless S.A. (trunking and paging services), Shoptime S.A. (sales through a TV sales channel), Multicanal Participacoes (cable television) and Almax Aluminio S.A.

  FIAGO PARTICIPACOES S.A. Fiago was incorporated by FCF--Fundo Mutuo de Investimentos em Acoes-- Carteira Livre (the "FCF", a Brazilian investment fund) for the purposes of holding equity interests in telecommunications companies in Brazil. The FCF fund is managed by Banco Fonte Cindam S.A., a Brazilian investment bank.

  BRASIL VEICULOS COMPANHIA DE SEGUROS. Brasil Veiculos is a Brazilian insurance company with revenues of approximately US$150.0 million in the first semester of 1998. It provides vehicle insurance products countrywide and has a market share of 4.78% in the vehicles insurance market.

  COMPANHIA DE SEGUROS ALIANCA DO BRASIL. Alianca do Brasil is a Brazilian insurance company with revenues of approximately US$380.0 million in 1997. It provides life insurance products nationwide and has a market share of 9.66% in the domestic life insurance market and 10.81% in the domestic general risks insurance market.

 SHAREHOLDERS' AGREEMENT

  On August 3, 1998, Construtora Andrade Gutierrez S.A., Macal Investimentos e Participacoes Ltda., Inepar S.A. Industria e Construcoes, Companhia de Seguros Alianca do Brasil, Brasil Veiculos Companhia de Seguros as well as BNDES Participacoes S.A.--BNDESPAR (which owns 46,307,155 Common Shares), entered into a Shareholders' Agreement (the "Shareholders' Agreement"). The Shareholders' Agreement provides for (i) rules for the management of the company and its subsidiaries, (ii) rights of first refusal or preemptive rights in case of transfer of shares (BNDESPAR not included) and (iii) special quorum for the adoption of certain corporate resolutions by the Board of Directors and by the Shareholders' Meetings. Under the Shareholders' Agreement, the parties agree to incorporate a holding company, which will have also as a shareholder Fiago Participacoes S.A. (which is not a party to the Shareholders' Agreement). Such holding company will hold all Common Shares owned by the parties of the Shareholders' Agreement and also all the Common Shares owned by Fiago Participacoes S.A. The incorporation of such holding company is still subject to approval by the Brazilian Treasury and by Anatel. The Shareholders' Agreement also states the intention of the parties to distribute the equity interest in the holding company to be incorporated (which will control the Registrant) in the following manner: (i) Construtora Andrade Gutierrez S.A., Macal Investimentos e Participacoes Ltda., Inepar S.A. Industria e Construcoes will own together 45% of the holding company's voting stock, (ii) Companhia de Seguros Alianca do Brasil and/or Brasil Veiculos Companhia de Seguros will own 10% of the holding company's voting stock, (iii) BNDES Participacoes S.A.--BNDESPAR will own 25% of the holding company's voting stock and (iv) Fiago Participacoes S.A. will own 19.9% of the holding company's voting stock.

ITEM 5: NATURE OF TRADING MARKET

  There has never been a trading market for the Common Shares, the Preferred Shares or the ADs. Prior to the spin-off of the Subsidiaries' cellular operations, common shares and preferred shares of Telerj, Telemig and Telebahia traded on the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"), the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges (together with the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange, the "Brazilian Stock Exchanges"). Management believes that the market prices of shares of Telerj, Telemig and Telebahia and units comprised of separate cellular and fixed-line business shares of the Subsidiaries and the newly formed cellular companies are not indicative of the eventual market price, if any, of the Preferred Shares.

  Effective May 18, 1998, shares of Telerj, Telemig and Telebahia began to trade separately in Brazil from shares of the newly formed cellular companies formed upon the spin-off of the cellular businesses of Telerj, Telemig and Telebahia. The tables below set forth the high and low closing prices, in nominal reais, for the shares of Telerj, Telemig and Telebahia on the Sao Paulo Stock Exchange for the periods indicated.

                                                               PRICES PER 1,000
                                                               PREFERRED SHARES
                                                                      OF
                                                                  TELERJ(1)
                                                               ----------------
                                                                 HIGH     LOW
                                                               -------- -------
                                                                 (IN NOMINAL
                                                                    REAIS)
      May 18, 1998 through May 31, 1998....................... R$108.07 R$96.00
      June 1, 1998 through June 30, 1998...................... R$101.99 R$81.00
      July 1, 1998 through July 31, 1998...................... R$107.01 R$80.00
      August 1, 1998 through September 16, 1998............... R$ 79.50 R$31.50

--------
(1) Share prices are for Telerj, a subsidiary of the Registrant, and not for the Registrant itself.

                                                              PRICES PER 1,000
                                                              PREFERRED SHARES
                                                                     OF
                                                                 TELEMIG(1)
                                                              -----------------
                                                                HIGH     LOW
                                                              -------- --------
                                                                 (IN NOMINAL
                                                                   REAIS)
      May 18, 1998 through May 31, 1998...................... R$106.00 R$100.00
      June 1, 1998 through June 30, 1998..................... R$117.00 R$ 80.50
      July 1, 1998 through July 31, 1998..................... R$ 96.50 R$ 77.49
      August 1, 1998 through September 16, 1998.............. R$ 77.00 R$ 33.00

--------
(1) Share prices are for Telemig, a subsidiary of the Registrant, and not for the Registrant itself.

                                                                  PRICES PER
                                                                     1,000
                                                                   PREFERRED
                                                                   SHARES OF
                                                                 TELEBAHIA(1)
                                                                ---------------
                                                                 HIGH     LOW
                                                                ------- -------
                                                                  (IN NOMINAL
                                                                    REAIS)
      May 18, 1998 through May 31, 1998........................ R$63.00 R$59.00
      June 1, 1998 through June 30, 1998....................... R$63.00 R$50.00
      July 1, 1998 through July 31, 1998....................... R$59.99 R$50.00
      August 1, 1998 through September 16, 1998................ R$52.00 R$20.99

--------
(1) Share prices are for Telebahia, a subsidiary of the Registrant, and not for the Registrant itself.

  The preferred shares of each of the New Holding Companies, including the Preferred Shares, have been traded together with the preferred shares of Telebras as a unit on the Brazilian Stock Exchanges since the Breakup of the Telebras System. Additionally, the Telebras ADSs, each representing 1,000 Telebras preferred shares and, since the Breakup, each also representing 1,000 preferred shares of each of the New Holding Companies, have continued to trade on the NYSE. See "Presentation of Information."

  The preferred shares of each of the New Holding Companies, including the Preferred Shares, have been traded together with the preferred shares of Telebras as a unit on the Brazilian Stock Exchanges since the Breakup of the Telebras System. Additionally, Telebras ADSs, each representing 1,000 Telebras preferred shares and, since the Breakup, each also representing deemed ownership of 1,000 preferred shares of each of the New Holding Companies, have continued to trade on the NYSE.

  On September 21, 1998, common shares and preferred shares of each New Holding Company, including the Preferred Shares, will commence trading separately on the Brazilian Stock Exchanges. It is expected that during or before October 1998 American Depositary Shares representing preferred shares of each New Holding Company will be issued and commence trading separately on the NYSE. The ADSs, each representing 1,000 Preferred Shares of the Registrant, will be issued to the holders of Telebras ADSs pursuant to a Deposit Agreement (the "Deposit Agreement") among the Registrant, The Bank of New York as Depositary (the "Depositary") and the holders of the ADSs from time to time. See "Description of Securities to be Registered--Description of American Depositary Receipts in respect of Preferred Shares."

  Application to list the Preferred Shares on the Brazilian Stock Exchanges has been granted subject to distribution of the Preferred Shares, and trading on the Brazilian Stock Exchanges is expected to commence on September 21, 1998. Application has been made to list the ADSs on the NYSE upon issuance under the symbol TNE. Prices at which the Preferred Shares and the ADSs may trade cannot be predicted. There can be no assurance that an active trading market for the Preferred Shares in Brazil or for the ADSs in the United States or elsewhere will develop or be sustained.

TRADING ON THE BRAZILIAN STOCK EXCHANGES

  Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange are the most significant. During 1997, the Sao Paulo Stock Exchange accounted for approximately 93% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

  Each Brazilian stock exchange is a non-profit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange have two open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Trading is also conducted during this time on an automated system on the Sao Paulo Stock Exchange and on the National Electronic Trading System ("SENN"), a computerized system that links the Rio de Janeiro Stock Exchange electronically with the seven smaller regional exchanges. Market makers exist on the Sao Paulo Stock Exchange, but are only authorized to make markets in options for stock indices which are traded on that exchange and to engage in transactions on META (Mercado de Empresas Teleassistidas), an electronic trading system operating at the Sao Paulo Stock Exchange and permitting trading in the securities of companies registered for that purpose. These companies must appoint the market makers authorized to deal in their securities. There are no specialists or market makers for the Company's shares on the Sao Paulo Stock Exchange. The Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM") and each of the Brazilian stock exchanges have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

  Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Calispa S.A., which is owned by the member brokerage firms. The clearinghouse for the Rio de Janeiro Stock Exchange is CLC-Camara de Liquidacao e Custodia S.A., which is 99% owned by that exchange.

  At December 31, 1997, the aggregate market capitalization of the 536 companies listed on the Sao Paulo Stock Exchange was approximately R$285.0 billion. Substantially the same securities are listed on the Sao Paulo Stock Exchange and on the Rio de Janeiro Stock Exchange. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. This is particularly true in the case of mixed-capital companies, such as the Company before the privatization, of which more than half of the voting shares must by law be owned by Brazilian governmental entities. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

  Although the Brazilian equity market was Latin America's largest in terms of market capitalization, it is relatively small and illiquid compared to major world markets. In 1997, the combined daily trading volumes on these two exchanges averaged approximately R$945.4 million. In 1997, the five most actively traded issues represented approximately 72.9% of the total trading in the cash market on the Sao Paulo Stock Exchange and approximately 50.5% of the total trading in the cash market on the Rio de Janeiro Stock Exchange.

  Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See "Description of Securities to be Registered."

REGULATION OF BRAZILIAN SECURITIES MARKETS

  The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank of Brazil, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385 dated December 7, 1976, as amended (the "Brazilian Securities Law"), and the Brazilian Corporation Law.

  Under the Brazilian Corporation Law, a company is either public, a "companhia aberta," such as the Company, or private, a "companhia fechada." All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter ("Brazilian OTC") market. The shares of a public company, including the Company, may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

  Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

  The Brazilian Securities Law provided for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

ITEM 6: EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

  There are no restrictions on ownership of Preferred Shares or Common Shares of the Registrant by individuals or legal entities domiciled outside Brazil.

  Until the Registrant was privatized, it was subject to provisions of Brazilian corporate law applicable to mixed-capital companies under Brazilian law. These provisions ceased to apply after the Registrant was privatized. As a mixed-capital company, the Registrant was not subject to bankruptcy and the Federal Government was contingently liable for the obligations of the Registrant for so long as its assets were encumbered and attached. However, substantial limitations applied to the attachment or sale of assets of the operating subsidiaries of the Registrant that were used to provide telecommunications services pursuant to the Company's concession. Similarly, the sale of shares representing voting control of operating subsidiaries providing public telecommunications services was subject to government authorization. The sale of preferred shares of operating subsidiaries, or of assets not used to provide telecommunications services, was not subject to these restrictions.

  The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank of Brazil.

Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A. (the "Custodian"), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

  Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended (the "Annex IV Regulations"), qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that (i) seek to invest in financial markets and (ii) meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate Certificates of Registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See "Taxation-- Brazilian Tax Considerations." Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program will be approved under the Annex V Regulations by the Central Bank of Brazil and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "Taxation-- Brazilian Tax Considerations."

  A Certificate of Registration will be issued in the name of the Depositary with respect to the ADSs prior to the issuance of the ADSs and will be maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's Certificate of Registration for five business days after such exchange, following which such holder must seek to obtain its own Certificate of Registration with the Central Bank of Brazil. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder (i) qualifies under the Annex IV Regulations or (ii) obtains its own Certificate of Registration, and in the case of (ii), it will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation--Brazilian Tax Considerations."

  Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank of Brazil that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. The imbalance in Brazil's balance of payments increased during 1997, and there can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

ITEM 7: TAXATION

  The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the ADRs and any related documents will be performed in accordance with its terms. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES OR ADSs.

  Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

BRAZILIAN TAX CONSIDERATIONS

  The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares, that has registered its investment in Preferred Shares with the Central Bank of Brazil as a U.S. dollar investment (in each case, a "non-Brazilian holder"). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion summarizes the principal tax consequences applicable under current Brazilian law to non-Brazilian holders of Preferred Shares or ADSs; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in Preferred Shares or ADSs.

 TAXATION OF DIVIDENDS

  Dividends, including dividends paid in kind, paid by the Company (i) to the Depositary in respect of the Preferred Shares underlying the ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax in the case of distributions of profits earned as from January 1, 1996. Stock dividends relating to profits generated prior to December 31, 1995 are not subject to withholding tax in Brazil unless the stock is redeemed by the Company within five years from such distribution or the non-Brazilian holder sells the stock in Brazil within such five-year period.

  Brazil has entered into tax treaties with several countries. However, there is currently no tax treaty between the United States and Brazil. The only Brazilian tax treaty now in effect that, if certain conditions are met, would reduce the rate of the withholding tax on dividends in respect of profits generated prior to December 31, 1995 below the generally applicable 15% rate is the treaty with Japan, which would reduce such rate to 12.5% under the circumstances stated in such treaty.

 TAXATION OF GAINS

  Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

  The withdrawal of Preferred Shares in exchange for ADSs is not subject to Brazilian tax. The deposit of Preferred Shares in exchange for ADSs is not subject to Brazilian tax provided that the Preferred Shares are registered under the Annex IV Regulations. In the event the Preferred Shares are not so registered, the deposit of Preferred Shares in exchange for ADSs may be subject to Brazilian capital gains tax at the rate of 10% or 15% as described below. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under the Annex IV Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described below under "--Registered Capital."

  Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Preferred Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred Shares.

As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur in Brazil to or with a resident of Brazil outside of a Brazilian stock exchange. Non-Brazilian holders are generally subject to a withholding tax at a rate of 10% on gains realized on sales or exchanges in Brazil of Preferred Shares that occur on a Brazilian stock exchange but will not be subject to tax if either such a sale is made within five business days of the withdrawal of such Preferred Shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or such a sale is made under the Annex IV Regulations by certain qualified institutional non-Brazilian holders that register with the CVM. Gains realized by an investor under the Annex IV Regulations are not subject to tax, provided certain conditions are met. The "gain realized" is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction with respect to shares registered as an investment with the Central Bank of Brazil (and not subject to the Annex IV Regulations) will be calculated based on the foreign currency amount registered with the Central Bank of Brazil. There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under the Annex IV Regulations will not be changed. Reductions in the tax rate provided for by Brazil's tax treaties do not apply to tax on gains realized on sales or exchanges of Preferred Shares.

  Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred Shares by the Depositary will not be subject to Brazilian taxation.

 DISTRIBUTIONS OF INTEREST ON NET WORTH

  In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the Company's net worth. Such interest is limited to the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank of Brazil from time to time (10.63% per annum for the three-month period starting June 1, 1998), and cannot exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made or (ii) 50% of retained earnings.

  Distributions of interest on net worth in respect of the Preferred Shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% (except for interest due to the Federal Government, which is exempt from tax withholding) and shall be deductible by the Registrant for purposes of the Corporate Income Tax ("IRPJ") and Social Contribution on Profit ("CSLL") (both of which are levied on the Company's profits) as long as the payment of a distribution of interest is approved in the Registrant's annual shareholders' meeting. The amount of distributions of interest on net worth will be determined by the Board of Directors of the Registrant. No assurance can be given that the Board of Directors of the Registrant will not determine that future distributions of profits will be made by means of interest on net worth instead of by means of dividends.

  Under Brazilian law and regulations, the amount paid to shareholders as interest on net worth (net of any withholding tax) may be treated as payment in lieu of the Mandatory Dividend and Preferred Dividend (as defined under "Description of Securities to be Registered--Capital Stock--Dividends"). In addition, any Brazilian corporation distributing interest on net worth is obligated to distribute to shareholders an amount sufficient to ensure that the net amount received (after payment of withholding taxes) is at least equal to the Mandatory Dividend.

  Distributions of interest on net worth in respect of the Preferred Shares, including to holders of ADSs, may be converted into U.S. dollars and remitted outside of Brazil to U.S. holders, subject to relevant exchange restrictions. See "Description of Securities to be Registered--Capital Stock--Payment of Dividends" and "--Description of American Depositary Receipts in respect of Preferred Shares--Dividends, Other Distributions and Rights."

 OTHER BRAZILIAN TAXES

  There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil in the relevant State to individuals or entities that are resident or domiciled in the relevant State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

  Pursuant to Decree 2,219, dated May 2, 1997, a financial transaction tax (the "IOF") may be imposed on the conversion into Brazilian currency of the proceeds of a foreign investment in Brazil (including investments in Preferred Shares and ADSs and investments made under the Annex IV Regulations) and may also be imposed upon the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate is currently 0%. Although the Minister of Finance has the legal power to increase the rate to a maximum of 25%, any such increase will be applicable only to transactions occurring after such increase becomes effective.

  On January 24, 1997, a temporary tax was enacted. The Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF Tax"), which was created by Constitutional Amendment No. 12 of August 16, 1996 and regulated by Law No. 9,311 of October 24, 1996, is levied on debits on bank accounts and certain other payments made by a bank at a rate of 0.2%, which may be raised at any time to 0.25%. The CPMF Tax was initially scheduled to be collected until February 22, 1998; the CPMF Tax was subsequently extended until January 27, 1999 by Law No. 9,539 of December 12, 1997.

 REGISTERED CAPITAL

  The amount of an investment in Preferred Shares held by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing such holder, is eligible for registration with the Central Bank of Brazil; such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, Preferred Shares. The Registered Capital for each Preferred Share purchased in the form of an ADS, or purchased in Brazil, and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (in U.S. dollars). The Registered Capital for a Preferred Share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of the Preferred Share on the Brazilian stock exchange on which the greatest number of Preferred Shares was sold on the day of withdrawal, or (ii) if no Preferred Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Preferred Shares were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Commercial Market Rates quoted by the Central Bank of Brazil on such date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares).

  A non-Brazilian holder of Preferred Shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

  The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Registration Statement, and changes to such law subsequent to the date of this Registration Statement may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Registrant, tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

  Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under foreign, state and local laws, of an investment in Preferred Shares or ADSs.

  In this discussion, references to "ADSs" also refer to Preferred Shares, references to a "U.S. holder" are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

  For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

 TAXATION OF DIVIDENDS

  A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Registrant as a dividend to the extent that such distribution is paid out of the Registrant's current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian or by the U.S. holder, in the case of a holder of Preferred Shares. To the extent that such a distribution exceeds the Registrant's e&p, it will be treated as a non-taxable return of capital, to the extent of the U.S. holder's tax basis in the ADS or Preferred Shares, as the case may be, and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian. If the Custodian or U.S. holder, in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Registrant will not be eligible for the dividends received deduction allowed to corporations under the Code.

  Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, the Brazilian withholding tax paid in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Under new rules enacted by Congress in 1997 and other guidance recently released by the U.S. Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

  Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Registrant generally will not be subject to U.S. federal income tax.

  A holder of an ADS that is a foreign corporation or non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to

U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

 TAXATION OF CAPITAL GAINS

  Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the Custodian but not distributed by the Custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Under recently enacted legislation, long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year, effective for amounts properly taken into account on or after January 1, 1998. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, in the case of a disposition of Preferred Shares in Brazil (which, unlike a disposition of ADSs, would be taxable in Brazil), the U.S. holder might not be able to use the foreign tax credit for Brazilian tax imposed on gain.

  A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

 U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING

  The information reporting requirements of the Code generally will apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally will be exempt from information reporting and backup withholding under current law but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

ITEM 8: SELECTED FINANCIAL DATA

GENERAL

  The following table presents selected combined financial information for the Company as of and for the periods indicated. The information as of December 31, 1996 and 1997 and for the three-year period ended December 31, 1997 is derived from and should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and the Notes thereto included elsewhere in this Registration Statement. These Consolidated Financial Statements have been audited by KPMG Peat Marwick, independent auditors, and their report on such Consolidated Financial Statements appears elsewhere in this Registration Statement. The Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 29 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP as of and for the years ended December 31, 1996 and 1997. All other selected consolidated financial information has been derived from the Company's accounting records.

  The Financial Statements present the financial condition and results of operations of the Registrant and the Subsidiaries. The portion of the consolidated equity and net income of the Subsidiaries attributable to shareholders of the Subsidiaries other than Telebras at December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 is reflected as "minority interests" in the Consolidated Financial Statements. At December 31, 1997, such minority shareholders directly and indirectly owned the percentages of share capital in the Subsidiaries shown in "Presentation of Financial Information."

  The Consolidated Financial Statements present the fixed-line telecommunications business of the Subsidiaries as continuing operations and the cellular telephone business as discontinued operations for all periods. The assets and liabilities of the cellular telephone business are presented as net assets of discontinued operations.

  The separation of the fixed and cellular telecommunications businesses has been accounted as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telephone business were transferred from the Subsidiaries at their indexed historical cost. The Consolidated Financial Statements are not necessarily indicative of the financial position and results of operations that would have occurred for the three-year period ended December 31, 1997 had the fixed-line telecommunications businesses of the Subsidiaries been separate legal entities during such period. See "Description of Business--Background," "--The Company" and Notes 1, 2 and 28 to the Consolidated Financial Statements.

  Prior to December 31, 1997 cash and certain nonspecific debt of the cellular telecommunications business could not be segregated from the Subsidiaries. Accordingly, these amounts are included in the financial statements for periods ended before January 1, 1998. As a result, certain interest income and expense relating to the cellular telecommunications business could not be identified and, consequently, income from discontinued operations is presented before unallocated interest income (expense) and income tax expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the years ended December 31, 1995, 1996 and 1997--Allocated and unallocated interest expense and unallocated interest income."

  Certain of the constant real-denominated information herein has been translated into U.S. dollars using the December 31, 1997 Commercial Market Rate published by the Central Bank of Brazil of R$1.1164 to US$1.00. These translations are presented solely for the convenience of the reader and should not be construed as implying that local currency amounts represent, or could have been, or could be, converted into U.S. dollars at such rates or any rate.

  The Consolidated Financial Statements and, unless otherwise specified, all financial information included in this Registration Statement, have been restated to recognize certain effects of inflation and expressed in constant reais of December 31, 1997 purchasing power. Such restatement has been effected in accordance with Brazilian GAAP using the integral restatement method (correcao integral) required by the CVM to be used for Consolidated Financial Statements of public corporations through December 31, 1995. Inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense caption in the income statement. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income. See Note 2a to the Consolidated Financial Statements.

  Until December 31, 1995, the relevant inflation index selected by the CVM and the one used for the constant currency method under Brazilian GAAP was the UFIR. Effective January 1, 1996, the CVM no longer requires Brazilian companies to restate their financial statements for reporting purposes is constant currency by indexing historical amounts using the UFIR. Restatement in constant currency is now optional and any general price index may be used. The Brazilian Institute of Accountants has recommended that the IGP-M be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of the general price inflation in Brazil and has elected the IGP-M for purposes of preparing its combined financial statements in accordance with the constant currency method as of January 1, 1996.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%; however, for accounting purposes, the constant currency method has continued to be applied. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare Consolidated Financial Statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare Consolidated Financial Statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation.

                    SELECTED COMBINED FINANCIAL INFORMATION

                                                  YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------------------------
                             1993        1994        1995        1996        1997           1997
                          ----------  ----------  ----------  ----------  ----------  ----------------
                                                                                       (IN THOUSANDS
                                        (IN THOUSANDS OF CONSTANT                     OF U.S. DOLLARS,
                                       REAIS OF DECEMBER 31, 1997,                       EXCEPT PER
                                          EXCEPT PER SHARE DATA)                       SHARE DATA(1))
INCOME STATEMENT DATA:
Brazilian GAAP
Net operating revenue
 from telecommunications
 services...............   2,902,409   3,162,602   3,242,678   4,273,806   4,959,293      4,442,219
Cost of services........  (1,676,270) (1,992,682) (2,109,617) (2,343,600) (2,571,352)    (2,303,253)
                          ----------  ----------  ----------  ----------  ----------     ----------
Gross profit............   1,226,139   1,169,920   1,133,061   1,930,206   2,387,941      2,138,966
Operating expenses......    (769,886) (1,033,951)   (827,000) (1,018,653) (1,111,880)      (995,951)
                          ----------  ----------  ----------  ----------  ----------     ----------
Operating income from
 continuing operations
 before interest income
 (expense)..............     456,253     135,969     306,061     911,553   1,276,061      1,143,015
Allocated interest
 expense(2).............         --          --      (58,525)    (61,780)    (46,263)       (41,439)
                          ----------  ----------  ----------  ----------  ----------     ----------
Operating income from
 continuing operations
 before unallocated
 interest income
 (expense)(2)(3)(4).....     456,253     135,969     247,536     849,773   1,229,798      1,101,576
Net non-operating income
 (expense)..............      (2,791)      6,844     (22,594)    (10,239)    (60,089)       (53,824)
Employees' profit
 share..................      (3,383)     (1,372)     (9,221)    (30,197)    (60,429)       (54,128)
                          ----------  ----------  ----------  ----------  ----------     ----------
Income from continuing
 operations before
 unallocated interest
 income (expense), taxes
 and minority
 interests..............     450,079     141,441     215,721     809,337   1,109,280        993,624
                          ----------  ----------  ----------  ----------  ----------     ----------
Income from discontinued
 cellular operations
 before unallocated
 interest income
 (expense), taxes and
 minority
 interests(2)(3)(4).....         --          --      316,876     679,409     788,790        706,548
Unallocated interest
 income(2)(3)(4)........      72,484      60,870      51,836      45,373     126,554        113,359
Unallocated interest
 expense(2)(3)(4).......    (469,097)   (102,615)   (119,368)   (121,374)   (128,544)      (115,141)
                          ----------  ----------  ----------  ----------  ----------     ----------
Income before taxes and
 minority interests.....      53,466      99,696     465,065   1,412,745   1,896,080      1,698,390
Income and social
 contribution taxes.....     251,301     (23,865)   (274,414)   (386,464)   (484,844)      (434,292)
                          ----------  ----------  ----------  ----------  ----------     ----------
Income before minority
 interests..............     304,767      75,831     190,651   1,026,281   1,411,236      1,264,098
Minority interests(5)...     (35,328)     (9,461)    (18,249)   (152,316)   (312,351)      (279,784)
                          ----------  ----------  ----------  ----------  ----------     ----------
Net income..............     269,439      66,370     172,402     873,965   1,098,885        984,314
                          ==========  ==========  ==========  ==========  ==========     ==========
U.S. GAAP:
Income from continuing operations before unallocated
 interest income (expense), taxes and minority interests
 ........................................................      1,032,275   1,231,777      1,103,347
Income from discontinued operations before unallocated
 interest income (expense), taxes and minority interests
 ........................................................        703,701     817,998        732,710
Net income...............................................        954,403   1,232,264      1,103,783
Net income per thousand shares:
Common shares--Basic(6)..................................           2.98        3.84           3.44
Common shares--Diluted(6)................................           2.63        3.65           3.26
Preferred shares--Basic(6)...............................           2.98        3.84           3.44
Preferred shares--Diluted(6).............................           2.63        3.65           3.26
BALANCE SHEET DATA:
Brazilian GAAP
Property, plant and
 equipment, net.........  10,372,948  10,380,566  10,924,227  11,944,570  13,282,386     11,897,515
Total assets............  11,425,700  11,859,291  12,651,244  14,745,909  16,635,800     14,901,291
Loans and financing--
 Current portion........     939,525     768,604   1,021,590     674,924     743,591        666,061
Loans and financing--Non
 current portion........     958,512   1,033,493     745,062     900,483     879,962        788,214
Shareholders' equity....   7,697,509   6,889,480   7,765,262   8,625,148   9,486,508      8,497,410
U.S. GAAP
Property, plant and equipment, net.......................     11,925,910  13,159,191     11,787,165
Total assets.............................................     14,824,630  16,663,401     14,926,013
Loans and financing--Current portion.....................        610,316     680,264        609,337
Loans and financing--Non current portion.................        900,483     837,422        750,109
Shareholders' equity.....................................      9,485,915   9,857,300      8,829,541

                                                                   MAY 22,
                                                                     1998
                                                               ----------------
                                                               (IN THOUSANDS OF
NEW HOLDING COMPANY--BRAZILIAN GAAP SHAREHOLDERS' EQUITY(7):   CONSTANT REAIS)
Share capital.................................................     3,741,151
Income reserves...............................................     3,113,932
Retained earnings.............................................     3,188,998
                                                                  ----------
  Total Shareholders equity...................................    10,044,081
                                                                  ==========

--------
(1) The translation of Brazilian real amounts into U.S. dollar amounts is unaudited and included solely for the convenience of readers outside of Brazil and has been performed using the closing selling exchange rate published by the Central Bank of Brazil of R$1.1164 to US$1.00 as of December 31, 1997. This translation should not be construed as a representation that Brazilian real amounts could be converted to US dollars at this or any other rate.

(2) Allocated interest expense represents interest expense attributable to continuing operations. As discussed in note 3 below, as the Company is unable to present cellular operations as discontinued operations for 1993 and 1994, total interest income and expense has been presented as unallocated.

(3) The Company is unable to present cellular operations as discontinued operations for 1993 and 1994. Accordingly, cellular operations results for 1993 and 1994 are included in "Operating income from continuing operations."

(4) Unallocated interest income and expense represents interest income and expense that could not be allocated between continuing and discontinued operations.

(5) Minority interests represent the portion of net income attributable to shareholders other than Telebras.

(6) Reflects net income per thousand shares of the Registrant. The Registrant was not formed until subsequent to December 31, 1997. Accordingly, the equity structure utilized for the earnings per share computations is that of the Registrant as of May 22, 1998 (the date of its formation). At the date of formation, the Registrant had 124,351,903 thousand Common Shares (net of 17,128 thousand common shares in treasury) and 196,311,647 thousand preferred shares outstanding (exclusive of 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras). See Note 29(e) to the Consolidated Financial Statements.

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share." This new statement became effective for financial statements for periods ending after December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

  Since the preferred and common stockholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method. The "two-class" method is an earnings allocations formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per share is computed by dividing income available to common and preferred shareholders, respectively, by the weighted-average number of common and preferred shares outstanding during the period. The weighted-average number of common and preferred shares used in computing basic earnings per share for 1997 was 124,351,903 thousand and 196,311,647 thousand, respectively.

  As explained in Note 23 to the Consolidated Financial Statements the Company has received expansion plan contributions from companies and individuals wishing to be connected to the national telephone network. It has also sponsored Community Expansion Plan agreements. These activities are dilutive in nature to the Shareholders of the Registrant, whether the shares to be issued are those of the Subsidiaries (which will impact the minority interest recognized) or of the Registrant itself. If Subsidiaries' shares had been issued historically, the reduction to net income to increase net earnings allocated to minority shareholders for 1996 and 1997 would have been approximately $89,666 thousand and $54,286 thousand, respectively. Earnings per share has been presented for net income only since interest income, certain interest expense and social contribution taxes have not been allocated between income from continuing operations and income from discontinued operations.

(7) On May 22, 1998 the shareholders of Telebras approved Telebras' division into the New Holding Companies, whereby existing shareholders received shares in the New Holding Companies in proportion to their holdings in Telebras. In addition to approving the allocation of assets and liabilities to the New Holding Companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each New Holding Company which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balances of capital, reserves and retained earnings were established.

  For US GAAP purposes, the "retained earnings" allocated from Telebras would be referred to as Distributable Capital as this amount represents capital allocated from Telebras. See Note 28 to the Consolidated Financial Statements.

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company for the years ended December 31, 1995, 1996 and 1997 should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Registration Statement. The Consolidated Financial Statements have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. Note 29 to the Consolidated Financial Statements provides a description of the principal differences between U.S. GAAP and Brazilian GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of net income for the two years ended December 31, 1996 and 1997 and total shareholders' equity as of December 31, 1996 and 1997.

FORMATION OF THE REGISTRANT AND PRESENTATION OF FINANCIAL INFORMATION

  On May 22, 1998, in preparation for the privatization of the Telebras System, the Telebras System was restructured to form, in addition to Telebras, the twelve New Holding Companies. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or "split-up". Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies which, together with their respective subsidiaries, comprise (a) three regional fixed-line operators, (b) eight regional cellular operators and (c) one domestic and international long-distance operator. The Registrant is one of the New Holding Companies that was formed on May 22, 1998 as part of the Breakup of Telebras. In the Breakup, certain assets and liabilities of Telebras, including all of the share capital in the Subsidiaries held by Telebras were transferred to the Registrant.

  At the May 22, 1998 Telebras shareholders' meeting, the shareholders also approved a specific structure for the shareholders' equity of each New Holding Company, which included an allocation of a portion of the retained earnings of Telebras. In this manner, the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities, for the formation of Tele Norte Leste Participacoes S.A. were established. Telebras retained within its own shareholders equity sufficient retained earnings from which to pay certain dividends and other amounts. Telebras allocated to each New Holding Company, the balance of its retained earnings in proportion to the total net assets allocated to each such Company. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies and resulted in an increase of R$1,906,669,000 in relation to the Company's historical retained earnings. See Note 28 of the Consolidated Financial Statements. Allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

  The Consolidated Financial Statements present the financial condition and results of operations of the Registrant and its Subsidiaries. The portion of the equity and net income of the Subsidiaries attributable to shareholders of the Subsidiaries other than Telebras at December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 is reflected as "minority interests" in the Consolidated Financial Statements. At December 31, 1997, such minority shareholders directly and indirectly owned the percentages of the share capital of the Subsidiaries shown in "Presentation of Information."

  The Consolidated Financial Statements present the fixed-line telecommunications business of the Subsidiaries as continuing operations and the cellular telephone business as discontinued operations for all periods. The assets and liabilities of the cellular telephone business are presented as net assets of discontinued operations.

  The separation of the fixed and cellular telecommunications businesses has been accounted as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telephone business were transferred from the Subsidiaries at their indexed historical cost. The Consolidated Financial Statements are not necessarily indicative of the financial position and results of operations that would have occurred for the three-year period ended December 31, 1997 had the fixed-line telecommunications businesses of the Subsidiaries been separate legal entities during such periods. See "Description of Business--Background," "--The Company" and Notes 1, 2 and 28 to the Consolidated Financial Statements.

  Prior to December 31, 1997 cash and certain non-specific debt of the cellular telecommunications business could not be segregated from the Subsidiaries. Accordingly, these amounts are included in the consolidated financial statements for periods ended before January 1, 1998. As a result, certain interest income and expense relating to the cellular telecommunications business could not be identified and, consequently, income from discontinued operations is presented before unallocated interest income (expense) and income tax expense.

  In connection with the formation of the Registrant, certain assets of Telebras in addition to its interests in the Subsidiaries were spun off to the Registrant. The principal such assets were loans receivable and advances for capital increase received from the operating subsidiaries, cash and other current assets. See Note 28 to the Consolidated Financial Statements, which includes a balance sheet of the Registrant reflecting all the assets and liabilities of the Registrant as of February 28, 1998. A substantial amount of such assets (principally investment in subsidiaries) is eliminated upon consolidation.

EFFECTS OF INFLATION

  In accordance with Brazilian GAAP, the Consolidated Financial Statements recognize certain effects of inflation and restate data from prior periods in constant reais of December 31, 1997 purchasing power. Such restatement has been effected using the integral restatement method (correcao integral), which was required by the CVM to be used for financial statements of public corporations through December 31, 1995. In periods of inflation, monetary assets generate inflationary loss and monetary liabilities generate inflationary gain, due to the decline in purchasing power of the currency. In the Consolidated Financial Statements, inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense captions in the income statement. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income. See Note 2a to the Consolidated Financial Statements.

  Until December 31, 1995, the relevant inflation index selected by the CVM and the one used for the constant currency method under Brazilian GAAP was the UFIR. Effective January 1, 1996, the CVM no longer requires Brazilian companies to restate their financial statements for reporting purposes in constant currency by indexing historical amounts using the UFIR. Restatement in constant currency is now optional and any general price index may be used. The Brazilian Institute of Accountants has recommended that the IGP-M be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of the general price inflation in Brazil and has elected the IGP-M for purposes of preparing its consolidated financial statements in accordance with the constant currency method as of January 1, 1996.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%; however, for accounting purposes, the constant currency method has continued to be applied. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare financial statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare financial statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation. See "Selected Financial Data."

  Because financial information for the Company is presented in constant currency, reported revenues reflect average real rates (i.e., nominal rates as restated in constant currency in accordance with variations in the applicable index) rather than nominal rates. Inflation results in decreases in real rates to the extent that nominal rate increases fail to keep pace with the rate of inflation. See "Description of Business--Rates."

POLITICAL, ECONOMIC, REGULATORY AND COMPETITIVE CONSIDERATIONS

  The following discussion should be read in conjunction with the "Description of Business" section included elsewhere in this Registration Statement. As set forth in greater detail below, the Company's financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. See "Description of Business-- Regulation of the Brazilian Telecommunications

Industry." The Company's financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See "'Description of Business-- condition and results of operations are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. See "Description of Business--Regulation of the Brazilian Telecommunications Industry." The Company's financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See "'Description of Business-- Brazilian Political Environment" and "--Brazilian Economic Environment." In particular, the Company's financial performance will be affected by (i) national economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) the exchange rates between Brazilian and foreign currencies. In addition, the Presidential and Congressional elections to be held in October 1998 could have a significant impact on whether the economic stabilization and liberalization policies of the current administration can or will be sustained following the elections.

  In April and May 1997, a tariff rebalancing was implemented pursuant to which certain rates were adjusted and the percentage of revenues retained by the fixed-line companies for domestic and international long-distance calls pursuant to the division of revenues system in place prior to April 1998 was lowered. The principal rate increases occurred with respect to monthly subscription charges and local measured service charges. These increases were partially offset by a decrease in domestic long-distance and international long-distance rates. The monthly subscription charge increased from R$3.73 to R$13.82 and the local measured service charge increased from R$0.05 per pulse to R$0.08 per pulse. Average domestic long-distance and international long-distance rates were reduced by approximately 16.7% and 17%, respectively. If the tariff rebalancing had been effective as of January 1, 1997, the composition of the Company's net operating revenues would have been significantly affected and its total net operating revenues may have been higher. Pro forma information reflecting the April and May 1997 rate changes as if they had been in effect from January 1, 1997 has not been presented because management believes that it is not possible to quantify with any reasonable degree of certainty the influence on the volume of telephone use that would have been caused by such changes in the first quarter of 1997.

  Until April 1, 1998, revenues for fixed-line domestic and international long-distance calls were divided between Embratel and the regional fixed-line companies. Under this system, the Company and each regional fixed-line company billed its customers for all domestic and international long-distance telephone calls and retained a fixed percentage of the revenue, transferring the remainder of the revenue to Embratel. The fixed percentage varied by regional fixed-line company. As of March 31, 1998, the regional fixed-line companies transferred an average of 33% of the total revenue for such calls to Embratel.

  As part of the liberalization of the Brazilian telecommunications sector, this revenue-sharing system was eliminated as of April 1, 1998. Under the new system, Embratel receives 100% of the revenues from domestic and international long-distance calls that it carries but must pay certain per-minute interconnection charges to the Company and the other regional fixed-line companies for connection to and use of their networks. In addition, until June 30, 2001, Embratel must pay a supplemental per-minute charge for such interconnection, the Parcela Adicional Temporaria (the "PAT"). The Company does not expect that implementation of this new system will have a material impact on its net income. However, it is expected that the allocation to Embratel of 100% of the revenues generated by fixed-line domestic and international long-distance calls that it carries will cause certain operating revenues to decrease. This decrease is expected to be offset by increased revenues resulting from the network usage charges and PAT paid to the Company by Embratel.

  Following the privatization of the telecommunications sector and, provided that the obligations of the General Plans on Universal Service and Quality of Service are met, the Company, currently the exclusive provider of local and intra-state intra-regional long-distance service in the region, will be authorized to offer interstate intra-regional long-distance service, which represents a significant expansion of the services the company may offer, and the company will face competition. Embratel and a new operator will be authorized to provide local service beginning December 31, 2003 and December 31, 2002, respectively. Embratel will also be authorized to provide intra-state, inter-regional long-distance service and two new licenses will be granted to up to two new entrants to provide intra-regional long-distance service. Beginning in 2002, the Company may face an unlimited number of competitors in local and intra-regional long-distance, and it may itself seek a license to provide interregional and international long-distance service. The Company anticipates that, as a consequence of the competition, rates may decline. The exact identity of new entrants, the scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. See "Description of Business--Competition."

FOREIGN EXCHANGE AND INTEREST RATE EXPOSURE

  The Company's financial condition and results of operations may be affected by changes in foreign currency exchange rates (primarily the U.S. dollar/real rate) and market rates of interest (primarily the London Interbank Offered Rate (LIBOR) and medium-and long-term U.S. interest rates).

  The principal foreign exchange risk faced by the Company arises from the excess of interest-bearing foreign currency liabilities over foreign currency income generating assets. At December 31, 1997, the Company had R$437.8 million of financial liabilities (primarily long-term bank debt) denominated in foreign currencies (primarily U.S. dollars (65.7%). The Company's revenues are earned almost entirely in reais and the Company has no material dollar-denominated assets. During the three years ended December 31, 1997, any losses arising from the devaluation of the real against the U.S. dollar were more than offset by net inflationary gains on monetary assets and liabilities. Should the Company cease using the constant currency method of accounting in the future, such inflationary gains would no longer be recognized. The Company does not hedge its foreign currency exposure and, accordingly, any decrease in the value of the real relative to the dollar could have a material adverse effect on the Company's results of operations.

  The Company's consolidated financial condition and results of operations may also be affected by changes in market rates of interest (primarily LIBOR). The Company is exposed to interest rate risk as a consequence of its floating rate debt and limited floating rate interest earning assets. At December 31, 1997, 88.2% of the Company's interest-bearing liabilities bore interest at floating rates. The Company has not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, should market interest rates rise (principally LIBOR), the Company's financing expenses will increase.

YEAR 2000 COMPLIANCE

  Year 2000 compliance is the ability of computer hardware and software to respond to the problems posed by the fact that some computer programs have traditionally used two digits rather than four to define the applicable year. As a consequence, any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a system failure or miscalculations causing disruption of operations, including a temporary inability to process transactions, send invoices or engage in normal business activities.

  At the beginning of 1997, at the requirement of Telebras, the Company began to address the year 2000 problem. The Company has identified the hardware and software that could be affected by the year 2000 problem and is in the process of identifying and addressing potential problems. Specifically, the Company identified and diagnosed the year 2000 problem in all of the Company's 2,035 digital central switching centers (6.1 million of digital lines), has almost completed an inventory of the Company's 26,600 terminals (including 13,700 microprocessors), and is in the process of diagnosis, after completing identification, of the Company's 104,900 computer programs and 37 million lines of code. Lines connected to analog switching centers are not affected by the year 2000 problem.

  The Company has organized its efforts in addressing the year 2000 problem into the following areas of action: corporate systems, departmental systems, information technology infrastructure, telecommunications and service platforms and other automations. In respect of the telecommunications and service platforms, the Company is in the process of correcting any identified year 2000 problems in the telecommunications equipment and software primarily through products designed by suppliers. The Company is testing and identifying any year 2000 problems in the engineering systems as well as in areas of transmission, switching, data communication, infrastructure and supervision systems. The Company expects to complete necessary modifications to these systems by mid-1999.

  The Company expects to contract third-party service providers who will work together with Company employees to address the year 2000 problem. The Company expects to use Company employees to contribute approximately 25% of the effort necessary to achieve year 2000 compliance. The Company's information services department will organize the Company's efforts, including the hiring of third parties. The Company's systems department will adopt and implement the technical solutions. Suppliers of switching equipment are providing new software addressing the year 2000 problem. The Company estimates that to achieve year 2000 compliance, the Company will spend approximately R$19.2 million on its information systems, including the hiring of third parties, and approximately R$3.1 million on its telecommunications hardware and software. This assumes an estimated cost of US$0.50 to update a terminal and US$0.70 to update a line of code. Since the Company plans to have Company employees contribute to the effort, the average cost per line decreases to US$0.52. Although the Company expects to be fully year 2000 compliant by September 1999, the Company is still in the process of identifying and evaluating the year 2000 problem and can give no assurance that the business and financial condition of the Company will not be materially affected.

  The Company may also be affected by year 2000 problems to the extent that other entities not affiliated with the Company, including government entities and businesses, are unsuccessful in addressing this issue. The Company depends primarily on large multinational suppliers for its telecommunications products and computer services. The Company is in the process of obtaining guarantees from its suppliers that their products and services are year 2000 compliant. The majority of the Company's suppliers, however, have advised the Company that they expect to be year 2000 compliant by September 1999. As of August 30, 1998, the Company had not determined its most probable worst case scenarios in relation to the year 2000 problem and had not formulated contingency plans in respect of such scenarios. However, the Company intends to determine such scenarios and to formulate such contingency plans by December 1998.

  The Company has requested an extension for compliance with CVM Instruction 276 requiring public companies to achieve year 2000 compliance by December 1998. The Company's request for an extension was on account of Telerj which does not believe it will be in compliance until September 1999.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997

  The following table sets forth, for each of the years in the three-year period ended December 31, 1997, certain components of the Company's net income, the percentage of gross operating revenues represented by each component and the percentage increase (decrease) thereof during the three-year period.

                                       YEAR ENDED DECEMBER 31,                             % CHANGE
                          -------------------------------------------------------  -------------------------
                             1995       %       1996       %       1997       %    1995 V. 1996 1996 V. 1997
                          ----------  -----  ----------  -----  ----------  -----  ------------ ------------
                                           (IN THOUSANDS OF REAIS EXCEPT PERCENTAGES)
Gross operating
 revenues:
 Local services:
 Monthly subscription
  charges...............     232,705    5.5     451,829    8.1     893,525   14.1      94.2         97.8
 Measured service
  charges...............     724,489   17.2   1,184,479   21.3   1,404,289   22.1      63.5         18.6
 Public telephones......     101,656    2.4     185,004    3.3     263,105    4.1      82.0         42.2
 Other..................     300,818    7.1     463,230    8.3     574,394    9.0      54.0         24.0
                          ----------  -----  ----------  -----  ----------  -----     -----        -----
  Total.................   1,359,668   32.2   2,284,542   41.0   3,135,313   49.3      68.0         37.2
                          ----------  -----  ----------  -----  ----------  -----     -----        -----
 Non-local services:
 Intra- and interstate..   2,138,870   50.8   2,285,168   41.0   1,871,437   29.4       6.8        (18.1)
 International..........     224,646    5.3     211,520    3.8     155,086    2.5      (5.8)       (26.7)
                          ----------  -----  ----------  -----  ----------  -----     -----        -----
  Total.................   2,363,516   56.1   2,496,688   44.8   2,026,523   31.9       5.6        (18.8)
                          ----------  -----  ----------  -----  ----------  -----     -----        -----
 Data transmission......     157,896    3.8     198,865    3.5     164,346    2.6      25.9        (17.4)
 Network services.......     298,387    7.1     558,319   10.0     999,380   15.7      87.1         79.0
 Other..................      32,201    0.8      38,765    0.7      34,628    0.5      20.4        (10.7)
                          ----------  -----  ----------  -----  ----------  -----     -----        -----
Total gross operating
 revenue................   4,211,668  100.0   5,577,179  100.0   6,360,190  100.0      32.4         14.0
 Value added and other
  taxes.................    (961,906) (22.8) (1,293,109) (23.2) (1,384,077) (21.8)     34.4          7.0
 Discounts..............      (7,084)  (0.2)    (10,264)  (0.2)    (16,820)  (0.3)     44.9         63.9
                          ----------  -----  ----------  -----  ----------  -----     -----        -----
Net operating revenue...   3,242,678   77.0   4,273,806  76.6    4,959,293   78.0      31.8         16.0
                          ----------  -----  ----------  -----  ----------  -----     -----        -----
Cost of services:
 Depreciation and
  amortization..........  (1,150,904) (27.3) (1,226,604) (22.0) (1,293,505) (20.3)      6.6          5.5
 Personnel..............    (555,695) (13.2)   (559,975) (10.0)   (508,337)  (8.0)      0.8         (9.2)
 Materials..............     (72,604)  (1.7)    (80,688)  (1.4)    (71,307)  (1.1)     11.1        (11.6)
 Services...............    (283,066)  (6.7)   (414,916)  (7.4)   (659,050) (10.4)     46.6         58.8
 Other:
 Rental fees............     (27,105)  (2.0)    (44,168)  (1.9)    (27,033)  (0.9)     63.0        (38.8)
 Network maintenance....     (20,243)  (1.5)    (17.249)  (0.8)    (12,120)  (0.4)    (14.8)       (29.7)
                          ----------  -----  ----------  -----  ----------  -----     -----        -----
  Total cost of
   services.............  (2,109,617) (50.1) (2,343,600) (42.0) (2,571,352) (40.4)     11.1          9.7
Gross profit............   1,133,061   26.9   1,930,206   34.6   2,387,941   37.5      70.4         23.7
Operating expenses:
 Selling expense........    (297,306)  (7.1)   (382,718)  (6.9)   (544,060)  (8.6)     28.7         42.2
 General and
  administrative
  expense...............    (715,407) (17.0)   (827,894) (14.8)   (816,487) (12.8)     15.7         (1.4)
 Other net operating
  income................     185,713    4.4     191,959    3.4     248,667    3.9       3.4         29.5
  Total operating
   expenses.............    (827,000) (19.6) (1,018,653) (18.8) (1,111,880)  17.5      23.2          9.2
                          ----------  -----  ----------  -----  ----------  -----     -----        -----
Operating income before
 interest ..............     306,061    7.3     911,553   16.3   1,276,061   20.1     197.8         40.0
Net nonoperating
 expense................     (22,594)           (10,239)           (60,089)
Employees' profit
 share..................      (9,221)           (30,197)           (60,429)
Income from discontinued
 cellular operations
 before interest, taxes
 and minority
 interests..............     316,876            679,409            788,790
Unallocated interest
 income.................      51,836    1.2      45,373    0.8     126,554    2.0     (12.5)       178.9
Allocated and
 unallocated interest
 expense(1).............    (177,893)  (4.2)   (183,154)  (3.3)   (174,807)  (2.7)      3.0         (4.6)
                          ----------  -----  ----------  -----  ----------  -----     -----        -----
Income before taxes and
 minority interests.....     465,065          1,412,745          1,896,080
Income and social
 contribution taxes.....    (274,414)          (386,464)          (484,844)
                          ----------         ----------         ----------
Income before minority
 interests..............     190,651          1,026,281          1,411,236
Minority interests......     (18,249)          (152,316)          (312,351)
                          ----------         ----------         ----------
Net income..............     172,402            873,965          1,098,885
                          ==========         ==========         ==========

--------
(1) In the Consolidated Financial Statements, allocated and unallocated interest expense are presented separately.

 GROSS OPERATING REVENUES

  The Company generates operating revenue from (i) local services, including monthly charges, measured service and public telephones, (ii) non-local services which currently include intra-regional long-distance and interregional long-distance and in the past included only intra-state long-distance, interstate long-distance and international long-distance service,
(iii) network services, including interconnection and leasing high-capacity lines, and (iv) other services. Operating revenues are offset by discounts to customers and by value added and other taxes.

  Gross operating revenues increased by 14.0% to R$6,360 million in 1997 from R$5,577 million in 1996, which in turn represented a 32.4% increase from R$4,212 million in 1995. The growth in revenues in the three-year period was principally due to increases in the average number of lines in service, increases in charges for local services and increased interconnection revenues due to increased use of the Company's network by cellular companies. The average number of lines in service increased by 13.7% to 5,912 thousand lines in 1997 from 5,201 thousand lines in 1996, which in turn represented an 8.4% increase from 4,799 thousand lines in 1995.

  The structure of tariffs has changed substantially as part of a tariff rebalancing process designed to eliminate cross-subsidies from long-distance services to local services. Effective in May 1997, the rate structure was modified through a tariff rebalancing that resulted in higher charges for measured service and monthly subscription, and lower charges for long-distance services. Effective in January 1996, rates for all services were increased in nominal terms, primarily to compensate for accumulated effects of inflation, with the largest increases for local rates.

  Local services. Gross operating revenues from local services increased by 37.2% to R$3,135.3 million in 1997 from R$2,284.5 million in 1996, which in turn represented a 68.0% increase from R$1,359.7 million in 1995. The increase over the three-year period primarily reflects increased monthly subscription revenues associated with increases in the number of lines in service and tariff increases as well as increased measured service revenues associated with tariff increases. These increases were partly offset in 1997 by a decline in the overall volume of local calls.

  Monthly subscription revenues increased by 97.8% to R$893.5 million in 1997 from R$451.8 million in 1996, which in turn represented an increase of 94.2% from R$232.7 million in 1995. The monthly subscription charge increased effective January 1, 1996 by 521.5% for residential customers, 80.6% for nonresidential customers and 87.2% for customers using PBX systems. Effective May 1, 1997 monthly subscription charges increased by a further 270.5% for residential customers, 59.2% for nonresidential customers and 59.3% for customers using PBX systems.

  Measured service revenues increased by 18.6% to R$1,404.3 million in 1997 from R$1,184.5 million in 1996, which in turn represented a 63.5% increase from R$724.5 million in 1995. The price per pulse also increased by 89.5% effective January 29, 1996, and by 61.1% effective April 4, 1997. The increase in measured service revenue from 1996 to 1997 due to the tariff increase was partially offset by a slight decrease in overall local volume. Local volume decreased by 0.6% to 23,905 million pulses in 1997 from 24,046 million pulses in 1996, which in turn represented a 2.8% increase from 23,396 million pulses in 1995. The growth reflects primarily increases in the number of lines in service and tariff increases. Overall local volume decreased 0.6% in 1997 compared to 1996 largely due to higher tariffs, offsetting the increase in the number of lines in service. Usage per line declined over the three-year period due to tariff increases, with average annual pulses per line in service of 4,874, 4,623 and 4,044 in 1995, 1996 and 1997 respectively. Management does not anticipate further large increases in local rates in the future.

  Revenues from public telephones increased by 42.2% to R$263.1 million in 1997 from R$185.0 million in 1996, which in turn represented a 82.0% increase from R$101.7 million in 1995. The increase over the three-year period was due principally to growth of the public telephone network, growth in the number of public telephones accepting pre-paid cards, which telephones experience usage, and increases in tariffs for public telephone usage.

  Other revenues, primarily installation and line activation fees, increased by 24.0% to R$574.4 million in 1997 from R$463.2 million in 1996, which in turn represented an increase of 54.0% from R$300.8 million in 1995. The increase over the three-year period reflected primarily an increase in the number of lines in service. Fees paid by customers for installation and line activation varied considerably during the period. Prior to April 1997, there was no line installation charge; instead, customers requesting a line were required to purchase shares in Telebras under a system called "auto-financing". See "Business Description--Rates--Local Services.") The auto-financing system was replaced in April 1997 with a flat installation charge. Currently, all customers are charged R$50 for line installation.

  Non-local services. Non-local services currently consist of intra-regional long-distance calls and in the past consisted of intra-state long-distance, interstate long-distance and international long-distance calls. For intra-state long-distance calls, the Company carried the calls entirely over its own network and received 100% of the call revenue. For interstate and international long-distance calls, the Company delivered the calls to Embratel, generally at a transit switching center, and Embratel transported the call for the bulk of the call distance over its network. For such calls, the Company billed the customer for the full retail price of the call and paid a fixed percentage of the call revenue to Embratel. For accounting purposes, the Company booked only its percentage of the revenue attributable to such calls. The fixed percentage retained by the Company differed for each Subsidiary. Consequently, the fixed percentage retained by the Company for interstate and international calls is presented on a revenue- weighted average basis. See "Business Description--Customer Services--Interregional and International Service." Currently, the Company's sole revenue from interregional and international long-distance calls is in the form of network usage fees. The Company is now also authorized to offer interstate intra-regional service, a significant expansion of the types and number of calls the Company carries.

  Gross revenues from non-local services decreased by 18.8% to R$2,026.5 million in 1997 from R$2,496.7 million in 1996, which in turn represented a 5.6% increase from R$2,363.5 million in 1995. The decline from 1996 to 1997 was largely due to reductions in tariffs for intra-state, interstate and international long-distance calls, a reduction in the fixed percentage of interstate and international long-distance call revenue retained by the Company and a change in the billing structure for such calls where by calls were billed in 6-second increments rather than whole-minute increments. The decrease was offset in part by an 8.4% increase in the volume of intra-state and interstate long-distance calls to 8,435 million minutes in 1997 from 7,783 million minutes in 1996 and by an 18.7% increase in the volume of international long-distance calls to 141 million minutes in 1997 from 119 million minutes in 1996. The increase from 1995 to 1996 was due principally to an increase in the number of intra-state and interstate long-distance minutes, offset in part by reductions in tariffs for such calls and a decline in international revenue due to tariff reductions.

  Revenues from intra-state and interstate long-distance service decreased by 18.1% to R$1,871.4 million in 1997 from $2,285.2 million in 1996. The average basic tariff for intra-state and interstate calls was reduced in May 1997 by 17.1% from R$0.30 to R$0.24 and the fixed percentage of interstate long-distance revenue per call retained by the Company was reduced from 78.4% to 70.9%. These reductions were part of the tariff rebalancing process described above. See "--Local services," and "Description of Business--Customer Services--Interregional and International Service." Revenues from international long distance service decreased by 26.7% to R$155.1 million in 1997 from R$211.5 million in 1996. The international tariffs charged by Embratel were reduced by the Ministry in May 1997 by an average of 17% and the fixed percentage of international long-distance revenues retained by the Company was reduced from 79.1% to 68.3%, offsetting an increase in the number of international minutes.

  Revenues from intra-state and interstate long-distance service increased by 6.8% to R$2,285.2 million in 1996 from $2,138.9 million in 1995. Intra-state and interstate minutes increased by 6.8% to 7,783 million minutes in 1996 from 7,290 million minutes in 1995. The average basic tariff for intra-state and interstate calls remained stable in 1996 and the fixed percentage of interstate long-distance revenue per call retained by the Company was reduced from 84.8% to 78.4%. Revenues from international long distance service decreased by 5.8% to R$211.5 million in 1996 from R$224.6 million in 1995. The international tariffs charged by Embratel were reduced by the Ministry in September 1996 by an average of 13% and the fixed percentage of international long-distance revenues retained by the Company was reduced from 85.9% to 79.1%. These reductions were offset in part by a 16% increase in the volume of international calls to 119 million minutes in 1996 from 103 million minutes in 1995.

  Anatel replaced the system for sharing revenues between Embratel and the Company for interregional and international long-distance services with retroactive effect as of April 1, 1998. Instead of retaining a fixed percentage of revenue for all interregional and international long-distance calls, the Company now charges Embratel per minute of use of the Company's network. See "Description of Business--Regulation of the Brazilian Telecommunications Industry--Rate Regulation." There can be no assurance that the interconnection agreement with Embratel will not result in lower revenues from carrying interregional and international long-distance calls than under the prior regime.

  Data Transmission. Gross operating revenues from data transmission decreased by 17.4% to R$164.3 million in 1997 from R$198.9 million in 1996. This reduction was largely due to a 42% reduction in rates charged for high-capacity leased lines. The reduction was offset in part by a 34% increase in the number of such lines in service to 94,293 lines in service in 1997 from 70,317 in 1996. Revenues increased by 25.9% to R$198.9 million in 1996 from R$157.9 million in 1995, when the revenue-weighted average tariffs charged by the Company were stable, due largely to increases in the number of high-capacity lines in service, which increased by 27% to 70,317 lines in service in 1996 from 56,296 in 1995.

  Network services. The Company provides access to its network to other telecommunications companies and leases certain network facilities to other telecommunications and non-telecommunications companies as part of its network services business. This includes primarily interconnection fees from cellular companies paid for the use of the Company's network and equipment rental fees from cellular companies, which rent equipment from the Company, such as transmission facilities, for use in transporting cellular calls within their own internal networks. Gross revenues from network services increased by 79.0% to R$999.4 million in 1997 from R$558.3 million in 1996, which in turn represented an 87.1% increase from R$298.4 million in 1995. Network services have grown primarily due to growth of cellular companies and consequently increased demands by cellular companies for interconnection with the Company's network and demands by cellular company to rent equipment. Interconnection revenues increased by 91% to R$803.9 million in 1997 from R$421.4 million in 1996, which in turn represented a 110% increase from R$200.8 million in 1995. Equipment rental revenues increased by 93% to R$195.5 million in 1997 from R$101.1 million in 1996, which in turn represented a 38% increase from R$73.5 million in 1995. Management expects continued growth in revenues from network services as cellular operators grow.

  Value-added taxes and other taxes. The principal taxes deducted from gross operating revenue are a state value-added tax, the ICMS, on operating revenues from the provision of telecommunications services and federal social contribution taxes, including the PASEP and COFINS. The Company collects these taxes from its customers and transfers them to the appropriate governmental activity. The rate of ICMS is 25.0%, except for international service, for which the rate was 13.0% from April 1994 to September 1996 and has been zero percent since September 1996. The PASEP and COFINS aggregate 2.65% of gross operating revenues.

  On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS to cover not only telecommunications services, but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of existing tax law, the ICMS tax may be applied retroactively for such telecommunications services rendered during the last five years.

  The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) no new taxes may be applied retroactively. Accordingly, no provision for loss has been made in the accompanying consolidated financial statements.

  There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax were applied retroactively for five years at rates ranging from 17 to 37%, it would have a material negative impact on the financial condition and results of operations of the Company.

  Other. Other revenues remained relatively stable over the three-year period. Other revenues totaled R$32.2 million, R$38.8 million and R$34.6 million in 1995, 1996 and 1997, respectively.

 COST OF SERVICES

  Cost of services includes those costs which are incurred as part of offering the company's telecommunications services to the public, including primarily depreciation and amortization costs, materials, services and personnel costs. Cost of services as a percentage of gross revenues decreased steadily over the three-year period but increased in absolute terms by 9.7% to R$2,571.4 million in 1997 from R$2,343.6 million in 1996, which in turn represented an 11.1% increase from R$2,109.6 million in 1995.

  Depreciation and amortization. Depreciation expenses increased by 5.5% to R$1,293.5 million in 1997 from R$1,226.6 million in 1996, which in turn represented a 6.6% increase from R$1,150.9 million in 1995. The increase over the three-year period principally reflected growth of the network. The Company's operating assets had a net book value of R$11,945 million and R$13,282 million at December 31, 1996 and 1997, respectively. The Company's accounting policies and assumptions with respect to depreciation did not change during this period.

  Personnel. Personnel expenses decreased by 9.2% to R$508.3 million in 1997 from R$560.0 million in 1996, while such expenses slightly increased 0.8% from R$555.7 million in 1995. The decrease in 1997 was principally due to a decrease in costs associated with benefits to employees of the Company including health and other fringe benefits and an absolute decrease in wages of 5.7%, due in part to a reduction in personnel of 17.1% to 15,349 employees in 1997 from 18,520 employees in 1996. The increase from 1995 to 1996 resulted primarily from an absolute increase in wages of approximately 5.1% due to a 20% increase in wages pursuant to a collective bargaining agreement concluded in December 1995 and a 3.6% increase in the number of employees to 18,520 employees in 1996 from 17,885 in 1995.

  Materials. Expenses relating to materials decreased 11.6% to R$71.3 million in 1997 from R$80.7 million in 1996, which in turn represented an increase of 11.1% from R$72.6 million in 1995. The decrease from 1996 to 1997 resulted principally from a decrease in the real prices paid for materials as the nominal prices paid for materials increased more slowly than the rate of inflation. The increase in material costs in 1996 compared to 1995 was due principally to growth of the network.

  Services. Expenses related to services by third parties increased 58.8% to R$659.1 million in 1997 from R$414.9 million in 1996, which in turn represented a 46.6% increase from R$283.1 million in 1995. The increase over the three-year period was primarily due to increased interconnection payments to cellular companies for calls originating on the Company's network and terminating on cellular networks and increased maintenance costs due to network growth.

  Other. Other costs of service, which primarily include fees paid to third parties to rent equipment and infrastructure for use in the network, decreased 36.3% to R$39.1 million in 1997 from R$61.4 million in 1996, which in turn represented a 29.7% increase from R$47.3 million in 1995. The increase in 1996 reflected a $17.1 million increase in rental fees resulting from (i) payments to Embratel for the use of interconnecting circuits, (ii) an increase in the cost of renting certain infrastructure and (iii) fees for leasing software. The decrease in 1997 principally reflected a 38.8% decrease in rental costs and a 29.7% decrease in network maintenance expenses.

 OPERATING EXPENSES

  Operating expenses increased by 9.2% to R$1,111.9 million in 1997 from R$1,018.7 million in 1996, which in turn represented an increase of 23.2% from R$827.0 million in 1995. The increase over the three-year period principally reflected greater selling and general and administrative expense.

  Selling expense. Selling expense increased by 42.2% to R$544.1 million in 1997 from R$382.7 million in 1996, which in turn represented a 28.7% increase from R$297.3 million in 1995. The increase in selling expense over the three-year period primarily reflected increased commissions to vendors selling prepaid telephone cards and services to third parties, which include consultants, in 1997 and publicity and postal expense in 1996, and increased materials expenses in connection with the production of prepaid telephone cards. In addition, other expenses increased by 127.7% to R$77.0 million in 1997 from R$33.8 million in 1996, which in turn represented a 61.6% increase from R$20.9 million in 1995, principally due to increased provisions to the allowance for accounts that are not probable of collection.

  Provisions to the allowance for accounts not probable of collection increased 258% to R$101.4 million in 1997 from R$28.3 million in 1996, which in turn represented an increase of 282% from R$7.4 million in 1995. See notes 2 and 11 to the Consolidated Financial Statements. These increases reflected growth in the nonpayment of accounts by the Company's customers. Management believes that the growth in the level of nonpayment was principally due to the economic crisis that Brazil experienced in 1997. This crisis, which was evidenced by increased consumer and other interest rates and a reduction in the availability of consumer financing, adversely affected the ability of the Company's customers (particularly those living in the more economically depressed northern states of the Region) to meet payment obligations. The increase in nonpayment was also due in part to a reduction in the fine collected by the Company for late payments from 10% of the outstanding bill to 2%, which resulted in subscribers having less incentive to pay their overdue accounts.

  In the first six months of 1998, the Company had provisions to the allowance for accounts not probable of collection totaling R$68.1 million. In an effort to reduce the level of overdue accounts, the Company has initiated a number of practices, including disconnecting customers with accounts 30 days past due, improving collection efforts and referring nonpaying customers to the local credit bureau. Management believes that these measures will help limit nonpayment of accounts receivable but expects that provisions will nonetheless continue to increase in 1998 due to the combined effect of a decrease in the average annual income of the Company's subscribers and increased consumer interest rates in Brazil.

  It has been the Company's policy to maintain an allowance for past due accounts receivable equal to management's estimate of probable future losses on such accounts, based on historical losses on accounts receivable and the Company's current level of overdue accounts receivable.

  General and administrative expense. General and administrative expense decreased by 1.4% to R$816.5 million in 1997 from R$827.9 million in 1996, which in turn represented a 15.7% increase from R$715.4 million in 1995. The decrease from 1996 to 1997 reflected principally decreased personnel costs and decreased general overhead costs. The increase from 1995 to 1996 reflected principally increased third-party services costs, costs associated with increased outsourcing to consultants and outside vendors and increased fees paid to banks, as well as increased costs for rent and security of Company installations.

  Other net operating income. Other net operating income increased by 29.5% to R$248.7 million in 1997 from R$192.0 million in 1996, which in turn represented an increase of 3.4% from R$185.7 million in 1995. The increase from 1996 to 1997 was principally due to an increase in services provided by the Company to third parties, principally cellular companies, offset in part by a reduction in fines collected by the Company for late payments by customers. The decrease in fines collected resulted from a reduction in the amount of such fines mandated by Brazilian law from 10% of the outstanding bill to 2%. The decrease from 1995 to 1996 resulted principally from a substantial increase in payments related to an early retirement program initiated by the Company.

 ALLOCATED AND UNALLOCATED INTEREST EXPENSE AND UNALLOCATED INTEREST INCOME

  As described in Note 2 to the Consolidated Financial Statements, prior to December 31, 1997, cash and certain nonspecific debt relating to the cellular telephone business could not be segregated. As a consequence, interest income and certain interest expense relating to the cellular telephone business could not be segregated and such interest income and expense are presented in the Combined Financial Statements as "unallocated interest income" and "unallocated interest expense", respectively.

  Unallocated interest income increased by 178.9% to R$126.6 million in 1997 from R$45.4 million in 1996, which in turn represented a decrease of 14.1% from R$51.8 million in 1995. The increase from 1996 to 1997 resulted principally from an increase in interest rates earned during the period, which resulted in greater interest income from cash on hand, an increase in such cash on hand, and an increase in interest charged on late payments. The decrease from 1995 to 1996 resulted principally from a reduction in interest rates earned during the period, which resulted in lower interest income from cash on hand, offset in part by an increase in such cash on hand.

  Allocated and unallocated interest expense decreased by 4.8% to R$174.8 million in 1997 from R$183.2 million in 1996, which in turn represented an increase of 2.3% from R$177.9 million in 1995. The decrease from 1996 to 1997 resulted principally from a reduction in total indebtedness together with a decrease in the effective interest rates paid on such indebtedness. The increase from 1995 to 1996 resulted principally from an increase in the effective interest rates paid on indebtedness.

  Prior to the separation of the fixed and cellular telecommunications business, the Company received a material portion of its total cash flows from 1995, 1996 and 1997 from the cellular Companies. The Company will now need to obtain financing from third parties to replace the amount it no longer receives from the cellular Companies due to the split-up. As a result, net interest expense is expected to increase in the future.

 EMPLOYEES' PROFIT SHARE

  All Brazilian companies are required under Brazilian law to compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is determined by negotiation between the Company and the labor unions representing the employees. For state owned companies, such profit sharing payments are limited to 25% of total proposed dividends. Telebras has established two additional limits. In addition to the 25% limit imposed on all state owned companies, companies in the Telebras System must limit employees' share of profits to the lower of (i) the aggregate of the employees' annual compensation and (ii) 50% the Company's net income adjusted for dividends. Following the expected privatization of the Company, employee profit share will be limited only by the 25% of dividends limit and will be renegotiated by the Company and the unions representing its employees. The Company's employees' profit share was R$9.2 million, R$30.2 million and R$60.4 million in 1995, 1996 and 1997, respectively.

 MINORITY INTERESTS

  Minority interest in the net income of the Subsidiaries was R$18.2 million, R$152.3 million and R$312.4 million in 1995, 1996 and 1997, respectively, reflecting 9.6%, 14.8% and 22.1% of income before minority interest, respectively. The 1997 increase in minority interest as a percentage of income before such interest principally reflected the issuance and sale by the Company of preferred shares to new subscribers pursuant to a system called "auto-financing". Under such system, each new subscriber was required to invest in shares of the Company and the proceeds from such investment were used by the Company to finance network expansion. The Company discontinued auto-financing as of April 1997. See "--Liquidity and Capital Resources."

LIQUIDITY AND CAPITAL RESOURCES

  The Registrant is a holding company and its principal assets are the shares of its operating subsidiaries. The Registrant relies largely on dividends from its subsidiaries to meet its need for cash, including for the payment of dividends to shareholders. Under Law No. 6,404 of December 15, 1976, as amended (the "Brazilian Corporation Law"), dividends may be paid only out of retained earnings or accumulated profits in any given fiscal year. See "Description of Securities to be Registered--Capital Stock--Dividends."

  Management believes that the Registrant's shareholding in the Subsidiaries is sufficient to allow the Registrant to control the payment of dividends by such companies. The Registrant currently is able to nominate and elect all the members of the boards of directors of the Subsidiaries. However, under Brazilian law and the regulations of the Brazilian Securities Commission, persons holding more than 10% of the voting stock, of a company (a percentage that may decrease up to 5% in the case of listed companies) may require the company to adopt cumulative voting. Management believes that, based on current holdings in its operating subsidiaries, if cumulative voting were required, the Registrant would still be able to control the payment of dividends by the Subsidiaries which, with respect to the Mandatory Dividend, could be limited only under very strict circumstances. Board members, even if elected by one specific shareholder, have fiduciary duties toward the company and all its shareholders. The preferred shareholders and the minority voting shareholders of the Subsidiaries, in each case voting as a single class of such preferred shareholders and a single class of such minority voting shareholders, elect one member each of the Audit Committee. The remaining members of the Audit Committee are selected by the controlling shareholder.

  The Company's principal liquidity and capital resource requirements are to finance capital expenditures and investments related to the expansion, improvement and maintenance of its property, plant and equipment. Historically, the Company has financed its capital expenditures and investments primarily with internally generated funds and with proceeds from the required sale of the Company's shares to new customers ("auto-financing"). As of April 1997 the Company discontinued auto-financing. See "--Description of Business-- Rates--Local Services."

  The Company made capital expenditures of R$1,653,758, R$2,217,123 and R$2,552,261 in 1995, 1996 and 1997, respectively. The principal expenditures related primarily to the expansion and modernization of the Company's network. See "Description of Business--Capital Expenditures." In addition, the Company paid dividends of R$57.3 million, R$138.0 million and R$265.2 million in 1995, 1996, and 1997, respectively. The Company anticipates capital expenditures for the first eight months of 1998 will be R$1,477.6 million, which is expected to be funded with debt (37%) and internally generated funds from operations (63%). See "Description of Business--Capital Expenditures."

  The Company's primary source of funds is cash flow generated from continuing operations, net of taxes applicable to both continuing and discontinued operations. Net cash flow generated from operating activities was R$1,454.1 million, R$1,674.2 million and R$1,828.1 million in 1995, 1996, and 1997, respectively.

  At December 31, 1997, the Company had a working capital deficiency. The Company's current assets were R$1,391.6 million and its current liabilities were R$2,496.3 million, summing to a working capital deficiency of R$1,104.7 million. Included in the current liabilities were the following inter-company items: loans payable to Telebras of R$614.8 million, dividends payable to Telebras of R$365.0 million, and transactions with related parties of R$66.8 million, which sum to R$1,046.6 million. The inter-company items did not have an impact on the liquidity of the Company; when subtracted from the current working capital deficiency at December 31, 1997, the Company's effective working capital deficiency was considerably smaller: working capital deficiency of R$1,104.7 million minus inter-company liabilities of R$1,046.6 million equals effective working capital deficiency of R$58.1 million. This small working capital deficiency of R$58.1 million was temporary and has had no impact on the Company; the Company financed the deficiency fully from cashflow during the first half of 1998, the deficiency has created no pressure on the liquidity of the Company, and the Company currently has a positive working capital balance, even when inter-company items, which have no real impact on the Company's liquidity, are included.

  The Company's total indebtedness for loans and financing was R$1,575.4 million and R$1,623.6 million as of December 31, 1996 and 1997. The principal categories of indebtedness at December 31, 1997 were the following:

    Loans payable to Telebras (R$1,221.8 million). The Registrant's operating subsidiaries had certain loans payable to Telebras, of which approximately R$150.6 million were in foreign currency; the remainder were denominated in reais at floating rates tied to TEX and IGP-M.

    Upon the Breakup of the Telebras System and the formation of the Registrant, approximately R$1,318.2 million of indebtedness of the Registrant's operating subsidiaries, representing loans from Telebras, became intercompany loans payable by the Registrant's operating subsidiaries to the Registrant. Accordingly, these intercompany loans and the market risk and interest expense relating to such loans will be eliminated in the preparation of the Registrant's consolidated financial statements in the future.

    Other financing (R$295.8 million). Other financing relates to equipment financing from Sophora, Alcatel, Equitel, EDC, Promon, Splice, NEC, Alcoa Aluminum and other suppliers of telecommunications equipment (denominated in U.S. dollars). The financing bears interest at fixed rates varying between 10.9% and 18% per annum and floating rates varying between LIBOR + 1% and LIBOR + 5.5% per annum. This financing is guaranteed by Telebras.

  The Company has no committed lines of credit. Noncurrent debt is scheduled to be repaid as follows:

           YEAR                                    R$ MILLION
           ----                                    ----------
           1999...................................  561,473
           2000...................................  145,222
           2001...................................   71,950
           2002...................................   55,877
           2003 and thereafter....................   45,440
                                                    -------
             Total................................  879,962
                                                    =======

  The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, the privatization of the New Holding Company on July 29, 1998 and the announced liquidation of Telebras constituted events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt as of December 31, 1997 which is currently or is expected to be in default is approximately R$133.1 million. The Company is in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

RECONCILIATION TO U.S. GAAP

  The Company prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The principal differences between Brazilian GAAP and U.S. GAAP as they affected the Company's results of operations are: (i) under Brazilian GAAP, loans and financing balances in default are not always classified as current liabilities while under U.S. GAAP, loans and financings in default or expected to be in default within a year of the balance sheet date are classified as current obligations unless creditors have provided the Company waivers for such defaults; a portion of the Company's outstanding debt at December 31, 1997 is in default or expected to be in default as a result of its privatization and the Breakup of the Telebras System (see "--Liquidity and Capital Resources");
(ii) under Brazilian GAAP, interest on loans to finance construction in progress is capitalized at the rate of 12% per annum of the total value of construction in progress, regardless of the amount of interest actually incurred on such loans while under U.S. GAAP interest is capitalized at the interest rate on the debt incurred up to the lower of the amount of construction in progress and the total loans incurred; (iii) until December 31, 1993 capitalized interest under Brazilian GAAP was not added to individual assets but was capitalized separately and amortized over a time period different from the estimated useful lives of the related assets while under U.S. GAAP capitalized interest is added to the cost of individual assets and is amortized over their estimated useful lives; (iv) under Brazilian GAAP the issuance of shares of the Company to finance capital investments was recorded at the book value of the shares while under U.S. GAAP the sale of shares must be recorded at their market value resulting in a gain carried as deferred income and amortized into current income on the same schedule as the plant financed with the proceeds from the sale of the shares; (v) under Brazilian GAAP proposed dividends are accrued for in the consolidated financial statements in anticipation of their approval at the shareholders' meeting, while under U.S. GAAP, dividends are not accrued until they are formally declared; and (vi) under Brazilian GAAP, the deferred tax liability arising from the indexation of assets and liabilities for financial reporting purposes was recorded against retained earnings while under U.S. GAAP such effects would be charged to income and social contribution taxes in the statements of income. Net income under U.S. GAAP was R$954.4 million and R$1,232.3 million in 1996 and 1997, respectively. See Note 29 to the Consolidated Financial Statements.

RECENT RESULTS

  The Company has reported consolidated net operating revenues of R$2,501.4 million and consolidated net income of R$313.3 million for the six months ended June 30, 1998. Such amounts are unaudited, have been determined in accordance with the Brazilian Corporation Law and standards issued by the CVM and have not been indexed for inflation occurring after December 31, 1995 or been expressed in constant reais. Accordingly, such amounts are not comparable to the amounts included in the Consolidated Financial Statements, which have been so indexed and expressed. See "Presentation of Information." However, management believes that had consolidated net operating revenue and consolidated net income for the six months ended June 30, 1998 been indexed for inflation and expressed in constant reais on the same basis as the amounts presented in the Consolidated Financial Statements, such adjustments would have had no material effect.

  The Company had consolidated net operating revenues, excluding discontinued cellular operations, as reported in the Consolidated Financial Statements, of R$4,959.3 million for the year ended December 31, 1997. On an annualized basis, consolidated net operating revenue for the first six months of 1998 remained flat compared to consolidated net operating revenue in 1997 (excluding discontinued operations), principally due to a decrease in the average number of pulses per line in service and pressure on tariffs, offset in part by an increase in the average number of subscribers.

  A comparison of consolidated net income for 1997 and the first six months of 1998 is not presented because 1997 net income includes discontinued operations, unallocated interest income and expense and taxes paid with respect to discontinued cellular operations. See Note 2 to the Consolidated Financial Statements. During the first six months of 1998, costs of service and operating expenses both increased slightly. These increases were offset in part by a decrease in net interest expense.

  Results for the six months of 1998 are not necessarily indicative of results for any other period or for the full year. Management believes that the material adjustments that would be required to reconcile the first six months, net income figure given above to U.S. GAAP are comparable in nature to those discussed in Note 29 to the Consolidated Financial Statements except that indexation for inflation subsequent to December 31, 1995 and through December 31, 1997 would be required under U.S. GAAP and the cessation of indexation as from January 1, 1998 will eliminate the need for the recognition of an additional charge to income under U.S. GAAP for the deferred income tax effects of indexation for financial reporting purposes.

  Comparative interim period net operating revenues and net income are not presented herein. The Registrant was not formed prior to May 22, 1998 and did not publish interim financial results for the first half of 1997. In addition, the Registrant's operating subsidiaries' published interim 1997 results (if any) were for the combined cellular and fixed line entities.

ITEM 9A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company is exposed to foreign exchange rate risk because certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the real). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. The Company does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor does it hold or issue derivative or other foreign instruments for trading purposes.

EXCHANGE RATE RISK

  The Company has exchange rate exposure with respect to the U.S. dollar and, to a lesser extent, other currencies. Approximately R$288 million of the indebtedness of the Company is denominated in U.S. dollars, and approximately R$150 million of the Company's indebtedness is indexed to the Italian lira. The potential immediate loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$44 million. In addition, if such a change were to be sustained, the Company's cost of financing would increase in proportion to the change. This sensitivity analysis assumes an unfavorable 10% fluctuation in all of the exchange rates affecting all the foreign currencies in which the indebtedness described above are denominated. Since consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on the Company's results of operations.

INTEREST RATE RISK

  At December 31, 1997, the Company had approximately R$1,623 million in loans and financing outstanding, of which approximately R$150 million bore interest at fixed interest rates and approximately R$1,433 million bore interest at floating rates of interest (primarily LIBOR-based). The Company invests its excess liquidity (R$55 million at December 31, 1997) mainly in short-term instruments. The potential loss to the Company over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1997 would be approximately R$15 million. The above sensitivity analyses are based on the assumption of unfavorable
100 basis point movement of the interest rates applicable to each homogenous category of financial assets and liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g. U.S. dollars). As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely. See
Note 19 to the Consolidated Financial Statements.

ITEM 10: DIRECTORS AND OFFICERS OF REGISTRANT

BOARD OF DIRECTORS

  The Registrant is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors is comprised of eleven members serving for a term of three years. The Board of Directors holds a regular meeting once a month and holds special meetings when called by the Chairman or by two members of the Board of Directors.

  The following are the current members of the Board of Directors and their respective positions. All current members were appointed in August 1998.

            NAME                                                        POSITION
            ----                                                        --------
      Carlos Francisco Ribeiro Jereissati.............................. Chairman
      Jose Pio Borges de Castro Filho.................................. Director
      Sergio Lins de Andrade........................................... Director
      Joao Bosco Madeiro da Costa...................................... Director
      Atilano de Oms Sobrinho.......................................... Director
      Antonio Dias Leite Neto.......................................... Director
      Luiz Felipe Denucci Martins...................................... Director
      Geraldo Pereira de Araujo........................................ Director
      Durval Jose Soledade Santos...................................... Director
      Jorge de Moraes Jardim Filho..................................... Director
      Jorge Lucio Andrade de Castro.................................... Director

  Set forth below are brief biographical descriptions of the Directors.

  Carlos Francisco Ribeiro Jereissati, 52 years old, has served as Chairman of the Board of Directors since August 1998. He is the Chairman of the Board and the Chief Executive Officer of La Fonte Participacoes S.A. He is also a Director of Companhia Vidracaria Santa Marina. He holds a degree in economics from Mackenzie University of Sao Paulo.

  Jose Pio Borges de Castro Filho, 50 years old, has served as a Director since August 1998. Since 1998 he has served as Vice-President of the Banco Nacional de Desenvolvimento Economico e Social -- BNDES. He is currently a Director of Aracruz Celulose S.A., and a member of the Permanent Committee on Business of the Brazilian Ministry of Foreign Relations. He holds an engineering degree from the Catholic University of Rio de Janeiro.

  Sergio Lins Andrade, 53 years old, has served as a Director since August 1998. He has served as an Executive Officer of Construtora Andrade Gutierrez since 1978, where he is also a Director. He also served as a Director of Tibras from 1996 to 1998. He is Vice-President of Instituto Cultural Minerva. He holds an engineering degree from the Federal University of Rio de Janeiro.

  Joao Bosco Madeiro da Costa, 44 years old, has served as a Director since August 1998. He is the Executive Officer in charge of investments of Caixa de Previdencia dos Funcionarios do Banco do Brasil--PREVI. He also served as a substitute Executive Officer of Banco do Brasil S.A. He holds a degree in economics, a post-graduate degree in economic engineering and a MBA from the University of Sao Paulo.

  Atilano de Oms Sobrinho, 56 years old, has served as a Director since August 1998. He joined the INEPAR group of companies in 1960, where he served in many different positions, including Industrial Director of ENCO Engenharia e Comercio S.A., General Manager and President of INEPAR S.A. Industria de Construcoes, President of IBR Industria Brasileira de Reles (electrical parts), Superintendant of INEBRASA Industrias Eletromecanicas Brasileiras S.A., Chairman of the Board of SECCIONAL do Brasil S.A. (metallic structures), Director of TEKNERGIA (energy consulting), President of SID Informatica S.A. (computers and electronics), President of INEPAR S.A. Eletroeletronica (formerly Westinghouse Corporation and Inepar Semiconductors), member of the Board of Directors of CARBOMAFRA (coal), and President of MEGAENERGIA Participacoes Ltda. (construction management and consulting on energy projects). He holds a law degree from the Curitiba Law School.

  Antonio Dias Leite Neto, 51 years old, has served as a Director since August 1998. He served as the President of CMA gold mining company and Executive Vice-President of Bradesco Seguros, an insurance company affiliated with Banco Bradesco. From June 1993 to December 1997, he served as President and Chairman of the Board of Multicanal Participacoes S.A., the largest paid TV company in Latin America, co-founded by him in 1991. He holds a degree in economics from the Catholic University of Rio de Janeiro.

  Luiz Felipe Denucci Martins, 53 years old, has served as a Director since August 1998. The companies and governmental agencies where he has served include Banco Central do Brasil, Telebras, Interamerican Development Bank and Banco do Brasil. He has also served as President of Companhia de Seguros Alianca do Brasil, Brasilcap--Capitalizacao S/A, Brasilsaude Companhia de Seguros Gerais and as Superintendent of SUSEP--Superintendencia de Seguros Privados, the Brazilian insurance regulatory agency. He holds an economics degree from the Federal University of Rio de Janeiro and a degree in business administration from Pantheon-Sorbone, University of Paris I.

  Geraldo Pereira de Araujo, 48 years old, has served as a Director and President of the Company since May 1998. He joined Telemig in 1973 where he served as Assistant to the Vice-President, head of the Department of Planning, head of the Department of Coordination of the Vice-President, substitute member of the Board of Directors and Director of Engineering. He also served at Embratel as head Advisor of Planning and Coordination and head of the Department of Business Coordination. He holds a degree in telecommunications engineering from the Military Institute of Engineering and a degree in business administration from the Federal University of Rio de Janeiro. In addition, he has completed graduate work in nuclear engineering.

  Durval Jose Soledade Santos, 49 years old, has served as a Director since August 1998. He served as a Director of BNDES Participacoes S.A.--BNDESPAR (1995-1998), as Vice-President of BANERJ (Banco do Estado do Rio de Janeiro) and its subsidiaries (1988-1991), and as General Superintendent of the Brazilian Securities and Exchange Commission (1986). He has also served as a member of the Board of Directors of Light S.A. (1997-1998) and of Aracruz Celulose S.A. (1986-1988). He currently serves as a member of the Board of Directors of the Sao Paulo Stock Exchange (BOVESPA), and of SOMA, the primary over-the-counter market in Brazil. He holds a law degree from the Federal University of Rio de Janeiro, with specialization in business law, a MBA from the Federal University of Rio de Janeiro UFRJ and post-graduate degree in economics from the Catholic University of Rio de Janeiro.

  Jorge de Moraes Jardim Filho, 49 years old, has served as a Director since August 1998. He has served as Superintendent of Fundacao SISTEL de Seguridade Social, as Chairman of the Board of GDT S.A., as Vice-Chairman of the Board of Americel S.A. (cellular phone company), Telet S.A. (cellular phone company), Sao Paulo World Trade Center, member of the Board of Paranapanema (mining), Tele Centro Sul Participacoes S.A., Telesp Celular S.A., ACESITA S.A. (steel), Cia. Paulista de Forca (power distribution), Telepisa S.A., Chairman of the Board of Telegoias S.A and Telebras, President of Telebras, Telebrasilia, substitute Minister of Telecommunications between 1992 and 1995 and engineer at Telebras, Telebrasilia and Standard Eletrica S.A. ITT. He holds a degree in engineering from the University of Brasilia and a degree in statistics for planning and economics from the Federal District University.

  Jorge Lucio Andrade de Castro, 39 years old, has served as a Director since August 1998. He has served in management positions at Caixa Economica Federal and as Member of the Board at SEBRAE (a government agency serving small and medium sized companies), DATAMEC (data processing), FUNCEF and SASSE (insurance company). He holds business administration and accounting degrees from the Catholic University in Minas Gerais

BOARD OF EXECUTIVE OFFICERS

  The Board of Executive Officers consists of one President and one Vice President 1 (one) President,1 (one) Regulatory Vice President and 3 (three) Executive Officers, with the following titles: Executive Officer for Business, Support and Investor Relations Executive Officer and Network Executive Officer, elected by the Board of Directors for a term of three years. An Executive Officer may be removed from office at any time.

  The following are the Executive Officers and their respective positions.

         NAME                                     POSITION
         ----                                     --------
   Geraldo Pereira de Araujo..................... President
   Otavio Marques de Azevedo..................... Vice President
   Ercio Alberto Zilli........................... Regulatory Vice-President
   Joao de Deus Pinheiro Macedo.................. Executive Officer for Business
   Isaac Berensztejn............................. Support and Investor Relations
                                                  Executive Officer
   Dalton Jose Ribeiro de Magalhaes.............. Network Executive Officer

  Set forth below are brief biographical descriptions of the Executive Officers not included above.

  Otavio Marques de Azevedo, 47 years old, has served as an Executive Officer (Vice-President) since August 1998. He served as an Executive Officer and President of Telemig from 1985 to 1990 and as the Executive Vice-President of Telebras from 1991 to 1992. He has served as the President of AG Telecom since 1993. He holds a degree in electrical engineering.

  Ercio Alberto Zilli, 44 years old, has served as an Executive Officer since May 1998. He joined Telebras in 1977 and held various positions including head of the Engineering Department and Corporate Planning, Advisor to the Director of Planning and Engineering, head of the Division of Coordination of the South and Southeast Regions and assistant to the Vice-President. Most recently he has served as Advisor of Industrial Politics and Technology Policy to the Executive Secretary of the Ministry of Communications and Special Advisor to the Minister of Communications. He holds a degree in electrical engineering from the University of Brasilia.

  Joao de Deus Pinheiro de Macedo, 50 years old, has served as an Executive Officer since May 1998. Since 1971, he served at Telebahia in various positions, including managing the Department of Capital Operations and the Department of Operational Control and Marketing, Advisor of Planning and Control of the Presidency and as Director of Operations. He also served as a member of the Board of Directors between 1985 and 1989. He holds an electrical engineering degree from the Federal University of Bahia.

  Isaac Berensztejn, 44 years old, has served as an Executive Officer since May 1998. He joined Embratel in 1977 and has served in various positions including head of the Division of Planning and Economic Studies, head of the Division of Financial Operations and head of the Finance Department. He also held various positions at the Embratel Foundation of Social Security including, Investment Manager, Director of Finance and Administration and member of the Board of Trustees. He holds degrees in Telecommunications Engineering from the Catholic University of Rio de Janeiro and graduate degrees in production engineering and business administration from the Federal University of Rio de Janeiro.

  Dalton Jose Ribeiro de Magalhaes, 52 years old, has served as an Executive Officer since September 1998. He joined Embratel in 1969, holding various positions including head of the Department of International Communications and Executive Assistant to the Director of International Operations. He has also served as Assistant to the Director of Operations of Telecomunicacoes de Rio de Janeiro S.A., General Manager of Portugal Telecom North America Inc. and President and Member of the Board of Tele Centro Sul Participacoes. Since 1996, he served as Administrative Director of Telebras. He holds a degree in communications engineering from the Military Institute.

ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS

  For the year ended December 31, 1997, the aggregate amount of compensation paid by the Registrant's subsidiaries to all directors and executive officers of the Registrant's subsidiaries as a group was approximately R$6.9 million.

  For the year ended December 31, 1997, the aggregate amount set aside or accrued by the Registrant's subsidiaries to provide pension, retirement or similar benefits for officers and directors of the Registrant's subsidiaries was approximately R$991.0 thousand. The Registrant did not have any officers or directors for the year ended December 31, 1997 because it was not formed until May 22, 1998 as part of the Breakup of Telebras.

ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

  None.

ITEM 13: INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

  None.

                                    PART II

ITEM 14: DESCRIPTION OF SECURITIES TO BE REGISTERED

CAPITAL STOCK

  Set forth below is a brief summary of the material provisions concerning the Preferred Shares and Common Shares, the By-laws and the Brazilian Corporation Law. This description is qualified by reference to the By-laws, which have been filed (together with an English translation) as an exhibit to this Registration Statement and to the Brazilian Corporation Law. A copy of the By-laws (together with an English translation) is available for inspection at the principal office of the Depositary. Information on the trading market for the Preferred Shares is set forth under "Nature of Trading Market" and information on ownership of the Registrant's shares is set forth under "Control of Registrant."

 GENERAL

  The capital stock of the Registrant is comprised of Preferred Shares and Common Shares, all without par value. At May 22, 1998, there were 210,029,997 thousand outstanding Preferred Shares and 124,351,903 thousand outstanding Common Shares. The Company's share capital may be increased only by shareholder vote.

  The Preferred Shares are nonvoting except under limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the Common Shares in the case of liquidation of the Registrant.

  Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the Preferred Shares, may not exceed two-thirds of the total number of shares. The Federal Government was required by law prior to the privatization to own more than 50% of the voting stock of the Registrant.

  The majority of the members of the Board of Directors will be elected by the controlling shareholders of Common Stock of the Registrant. Board members, even if elected by one specific shareholder, have fiduciary duties towards the Registrant and all its shareholders.

 DIVIDENDS

  Pursuant to its By-laws, the Registrant is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date (the "Mandatory Dividend"). The annual dividend distributed to holders of Preferred Shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of Preferred Shares and Common Shares. Under the Brazilian Corporation Law, a company is permitted to suspend the Mandatory Dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if its Board of Directors and Audit Committee report to the shareholders' meeting that the distribution would be incompatible with the financial circumstances of such company and the shareholders ratify this conclusion at the shareholders' meeting. In this case, (i) the Board of Directors must forward to the CVM within five days of the shareholders' meeting an explanation justifying the information transmitted at the meeting and (ii) the profits which were not distributed for such reason are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation of such company permits. The Preferred Shares of the Registrant are entitled to a minimum dividend and thus the Mandatory Dividend may be suspended only with respect to the Common Shares. See "--Priority and Amount of Preferred Dividends." Dividends may be paid by the Registrant out of retained earnings or accumulated profits in any given fiscal year.

  For the purposes of the Brazilian Corporation Law, accumulated profits are defined as net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to founders' shares, income bonds, employees' and management's participation in a company's profits.

  At each annual shareholders' meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian Corporation Law, the Registrant is required to maintain a statutory reserve, to which it must allocate 5% of net profits for each fiscal year until the amount of such reserve equals 20% of the Registrant's paid-in capital (the Statutory Reserve). Net losses, if any, may be charged against the statutory reserve.

  The Brazilian Corporation Law also provides for two additional discretionary allocations of net profits that are subject to approval by shareholders at the annual shareholders' meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years (the "Contingency Reserve"). Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) written off in the event that the anticipated loss occurs. Second, if the amount of Unrealized Revenue exceeds the sum of (i) the statutory reserve, (ii) the Contingency Reserve and (iii) retained earnings, such excess may be allocated to the revenue (the "Unrealized Revenue Reserve"). Such allocations may not hinder the payment of dividends on the Preferred Shares. "Unrealized Revenue" is defined under the Brazilian Corporation Law as the sum of (i) the share of equity earnings of affiliated companies which is not paid as cash dividends and (ii) profits from installment sales to be received after the end of the next succeeding fiscal year.

  For the purposes of the Brazilian Corporation Law, and in accordance with the Registrant's By-law(s), the "Adjusted Net Income" is an amount equal to the Registrant's net profit to reflect allocations to and from (i) the Statutory Reserve; (ii) the Contingency Reserve and (iii) the Unrealized Revenue Reserve.

  The amounts available for distribution are determined on the basis of Financial Statements prepared in accordance with the Brazilian Corporation Law, which differ from financial statements, such as the Financial Statements included herein, that are prepared using the constant currency method according to Brazilian GAAP.

  In order to allow the payment of dividends after the Breakup, the shareholders of Telebras approved, as a part of the Breakup, the allocation of a proportional part of the retained earnings and reserves of Telebras transferred to the Registrant as retained earnings of Registrant. These earnings and reserves (which amount to R$6,302.9 million) are available for payment of future dividends by the Registrant, if so decided by the shareholders, although the Registrant is not legally obligated to do so.

 PRIORITY AND AMOUNT OF PREFERRED DIVIDENDS

  The Registrant's By-laws provide for a minimum dividend for the Preferred Shares equal to 6% of the amount obtained by dividing the total share capital by the total number of shares of the Company. As a result of such provision, holders of Preferred Shares are entitled to receive in any year distributions of cash dividends prior to the holders of Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made (i) first, to the holders of Preferred Shares, up to the amount of the Preferred Dividend of the Preferred Shares for such year, (ii) then, to the holders of Common Shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each Preferred Share, and (iii) thereafter, to the Common Shares and Preferred Shares on a pro rata basis. If the Mandatory Dividend in any year is less than or equal to the Preferred Dividend payable to the holders of Preferred Shares in such year, the holders of Common Shares will not be entitled to receive any cash dividends from the Registrant in such year, unless the holders of Common Shares approve dividends in excess of the Preferred Dividend. In such circumstances, however, holders of Preferred Shares will be entitled to the amount available for payment of dividends up to an aggregate amount equal to the Preferred Dividend plus, in the event the Preferred Dividend is higher than the amount available for payment of dividends for such year, any retained earnings from previous years may be used to make up for such shortfall. If the minimum dividend is not paid for a period of three years, holders of Preferred Shares shall be entitled to full voting rights until such time as the minimum dividend is paid in full for any year.

 PAYMENT OF DIVIDENDS

  The Registrant is required by law and its By-laws to hold an annual shareholders' meeting by April 30 of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the Executive Officers, as approved by the Board of Directors. The payment of annual dividends is based on the Financial Statements prepared for the fiscal year ending December 31. Under the Brazilian Corporation Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders' resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which the Registrant has no liability for such payment. Because the Registrant's shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. The Registrant is not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to the Registrant.

  Shareholders who are not residents of Brazil must register with the Central Bank of Brazil in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil. The Preferred Shares underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of the Registrant's shares. See "--Description of American Depositary Receipts in respect of Preferred Shares."

  Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADRs. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of the Preferred Shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax. See "Taxation--Brazilian Tax Considerations."

 VOTING RIGHTS

  Each Common Share entitles the holder thereof to one vote at meetings of shareholders of the Registrant. Preferred Shares do not entitle the holder to vote except as set forth below. Holders of Preferred Shares are entitled to attend or to address meetings of shareholders.

  One of the three members of the permanent Audit Committee of the Registrant and his or her alternate are elected by majority vote of the holders of Preferred Shares present at the annual meeting of shareholders at which members of the Audit Committee are elected.

  Brazilian Corporation Law provides that certain nonvoting shares, such as the Preferred Shares, acquire voting rights in the event the Registrant fails for three consecutive fiscal years to pay the Preferred Dividend to which such shares are entitled until such payment is made.

  The Preferred Shares are entitled to full voting rights with respect to (i) the approval of any long-term contract between the Company and its affiliates, on the one hand, and any controlling shareholder of the Company, such shareholder's affiliates and related parties, on the other hand and (ii) resolutions modifying certain provisions of the By-laws. The Preferred Shares are entitled to full voting rights with respect to any resolution submitted to the shareholders' meeting for the delisting of the Registrant ("going private") or during liquidation of the Registrant.

  Any change in the preference, benefits, conditions of redemption and amortization of the Preferred Shares, or the creation of a class of shares having priority or preference over the Preferred Shares, would require the approval of holders of a majority of the outstanding Preferred Shares at a special meeting of holders of Preferred Shares. Such a meeting would be called by publication of a notice in the Gazeta Mercantil and the Diario Oficial da Uniao at least thirty days prior to the meeting but would not generally require any other form of notice.

  In any circumstances in which holders of Preferred Shares are entitled to vote, each Preferred Share will entitle the holder thereof to one vote.

 PREEMPTIVE RIGHTS

  Each shareholder of the Registrant has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding. A period of 30 days following the publication of notice of the capital increase is allowed for exercise of the right, and the right is negotiable. However, a shareholders' meeting is authorized to eliminate preemptive rights with respect to the issuance of new shares, debentures, warrants and founders' shares convertible into new shares up to the limit of the authorized share capital, provided that the distribution of these securities is effected (i) on a stock exchange or in a public offering, (ii) through an exchange of shares in a public offering the purpose of which is to acquire control of another company or (iii) through the use of certain tax incentives.

  In the event of a capital increase which would maintain or increase the proportion of capital represented by Preferred Shares, holders of ADSs, or of Preferred Shares, would have preemptive rights to subscribe only to newly issued Preferred Shares. In the event of a capital increase which would reduce the proportion of capital represented by Preferred Shares, holders of ADSs, or of Preferred Shares, would have preemptive rights to subscribe to Preferred Shares, in proportion to their shareholdings and to Common Shares only to the extent necessary to prevent dilution of their interest in the Registrant.

  Preemptive rights to purchase shares may not be offered to U.S. holders of ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying such rights, or an exemption from the registration requirements of the Securities Act is available. Consequently, holders of ADSs who are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights. See "--Description of American Depositary Receipts in respect of Preferred Shares--Dividends, Other Distributions and Rights."

 RIGHT OF REDEMPTION

  Neither the Common Shares nor the Preferred Shares are redeemable, subject to the right of a dissenting shareholder to seek redemption upon a decision made at a shareholders' meeting by shareholders representing over 50% of the voting shares to seek redemption upon a decision made at a shareholders' meeting (i) to change the preference of the Preferred Shares or to create a class of shares having priority or preference over the Preferred Shares, (ii) to modify the mandatory distribution of dividends, (iii) to change the corporate purposes of the Registrant, (iv) to dissolve or liquidate the Registrant, (v) to transfer all of the shares of the Registrant to another company in order to make the Registrant a wholly-owned subsidiary of such company (incorporacao de acoes), (vi) to approve the acquisition of another company, the price of which exceeds certain limits set forth in the Brazilian Corporation Law and (vii) to merge or consolidate the Registrant with another company, if certain liquidity standards provided in the Brazilian Corporation Law are not met. The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders' meeting or, whenever the resolution requires the approval of the holders of Preferred Shares by vote taken in a special meeting of a majority of the holders of Preferred Shares affected by the resolution, within 30 days from the publication of the minutes of such special meeting. The Registrant would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability of the Registrant.

  Unless otherwise provided in the By-laws (which is not the case with the Registrant), shares are redeemable at their book value, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders' meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders' meeting.

 FORM AND TRANSFER

  Shares of the Registrant are maintained in book-entry form with a transfer agent (the "Transfer Agent") and the transfer of such shares is made in accordance with the applicable provisions of the Brazilian Corporation Law, which provides that a transfer of shares is effected by an entry made by the Transfer Agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the Transfer Agent. The Preferred Shares underlying the ADS will be registered on the Transfer Agent's records in the name of the Depositary.

  Transfers of shares by a foreign investor are made in the same way and executed by such investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank of Brazil pursuant to the Annex IV Regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

  Each of the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange operates a central clearing system. A holder of shares of the Registrant may choose, at its discretion, to participate in these systems and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Central Bank of Brazil having a clearing account with the relevant stock exchange) and the fact that such shares are subject to custody with the relevant stock exchange will be reflected in the Registrant's register of shareholders. Each participating shareholder will, in turn, be registered in the register of beneficial shareholders of the Registrant maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS IN RESPECT OF PREFERRED SHARES

  The following is a summary of the material provisions of the deposit agreement (the "Deposit Agreement"), dated as of July 27, 1998 among the Registrant, the Depositary, and the registered holders (the "Owners") and beneficial owners from time to time of ADSs (the "Beneficial Owners"), pursuant to which the ADSs representing Preferred Shares are to be issued. This summary is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADRs. Terms used in this description and not otherwise defined shall have the meanings set forth in the Deposit Agreement. A copy of the Deposit Agreement has been filed as an exhibit to this Registration Statement. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, NY 10286, and at the office of the agent of the Custodian, currently located at the principal Sao Paulo, Brazil office of Banco Itau. The Depositary's principal executive office is located at 1 Wall Street, New York, NY 10015.

 AMERICAN DEPOSITARY RECEIPTS

  ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADR is in registered form and evidences a specified number of ADSs, each ADS representing 1,000 Preferred Shares, or evidence of the right to receive 1,000 Preferred Shares deposited with the Custodian and registered in the name of the Depositary or its nominee (together with any additional Preferred Shares at any time deposited or deemed deposited under the Deposit Agreement and any and all other securities, cash and other property received by the Depositary or the Custodian in respect of such Preferred Shares and at such time held under the Deposit Agreement, the "Deposited Securities"). Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary and the Registrant as Owners.

 DEPOSIT, TRANSFER AND WITHDRAWAL

  The By-laws provide that ownership of capital generally must be evidenced only by a record of ownership maintained by the Registrant or an accredited intermediary, such as a bank, acting as a registrar for the shares. Currently, such function is performed by the Registrant as registrar (the "Registrar"). Accordingly, all references to the deposit, surrender and delivery of the Preferred Shares refer only to book-entry transfers of the Preferred Shares in Brazil. See "--Capital Stock" for a description of the characteristics and rights of the Preferred Shares. All references to the deposit, surrender and delivery of the ADS or the ADRs refer not only to the physical transfer of any certificates representing such ADRs but also to any book-entry transfers.

  The Preferred Shares represented by ADSs were deposited pursuant to the Deposit Agreement by book-entry transfer to an account of the Custodian and registered in the name of the Custodian. The Depositary is the holder of record on the books of the Custodian of all such Preferred Shares.

  The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery (including by book-entry credit) to the Custodian of the Preferred Shares (or evidence of rights to receive Preferred Shares) and pursuant to appropriate instruments of transfer in a form satisfactory to the Custodian, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such Preferred Shares with the Depositary, an ADR or ADRs, registered in the name or names of such person or persons, and evidencing any authorized number of ADSs requested by such person or persons.

  The Depositary will refuse to accept Preferred Shares for deposit whenever it is notified in writing that such deposit would result in any violation of applicable laws.

  Upon surrender at the Corporate Trust Office of the Depositary of an ADR for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADR, and upon payment of the fees of the Depositary, governmental charges and taxes provided in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the By-laws, the Deposited Securities and applicable law, the Owner of such ADR will be entitled to book-entry credit with the Registrar together with physical delivery (if physical delivery is permitted under the By-laws), to him or upon his order, as permitted by applicable law, of the amount of Deposited Securities at the time represented by the ADS or ADSs evidenced by such ADR. Any forwarding of share certificates (if any), other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Owner.

  Subject to the terms and conditions of the Deposit Agreement and any limitations that may be established by the Depositary and unless requested by the Registrant to cease doing so, the Depositary may execute and deliver ADRs prior to the receipt of Preferred Shares (a "Pre-Release"), may deliver Preferred Shares upon the receipt, and cancellation of ADRs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released, and may receive ADRs in lieu of Preferred Shares in satisfaction of a Pre-Release.

  Each Pre-Release must be (a) preceded or accompanied by a written representation and agreement from the person to whom the ADRs are to be delivered (the "Pre-Releasee") that the Pre-Release or its customer (i) owns the Preferred Shares or ADRs to be remitted, as the case may be, (ii) assigns all beneficial right, title and interest in such Preferred Shares or ADRs, as the case may be, to the Depositary for the benefit of the Owners and (iii) agrees in effect to hold such Preferred Shares or ADRs, as the case may be, for the account of the Depositary until delivery of the same upon the Depositary's request, (b) at all times fully collateralized with cash or U.S. government securities, (c) terminable by the Depositary on not more than five business days' notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will set limits with respect to Pre-Release transactions to be entered into hereunder with any particular Pre-Releasee on a case by case basis as the Depositary deems appropriate. The collateral referred to in clause (b) above shall be held by the Depositary for the benefit of the Owners as security for the performance of the Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Release's obligation to deliver Preferred Shares or ADRs upon termination of a Pre-Release transaction.

  The Depositary will also limit the number of ADRs involved in such Pre-Release transactions so that Preferred Shares not deposited but represented by ADSs outstanding at any time as a result of Pre-Releases will not normally exceed thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs evidenced by ADRs outstanding as a result of the Pre-Release), but the Depositary reserves the right to disregard such limit from time to time as it deems appropriate and may, with the prior written consent of the Registrant, change such limit for purposes of general application. The Depositary may retain for its own account any compensation received by it in connection with the foregoing. Neither the Registrant nor the Custodian shall incur any liability to Owners of ADRs as a result of such transactions.

 DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

  The Depositary is required to convert, as promptly as practicable and, in any event, within one business day of its receipt thereof, into U.S. dollars, all cash dividends or other distributions, net proceeds from the sale of securities, property or rights, denominated in any currency other than U.S. dollars that it receives in respect of the deposited Preferred Shares if permitted under applicable laws and the Depositary determines that such conversion into U.S. dollars and transfer to the United States can be effected on a reasonable basis. If at the time of conversion, the resulting U.S. dollars can, pursuant to applicable law, be transferred out of Brazil for distribution, the Depositary will as promptly as practicable distribute the amount received to the Owner entitled thereto in proportion to the number of ADSs evidenced by such Owner's ADRs without regard to any distinctions among Owners on account of exchange restrictions or otherwise. The amount distributed will be reduced by any amounts to be withheld by the Registrant, the Depositary or the Custodian, including amounts on account of any applicable taxes and certain other expenses. For further details about applicable taxes, see "Taxation."

  If such conversion, transfer or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary will file as promptly as practicable such application for approval or license; however, the Depositary will be entitled to rely upon Brazilian local counsel in such matters, which counsel will be instructed to act as promptly as possible. If, pursuant to applicable law, any foreign currency received by the Depositary or the Custodian cannot be converted to U.S. dollars, or if any approval or license of any government or agency thereof that is required for such conversion is denied or, in the opinion of the Depositary, cannot be promptly obtained at a reasonable cost, the Depositary will, (a) as to the portion of the foreign currency that is convertible into U.S. dollars, make such conversion and (i) if permitted by applicable law, transfer such U.S. dollars to the United States and distribute them to the Owners entitled thereto or (ii) to the extent that such transfer is not permitted, hold such U.S. dollars for the benefit of the Owners entitled thereto, uninvested and without liability for interest thereon and (b) as to the nonconvertible balance, if any, (i) if requested in writing by an Owner, distribute or cause the Custodian to distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary or the Custodian to such Owner and (ii) the Depositary shall hold or will cause the Custodian to hold any amounts of nonconvertible foreign currency not distributed pursuant to the immediately preceding subclause (i) uninvested and without liability for the interest thereon for the respective accounts of the Owners entitled to receive the same.

  If the Registrant declares a dividend in, or free distribution of, additional Preferred Shares with respect to the Preferred Shares represented by the ADSs, the Depositary may, or will if the Registrant so requests, distribute as promptly as practicable to the Owners of outstanding ADRs entitled thereto, in proportion to the number of ADSs evidenced by their respective ADRs, additional ADRs evidencing an aggregate number of ADSs that represents the number of Preferred Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Preferred Shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary.

  The Depositary may withhold any such distribution of ADRs if it has not received satisfactory assurances from the Registrant that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such Act. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Preferred Shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thereafter also represent the additional Preferred Shares distributed upon the Deposited Securities represented thereby.

  If the Registrant offers, or causes to be offered, to the holders of Preferred Shares any rights to subscribe for additional Preferred Shares or any rights of any other nature, the Depositary, after consultation with the Registrant, will have discretion as to the procedure to be followed in making such rights available to Owners or in disposing of such rights for the benefit of such Owners and making the net proceeds available to such Owners. If, by the terms of such rights offering or for any other reason, it would be unlawful for the Depositary to either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary will allow the rights to lapse. If at the time of the offering of any rights, the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all or certain Owners, the Depositary may, and at the request of the Company will, distribute to any Owners to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such Owner, warrants or other instruments therefor in such form as it deems appropriate.

  If the Depositary determines that it is not lawful or feasible to make such rights available to all or certain Owners, it may, and at the request of the Registrant, will use its best efforts that are reasonable under the circumstances to, sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate net proceeds of such sales for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner or Owners in particular.

  In circumstances in which rights would not otherwise be distributed, if an Owner requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such Owner, the Depositary will promptly make such rights available to such Owner upon written notice from the Registrant to the Depositary that (a) the Registrant has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Registrant has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Preferred Shares to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary will, on behalf of such Owner, exercise the rights and purchase the Preferred Shares, and the Registrant will cause the Preferred Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Preferred Shares so purchased to be deposited, and will execute and deliver ADRs to such Owner, pursuant to the Deposit Agreement. Such a disposal of rights may reduce the Owners' proportionate equity interest in the Registrant.

  The Depositary will not offer rights to Owners having an address of record in the United States unless a registration statement under the Securities Act is in effect with respect to such rights and the Securities to which such rights relate or unless the offering and sale thereof to such Owners are exempt from registration under the Securities Act; however, the Registrant will have no obligation to file a registration statement under the Securities Act to make available to Owners any right to subscribe for or to purchase any of the Securities.

  Whenever the Depositary receives any distribution other than cash, Preferred Shares or rights in respect of the Deposited Securities, the Depositary will, as promptly as practicable, cause the securities or property received by it to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Registrant or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act, in order to be distributed to Owners) the Depositary deems such distribution not to be feasible, the Depositary may, after consultation with the Registrant, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the Depositary) will be distributed by the Depositary to the Owners entitled thereto as in the case of a distribution received in cash.

  In connection with any distribution to Owners, the Registrant will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by the Registrant and owing to such authority or agency by the Registrant; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or Custodian. If the Depositary determines that any distribution of property other than cash (including Preferred Shares and rights to subscribe therefor) is subject to any tax or governmental charge that the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or governmental charges, and the Depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the Owners entitled thereto in proportion to the number of ADSs held by them, respectively.

  Upon any change in nominal or par value, or split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Registrant or to which it is a party, any Preferred Shares or other securities that will be received by the Depositary or the Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and ADSs will thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, and will if the Company so requests, execute and deliver additional ADRs as in the case of a distribution in Preferred Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

 RECORD DATES

  Whenever any cash dividend or other cash distribution shall become payable, or whenever any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Preferred Shares that are represented by each ADS or whenever the Depositary shall receive notice of any meeting of holders of Preferred Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary will fix a record date, which date shall, to the extent practicable, be either the same date as the record date fixed by the Registrant or, if different from the record date fixed by the Registrant, fixed after consultation with the Registrant, (a) for the determination of the Owners who will be (i) entitled to receive such dividend, distribution of rights, or the net proceeds of the sale thereof, or (ii) entitled to give instructions for the exercise of voting rights at any such meeting, or (b) on or after which such ADS will represent the changed number of Preferred Shares, all subject to the provisions of the Deposit Agreement.

 VOTING OF THE DEPOSITED SECURITIES

  Preferred Shares do not entitle the holders thereof to vote on any matter presented to a vote of shareholders of the Registrant except as set forth under "--Capital Stock--Voting Rights." With respect to the circumstances set forth thereunder and if, in the future, the terms of the Preferred Shares should be revised or amended so as to provide for voting rights, or should the Preferred Shares obtain voting rights pursuant to the Brazilian Corporation Law or through any change in the laws, rules, or regulations applicable to such shares or through any change in interpretation of such laws, the following shall apply.

  As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holders of Preferred Shares or other Deposited Securities, if requested in writing by the Registrant, the Depositary will, as soon as practicable thereafter, mail to all Owners a notice, the form of which notice will be in the sole discretion of the Depositary, containing (a) the information included in such notice of meeting received by the Depositary from the Registrant (or a summary in English of the notice of such meeting), (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Brazilian law, the By-laws and the provisions of the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Preferred Shares or other Deposited Securities represented by their respective ADSs and (c) a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Registrant. Upon the written request of an Owner on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Preferred Shares or other Deposited Securities represented by the ADSs evidenced by such ADRs in accordance with the instructions set forth in such request. The Depositary may not itself exercise any voting discretion over any Preferred Shares. If the Depositary does not receive instructions from an Owner on or before the date established by the Depositary for such purpose, the Depositary will deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Registrant to vote the underlying Preferred Shares, provided that no such discretionary proxy will be given with respect to any matter as to which the Registrant informs the Depositary that (i) the Registrant does not wish such proxy given, (ii) substantial opposition exists or (iii) the rights of holders of Preferred Shares will be materially and adversely affected. Under Brazilian law the Depositary may vote the Preferred Shares or other Deposited Securities represented by ADSs and evidenced by ADRs in accordance with the instructions of the Owners even if those instructions differ among such Owners.

  Owners are not entitled to attend meetings of shareholders. An Owner of ADRs wishing to do so must cancel its ADRs and obtain delivery of the underlying shares, registered in the name of such Owner, prior to the record date for attendance at such meeting.

 REPORTS AND OTHER COMMUNICATIONS

  The Depositary will make available for inspection by Owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the Registrant, which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to holders of such Deposited Securities by the Registrant. The Depositary will also send to Owners copies of such reports when furnished by the Registrant pursuant to the Deposit Agreement. Any such reports and communications furnished to the Depositary by the Registrant will be furnished in English, to the extent that such materials are required to be translated into English pursuant to any regulations of the Commission.

 AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of the ADRs and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between the Registrant and the Depositary in any respect which they may deem necessary or desirable. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing rights of Owners, will not take effect as to the outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the Owners of outstanding ADRs. Every Owner and Beneficial Owner at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will any amendment impair the right of any Owner to surrender his ADR and receive therefor the Preferred Shares and other property represented thereby, except to comply with mandatory provisions of applicable law.

  The Depositary will at any time at the direction of the Registrant terminate the Deposit Agreement by mailing notice of such termination to the Owners then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Registrant and the Owners, if at any time after 60 days have expired after the Depositary shall have delivered written notice of its election to resign to the Registrant, a successor depositary shall not have been appointed and accepted its appointment, in accordance with the terms of the Deposit Agreement. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except for
(1) the collection of dividends and other distributions pertaining to the Deposited Securities, (2) the sale of rights and other property and (3) the delivery of Preferred Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the Depositary for the surrender of an ADR and other expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges).

  At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held thereunder and hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Owners that have not theretofore surrendered their ADRs, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth in the Deposit Agreement for the surrender of an ADR and any applicable taxes or other governmental charges) and certain indemnification obligations. Upon termination of the Deposit Agreement, the Registrant will also be discharged from all obligations thereunder, except for certain obligations to the Depositary.

 CHARGES OF DEPOSITARY

  The Depositary will charge (to the extent permitted by applicable law) any party depositing or withdrawing Preferred Shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement), whichever is applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Preferred Shares generally on the register of the Registrant or the Registrar and applicable to transfers of Preferred Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Preferred Shares or Owners, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to the Deposit Agreement, (5) a fee not in excess of $5.00 per 100 ADSs (or portion thereof) for the execution and delivery of ADRs pursuant to the Deposit Agreement and the surrender of ADRs pursuant to the Deposit Agreement,
(6) a fee for the distribution of proceeds of sales of securities or rights pursuant to the Deposit Agreement, such fee (which may be deducted from such proceeds) being in an amount equal to the lesser of (i) the fee for issuance of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause treating all such securities as if they were Preferred Shares) or Preferred Shares received in exercise of rights distributed to them pursuant to the Deposit Agreement, but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds.

  The Depositary, pursuant to the Deposit Agreement, may own and deal in any class of securities of the Company and its affiliates and in ADRs.

 LIABILITY OF OWNERS OR BENEFICIAL OWNERS FOR TAXES OR OTHER CHARGES

  If any tax or other governmental charge shall become payable by the Custodian, the Depositary or its nominee as the registered holder of any deposited Preferred Shares represented by ADSs evidenced by any ADR with respect to any ADR or any Deposited Securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the Owner or Beneficial Owner of such ADR. The Depositary may refuse to effect registration of transfer of such ADR or any split-up or combination thereof or any withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions or may sell for the account of such Owner or Beneficial Owner any part or all of the Deposited Securities underlying such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge (and any taxes or expenses arising out of such sale) and the Owner or Beneficial Owner of such ADR will remain liable for any deficiency.

 LIMITATION ON EXECUTION, DELIVERY, TRANSFER AND SURRENDER OF ADRS

  The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books after consultation with the Registrant to the extent practicable at any time or from time to time when deemed expedient by it in connection with the performance of its duties or at the request of the Registrant.

  As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR, the delivery of any distribution thereon or the withdrawal of Deposited Securities, the Depositary, the Registrant, the Custodian or the Registrar may require payment from the depositor of Preferred Shares or the presenter of the ADR of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax, charge or fee with respect to Preferred Shares being deposited or withdrawn) and payment of any other applicable fees provided for in the Deposit Agreement. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, the Preferred Shares until it has received such proof of citizenship, residence, exchange control approval, compliance with all applicable laws or regulations, or other information as it may reasonably deem necessary or proper. The delivery, transfer, registration of transfer, split-up, combination and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary, the Registrant or the Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Registrant, at any time or from time to time.

  The Depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the Owners, provided that such inspection will not be for the purpose of communicating with Owners in the interest of a business or object other than the business of the Registrant or a matter related to the Deposit Agreement or the ADRs.

  The Depositary may upon notice to the Registrant appoint one or more co-transfer agents reasonably acceptable to the Registrant for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Owners or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

 LIMITATION OF LIABILITY

  Neither the Depositary nor the Registrant nor any of their respective directors, employees, agents or affiliates will be liable to any Owners or Beneficial Owners of ADRs if by reason of any provision of any present or future law or regulation of the United States, Brazil or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the By-laws, or by reason of any act of God or war or other circumstance beyond its control, the Depositary or the Registrant or any of their respective directors, employees, agents, or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by terms of the Deposit Agreement it is provided will be done or performed; nor will the Depositary or the Registrant incur any liability to any Owner or Beneficial Owner of any ADR by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Where, by the terms of a distribution pursuant to the Deposit Agreement, or an offering or distribution pursuant to the Deposit Agreement, or for any other reason, the Depositary is prevented or prohibited from making such distribution or offering available to Owners, and the Depositary is prevented or prohibited from making such distribution or offering on behalf of such Owners and making the net proceeds available to such Owners, then the Depositary, after consultation with the Registrant, will not make such distribution or offering, and will allow the rights, if applicable, to lapse.

  The Registrant and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Owners or Beneficial Owners of ADRs, except that they agree to perform their respective obligations specifically set forth under the Deposit Agreement without negligence or bad faith.

 GOVERNING LAW

  The Deposit Agreement is governed by the laws of the State of New York.

                                   PART III

ITEM 15: DEFAULTS UPON SENIOR SECURITIES

  The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras constitute events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt as of December 31, 1997 which is currently or expected to be in default is approximately R$133,055. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

  Not applicable.

                                    PART IV

ITEM 17: CONSOLIDATED FINANCIAL STATEMENTS

  The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

  Reference is made to pages F-1 through F-43.

ITEM 19: CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

  (a) The following Consolidated Financial Statements are filed as part of this Form 20-F:

    Independent Auditors' Report

    Consolidated Balance Sheets as of December 31, 1996 and 1997

    Consolidated Statements of Income for the Years Ended December 31, 1995, 1996 and 1997

    Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997

    Consolidated Statements of Changes in Shareholders' Equity for the Years
       Ended December 31, 1995, 1996 and 1997

    Notes to the Consolidated Financial Statements

  (b) Exhibits

    1.1 Charter of the Registrant

    1.2 Charter of the Registrant (English translation)

    2.1 Deposit Agreement dated as of July 27, 1998 among the Registrant, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder

    10.1 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements

    10.2 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation)

    10.3 Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements

    10.4 Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation)

    23.1 Consent of KPMG Peat Marwick

                                  SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this registration statement on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Tele Norte Leste Participacoes S.A.

                                             /s/ Geraldo Pereira de Araujo
                                          By: _________________________________
                                            Name: Geraldo Pereira de Araujo
                                            Title: President

                                             /s/ Otavio Marques de Azevedo
                                          By: _________________________________
                                            Name: Otavio Marques de Azevedo
                                            Title: Vice President

Dated: September 18, 1998

                      TELE NORTE LESTE PARTICIPACOES S.A.

                       CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                    CONTENTS

Independent Auditors' Report..................................              F-2
Consolidated Balance Sheets...................................              F-3
Consolidated Statements of Income.............................              F-4
Consolidated Statements of Cash Flows.........................              F-5
Consolidated Statements of Changes in Shareholders' Equity....              F-6
Notes to the Consolidated Financial Statements................ F-7 through F-43

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Tele Norte Leste Participacoes S.A.
Brasilia--DF

  We have audited the accompanying consolidated balance sheets of Tele Norte Leste Participacoes S.A. as of December 31, 1996 and 1997, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tele Norte Leste Participacoes S.A. as of December 31, 1996 and 1997, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with accounting principles generally accepted in Brazil, including continued recognition of the effects of changes in the purchasing power of the Brazilian currency as discussed in Note 2.

  Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the two-year period ended December 31, 1997 and shareholders' equity as of December 31, 1996 and 1997 to the extent summarized in Note 29 of the consolidated financial statements.

July 17, 1998

Brasilia, Brazil
KPMG Peat Marwick

                      TELE NORTE LESTE PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 28)
                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997
                (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$ OF
              DECEMBER 31, 1997 AND THOUSANDS OF US DOLLARS--US$)

                                                         DECEMBER 31
                                              ----------------------------------
                                                 1996       1997        1997
                                        NOTE      R$         R$         US$
                                        ----- ---------- ---------- ------------
                                                                     (UNAUDITED
                                                                    SEE NOTE 2B)
Current assets:
 Cash and cash equivalents:
 Deposits with Banco do Brasil........     24    358,309    159,202     142,603
 Other cash and cash equivalents......     10     59,907     55,037      49,299
Accounts receivable:
 Trade, net...........................     11    654,766    709,862     635,850
 Receivables from related parties.....     24     19,087     11,352      10,168
 Deferred and recoverable taxes.......     12     71,330    181,663     162,722
Other assets:
 Other accounts receivable from
  related parties.....................     24      5,960     26,643      23,864
 Other................................     13    258,268    247,822     221,984
                                              ---------- ----------  ----------
 Total current assets.................         1,427,627  1,391,581   1,246,490
                                              ---------- ----------  ----------
Noncurrent assets:
 Deferred and recoverable taxes.......     12     41,932     36,153      32,384
Other assets:
 Other accounts receivable from
  related parties.....................     24        800      2,080       1,863
 Other................................     13     28,950     60,329      54,039
                                              ---------- ----------  ----------
 Total noncurrent assets..............            71,682     98,562      88,286
                                              ---------- ----------  ----------
Permanent assets:
 Investments..........................     14      8,480     14,717      13,183
 Property, plant and equipment, net...     15 11,944,570 13,282,386  11,897,515
                                              ---------- ----------  ----------
 Total permanent assets...............        11,953,050 13,297,103  11,910,698
                                              ---------- ----------  ----------
Net assets of discontinued
 operations...........................         1,293,550  1,848,554   1,655,817
                                              ---------- ----------  ----------
 Total assets.........................        14,745,909 16,635,800  14,901,291
                                              ========== ==========  ==========
Current liabilities:
 Payroll and related accruals.........     16    237,531    201,191     180,214
 Accounts payable and accrued
  expenses:
 Suppliers............................           497,383    425,962     381,550
 Payable to related parties...........     24     86,242     66,766      59,804
 Taxes other than income taxes........     17    168,631    269,434     241,342
 Dividends............................     18    341,870    556,142     498,157
 Income taxes.........................      8    141,333    111,392      99,778
 Loans and financing:
 Payable to Telebras..................  19,24    628,623    614,768     550,670
 Other financing......................     19     46,301    128,823     115,391
 Provisions for contingencies.........     20     67,944     84,967      76,108
 Other liabilities....................            42,614     36,883      33,037
                                              ---------- ----------  ----------
 Total current liabilities............         2,258,472  2,496,328   2,236,051
                                              ---------- ----------  ----------
Noncurrent liabilities:
 Income taxes.........................      8    430,352    585,394     524,359
Loans and financing:
 Payable to Telebras..................  19,24    678,337    703,463     630,118
 Other financing......................     21    222,146    176,499     158,096
Pension fund liabilities..............             1,540        --          --
Provisions for contingencies..........     20     47,443     53,954      48,329
Other liabilities.....................            14,607     24,202      21,679
                                              ---------- ----------  ----------
 Total noncurrent liabilities.........         1,394,425  1,543,512   1,382,581
                                              ---------- ----------  ----------
Minority interests....................      2  1,508,920  2,730,761   2,446,042
Shareholders equity:
 Capital and reserves.................         7,715,186  8,204,179   7,348,781
 Retained earnings....................           909,962  1,282,329   1,148,629
                                              ---------- ----------  ----------
Total shareholders' equity............     22  8,625,148  9,486,508   8,497,410
Funds for capitalization:
 Expansion plan contributions.........           942,007    309,898     277,587
 Other funds..........................            16,937     68,793      61,620
                                              ---------- ----------  ----------
 Total funds for capitalization.......           958,944    378,691     339,207
                                              ---------- ----------  ----------
 Total liabilities and shareholders'
  equity..............................        14,745,909 16,635,800  14,901,291
                                              ========== ==========  ==========

      See the accompanying notes to the consolidated financial statements.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

                       CONSOLIDATED STATEMENTS OF INCOME

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$ OF
              DECEMBER 31, 1997 AND THOUSANDS OF US DOLLARS--US$)

                                           YEARS ENDED DECEMBER 31
                                ------------------------------------------------
                                   1995        1996        1997         1997
                           NOTE     R$          R$          R$          US$
                           ---- ----------  ----------  ----------  ------------
                                                                    (UNAUDITED,
                                                                    SEE NOTE 2B)
Net operating revenue
 from telecommunications
 services:
 Services provided to
  third parties..........        3,119,628   4,081,092   4,612,012    4,131,146
 Services provided to the
  Telebras operating com-
  panies.................   24     123,050     192,714     347,281      311,073
                                ----------  ----------  ----------   ----------
                            4    3,242,678   4,273,806   4,959,293    4,442,219
Cost of services:
 Provided by third par-
  ties...................       (1,995,033) (2,106,050) (2,121,865)  (1,900,631)
 Provided by the Telebras
  operating companies....   24    (114,584)   (237,550)   (449,487)    (402,622)
                                ----------  ----------  ----------   ----------
                            5   (2,109,617) (2,343,600) (2,571,352)  (2,303,253)
                                ----------  ----------  ----------   ----------
Gross profit.............        1,133,061   1,930,206   2,387,941    2,138,966
Operating expenses:
 Selling expense.........         (297,306)   (382,718)   (544,060)    (487,334)
 General and administra-
  tive expense...........         (715,407)   (827,894)   (816,487)    (731,357)
 Other net operating in-
  come...................   6      185,713     191,959     248,667      222,740
                                ----------  ----------  ----------   ----------
 Operating income from
  continuing operations
  before interest
  income/expense.........          306,061     911,553   1,276,061    1,143,015
 Allocated interest ex-
  pense..................          (58,525)    (61,780)    (46,263)     (41.439)
                                ----------  ----------  ----------   ----------
Operating income from
 continuing operations
 before unallocated in-
 terest income/expense...          247,536     849,773   1,229,798    1,101,576
Net nonoperating ex-
 pense...................   7      (22,594)    (10,239)    (60,089)     (53,824)
Employees' profit share..           (9,221)    (30,197)    (60,429)     (54,128)
                                ----------  ----------  ----------   ----------
Income from continuing
 operations before unal-
 located interest
 income/expense, taxes
 and minority interests..          215,721     809,337   1,109,280      993,624
Income from discontinued
 cellular operations be-
 fore unallocated inter-
 est income/expense,
 taxes and minority in-
 terests.................   2d     316,876     679,409     788,790      706,548
Unallocated interest in-
 come....................           51,836      45,373     126,554      113,359
Unallocated interest ex-
 pense...................         (119,368)   (121,374)   (128,544)    (115,141)
                                ----------  ----------  ----------   ----------
Income before taxes and
 minority interests......          465,065   1,412,745   1,896,080    1,698,390
Income and social contri-
 bution taxes............   8     (274,414)   (386,464)   (484,844)    (434,292)
                                ----------  ----------  ----------   ----------
Income before minority
 interests...............          190,651   1,026,281   1,411,236    1,264,098
Minority interests.......   2      (18,249)   (152,316)   (312,351)    (279,784)
                                ----------  ----------  ----------   ----------
Net income...............          172,402     873,965   1,098,885      984,314
                                ==========  ==========  ==========   ==========


      See the accompanying notes to the consolidated financial statements.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$ OF
              DECEMBER 31, 1997 AND THOUSANDS OF US DOLLARS--US$)

                                           YEARS ENDED DECEMBER 31
                                ------------------------------------------------
                                   1995        1996        1997         1997
                                    R$          R$          R$          US$
                                ----------  ----------  ----------  ------------
                                                                     (UNAUDITED
                                                                    SEE NOTE 2B)
OPERATING ACTIVITIES:
 Net income...................     172,402     873,965   1,098,885      984,314
 Less: Income from
  discontinued cellular
  operations before
  unallocated interest
  income/expense,taxes and
  minority interests..........    (316,876)   (679,409)   (788,790)    (706,548)
                                ----------  ----------  ----------   ----------
 Income from continuing
  operations, net of
  unallocated interest
  income/expense and taxes
  applicable to both
  continuing and discontinued
  operations..................    (144,474)    194,556     310,095      277,766
 Adjustments to reconcile net
  income to cash provided by
  operating activities:
 Depreciation and
  amortization................   1,220,427   1,299,947   1,367,505    1,224,924
 Minority interests...........      18,249     152,316     312,351      279,784
 Loss on permanent asset
  disposals...................      28,371      47,703      78,732       70,523
 Other provisions.............       4,970       4,054       6,427        5,757
 Allowance for doubtful
  accounts....................       7,441      28,316     101,375       90,805
 (Increase) decrease in income
  tax rate....................     147,467      (7,742)     (7,673)      (6,873)
 (Increase) in trade accounts
  receivable..................    (101,520)   (175,571)   (148,736)    (133,228)
 (Increase) in other current
  assets......................      (8,941)   (100,814)    (10,237)      (9,170)
 (Increase) decrease in other
  noncurrent assets...........       3,688      (5,319)     (7,873)      (7,052)
 Increase (decrease) in
  payroll and related
  accruals....................       6,156      13,083     (36,340)     (32,551)
 Increase (decrease) in
  accounts payable and accrued
  expenses....................     150,425     223,585     (90,897)     (81,420)
 Increase in taxes other than
  income taxes................      13,331      36,011     100,803       90,293
 Increase (decrease) in other
  current liabilities.........      (8,595)     23,540      (5,731)      (5,133)
 Increase (decrease) in
  accrued interest............      10,028     (35,032)     44,420       39,789
 Increase (decrease) in income
  taxes.......................      35,073     (22,544)   (217,680)    (194,984)
 Increase in provisions for
  contingencies...............      49,399      10,086      23,534       21,080
 Increase (decrease) in
  provision for pension fund..         --        1,540      (1,540)      (1,379)
 Increase (decrease) in other
  noncurrent liabilities......      22,594     (13,490)      9,595        8,595
                                ----------  ----------  ----------   ----------
                                 1,454,089   1,674,225   1,828,130    1,637,526
                                ----------  ----------  ----------   ----------
INVESTING ACTIVITIES:
 Additions to investments.....      (6,234)     11,307      (2,394)      (2,144)
 Proceeds from investment
  disposals...................       6,561       1,980       1,124        1,007
 Additions to property plant
  and equipment...............  (1,653,758) (2,217,123) (2,552,261)  (2,286,153)
 Capitalized interest.........    (150,577)    (10,977)    (65,765)     (58,908)
 Proceeds from asset
  disposals...................      47,187      64,843      36,033       32,276
                                ----------  ----------  ----------   ----------
                                (1,756,821) (2,149,970) (2,583,263)  (2,313,922)
                                ----------  ----------  ----------   ----------
FINANCING ACTIVITIES:
 Loans repaid.................    (716,145) (1,553,927) (1,250,222)  (1,119,869)
 New loans obtained...........     670,672   1,397,714   1,253,948    1,123,207
 Cash received for future
  capital increases...........     344,099     924,365     600,540      537,925
 Purchase of treasury shares..         --          --         (153)        (137)
 Dividends paid...............     (57,325)   (138,029)   (265,245)    (237,590)
                                ----------  ----------  ----------   ----------
                                   241,301     630,123     338,868      303,536
                                ----------  ----------  ----------   ----------
Increase (decrease) in cash
 and cash equivalents from
 continuing operations........     (61,431)    154,378    (416,265)    (372,860)
Net cash provided by
 discontinued operations,
 before unallocated interest
 income/expense and taxes ....     126,085      54,648     212,288      190,154
Cash and cash equivalents at
 beginning of year............     144,536     209,190     418,216      374,608
                                ----------  ----------  ----------   ----------
Cash and cash equivalents at
 end of year..................     209,190     418,216     214,239      191,902
                                ==========  ==========  ==========   ==========

      See the accompanying notes to the consolidated financial statements.

                      TELE NORTE LESTE PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 28)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
      (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$ OF DECEMBER 31, 1997)

                                             CAPITAL AND  RETAINED
                                              RESERVES    EARNINGS     TOTAL
                                             -----------  ---------  ---------
 Balances at December 31, 1994..............  6,414,080     475,400  6,889,480
 Capital increase:
  Expansion plan contributions..............    355,258         --     355,258
  Resources from Telebras...................    321,386         --     321,386
  Other cash................................     36,926         --      36,926
 Donations and subsidies for investments....        241         --         241
 Interest on construction in progress.......     41,874         --      41,874
 Change in tax rates........................     58,091      89,376    147,467
 Fiscal incentives..........................      5,423         --       5,423
 Forfeited dividends........................        --           59         59
 Net income.................................        --      172,402    172,402
 Realization of unrealized income...........    (51,903)     51,903        --
 Appropriations:
 Transfers to reserves......................    133,974    (133,974)       --
 Dividends..................................        --     (171,914)  (171,914)
 Minority interest movements................    (53,695)     20,354    (33,341)
                                             ----------   ---------  ---------
 Balances at December 31, 1995..............  7,261,655     503,606  7,765,261
 Capital increase:
 Expansion plan contributions...............    273,391         --     273,391
 Resources from Telebras....................      1,256         --       1,256
 Other resources............................     42,483         --      42,483
 Donations and subsidies for investments....      4,009         --       4,009
 Interest on construction in progress.......    235,117         --     235,117
 Change in tax rates........................    (13,114)      5,372     (7,742)
 Fiscal incentives..........................     22,107         --      22,107
 Forfeited dividends........................        --           29         29
 Net income.................................        --      873,965    873,965
 Realization of unrealized income...........    (81,751)     81,751        --
 Deferred tax on full indexation............        --     (287,953)  (287,953)
 Appropriations:
 Transfers to reserves......................     46,871     (46,871)       --
 Dividends..................................        --     (301,300)  (301,300)
 Minority interest movements................    (76,838)     81,363      4,525
                                             ----------   ---------  ---------
 Balances at December 31, 1996..............  7,715,186     909,962  8,625,148
 Capital increase:
 Expansion plan contributions...............    152,843         --     152,843
 Resources from Telebras....................      2,708         --       2,708
 Other resources............................  1,025,242         --   1,025,242
 Donations and subsidies for investments....      9,349         --       9,349
 Interest on construction in progress.......    224,583         --     224,583
 Change in tax rates........................      3,017     (10,690)    (7,673)
 Fiscal incentives..........................     36,180         --      36,180
 Forfeited dividends........................        --          909        909
 Acquisition of treasury shares.............        --         (153)      (153)
 Net income.................................        --    1,098,885  1,098,885
 Realization of unrealized income...........    (27,121)     27,121        --
 Deferred tax on full indexation............        --     (291,597)  (291,597)
 Appropriations:
 Transfers to reserves......................     69,757     (69,757)       --
 Dividends..................................        --     (480,426)  (480,426)
 Minority interest movements................ (1,007,565)     98,075   (909,490)
                                             ----------   ---------  ---------
 Balances at December 31, 1997..............  8,204,179   1,282,329  9,486,508
                                             ==========   =========  =========

      See the accompanying notes to the consolidated financial statements.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

1. OPERATIONS AND BACKGROUND

  Beginning in 1995, the federal government of Brazil (the "Federal Government") undertook a comprehensive reform of the telecommunications industry. In July, 1995 the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil.

  In preparation for the privatization of the Telebras system, the operating subsidiaries have been divided into twelve separate groups, (a) three regional fixed line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses have firstly been separated from the operating subsidiaries and subsequently the fixed-line businesses, the new cellular businesses and the long-distance operator have been combined into the twelve separate groups. Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries have been performed using a procedure under Brazilian corporate law called cisao or "spin-off". As part of this process Tele Norte Leste Participacoes S.A. (the "Holding Company") was formed.

  The Holding Company was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebras, including the percentages of participation in the share capital of the following companies (collectively referred to as the "Subsidiaries"):

                                                                      MINORITY
                                                                      INTEREST
                                                       PARTICIPATION PERCENTAGE
                                                       ------------- ----------
   Telecomunicacoes do Rio de Janeiro S.A.............     70.70%      29.30%
   Telecomunicacoes do Espirito Santo S.A. ...........     85.23%      14.77%
   Telecomunicacoes do Amazonas S.A. .................     80.25%      19.75%
   Telecomunicacoes de Roraima S.A. ..................     86.91%      13.09%
   Telecomunicacoes do Amapa S.A. ....................     90.64%       9.36%
   Telecomunicacoes do Para S.A. .....................     69.04%      30.96%
   Telecomunicacoes do Maranhao S.A. .................     66.79%      33.21%
   Telecomunicacoes do Piaui S.A. ....................     78.47%      21.53%
   Telecomunicacoes do Ceara S.A. ....................     79.30%      20.70%
   Telecomunicacoes do Rio Grande do Norte S.A. ......     75.41%      24.59%
   Telecomunicacoes de Pernambuco S.A. ...............     77.21%      22.79%
   Telecomunicacoes de Alagoas S.A. ..................     77.60%      22.40%
   Telecomunicacoes da Paraiba S.A. ..................     71.49%      28.51%
   Telecomunicacoes de Minas Gerais S.A. .............     82.94%      17.06%
   Telecomunicacoes de Sergipe S.A. ..................     73.61%      26.39%
   Telecomunicacoes da Bahia S.A. ....................     89.28%      10.72%

  Until August 4, 1998, the Company was controlled by the Federal Government (see Note 28).

  Tele Norte Leste Participacoes S.A. and its subsidiaries (the "Companies") are the principal providers of fixed-line telecommunications services in the states of Rio de Janeiro, Espirito Santo, Amazonas, Roraima, Amapa, Para, Maranhao, Piaui, Ceara, Rio Grande do Norte, Pernambuco, Alagoas, Paraiba, Minas Gerais, Sergipe and Bahia under the terms of a concession to be granted by the Federal Government which will expire on December 31, 2005 and may be renewed for a further term of 20 years.

  On January 30, 1998 the cellular telecommunications businesses of the Companies were spun off into thirteen new companies (the "Cellular Companies"), effective January 1, 1998.

  The Companies' business, including the services they may provide and the rates they charge, is regulated by Agencia Nacional de Telecomunicacoes (Anatel), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


2. PRESENTATION OF THE FINANCIAL STATEMENTS

  The consolidated financial statements reflect the consolidated accounts of Tele Norte Leste Participacoes S.A. and its subsidiaries. The portion of equity and net income attributable to shareholders other than Telebras at December 31, 1996 and 1997, and for each of the years in the three year period ended December 31, 1997 is reflected as "minority interests". At December 31, 1997, such minority shareholders participated in the share capital of the Companies at various percentages between 9.36% and 33.21% (see Note 1).

  The fixed line telecommunications business of the Companies is presented as continuing operations and the cellular telecommunications business is presented as discontinued operations for all periods. The assets and liabilities of the cellular telecommunications business are presented as net assets of discontinued operations. The formation of the Holding Company and the transfer of assets and liabilities from the Companies to the Cellular Companies have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

   The assets and liabilities of the cellular telecommunications businesses were transferred to the sixteen newly formed Cellular Companies at their indexed historical cost. The associated revenues and expenses were also allocated to the Cellular Companies. The Consolidated Financial Statements are not necessarily indicative of the financial position and results of operations that would have occurred for the three-year period ended December 31, 1997 had the fixed-line telecommunications businesses of the Holding Company and its subsidiaries been separate legal entities during such period.

  As separate records of revenues and costs of services were maintained for the cellular businesses, the actual amounts could be identified and transferred. With respect to costs other than costs of services, the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where specific identification was not possible. Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the results of operations for the periods presented. The allocation criteria included: square footage (in relation to land and building related expenses), number of terminals (in relation to general management, accounting, data processing, legal department and other general staff functions), number of employees (in relation to human resource related expenses), number of requisitions issued (in relation to office material costs) and miles driven (in relation to certain transport costs). Management believes that the amounts included in the consolidated financial statements fairly reflect the operating results of the business.

  Prior to December 31, 1997 cash and certain non-specific debt of the cellular telecommunications business could not be segregated from the Companies. Accordingly, these amounts are included in the combined financial statements for periods ending before January 1, 1998. As a result, certain interest income and expense relating to the cellular telecommunications business could not be identified and consequently, income from discontinued operations is presented before unallocated interest income/expense and income tax expense.

  The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Companies, from which the accompanying financial information was extracted, except for certain reclassifications within the Consolidated Statements of Financial Condition and the Consolidated Statements of Income which have been made to conform previously published financial information to the 1997 presentation within this registration statement, for the presentation of the cellular businesses of the Companies as discontinued operations and to reflect the portion of equity and net income attributable to shareholders other than Telebras as minority interest. Furthermore, the accompanying financial statements include an additional provision

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

for doubtful debts of R$73,695 and the resulting effect on deferred income taxes. This additional provision resulted from a reevaluation of the Company's probable losses in relation to trade accounts receivable at December 31, 1997 in the light of the collection experience for the first quarter of 1998. The Companies will not restate their previously reported results as the provision for doubtful debts recorded in their December 31, 1997 financial statements was considered adequate in the light of information available at the date on which they were published.

  The accompanying consolidated financial statements were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented.

A. FULL INDEXATION TO DECEMBER 31, 1997

  The principal criteria adopted to prepare the fully indexed consolidated financial statements maintained in accordance with the practices described in
Note 3, are as follows:

 i. Inflation restatement index

  The consolidated financial statements were indexed and expressed in currency of constant purchasing power of December 31, 1997 by using the monthly average values of the Unidade Fiscal de Referencia (the Tax Reference Unit or "UFIR") through December 31, 1995 and the Indice Geral de Precos-Mercado (the General Prices Index-Market or the "IGP-M") of the Fundacao Getulio Vargas in 1996 and 1997 following the cessation of the widespread use of the UFIR that resulted from the change in Brazil's corporate law. Inflation for the three year period ended December 31, 1997, as measured by the UFIR and the IGP-M, was as follows:

                                                                        ANNUAL
   PERIOD                                                        INDEX INFLATION
   ------                                                        ----- ---------
                                                                           %
   Year ended December 31, 1995.................................  UFIR   22.5
   Year ended December 31, 1996................................. IGP-M    9.2
   Year ended December 3 l, 1997................................ IGP-M    7.7

  Management believes that these indices are appropriate indications of general price level inflation to be used under Brazilian and US GAAP, for the years indicated.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare financial statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare financial statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Companies as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation.

 ii. Consolidated statements of income

  Items in the consolidated statements of income are adjusted to the balance sheet date by:

    . allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;
    . allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to "other net operating income".

 iii. Deferred income tax effects of indexation adjustments in 1996 and 1997

  As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law and most fiscal purposes as from January 1, 1996, the indexation of assets and liabilities for financial

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

reporting purposes herein is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to the additional deferred tax liability of R$287,953 in 1996 and R$291,597 in 1997 was recorded directly against retained earnings.

B. TRANSLATION OF CONSTANT BRAZILIAN REAL AMOUNTS INTO US DOLLAR AMOUNTS

  The translation of Brazilian Real amounts into US dollar amounts is unaudited and included solely for the convenience of readers outside of Brazil and has been performed using the closing selling exchange rate published by the Central Bank of Brazil of R$1.1164 to US$1.00 as of December 31, 1997. This translation should not be construed as a representation that Brazilian Real amounts could be converted to US dollars at this or any other rate.

C. MINORITY INTERESTS

  Minority interests relate to the interest of shareholders other than Telebras in the Companies.

D. DISCONTINUED OPERATIONS

  The accompanying consolidated financial statements reflect the cellular telecommunications business as discontinued operations. Accordingly, the revenues, costs and expenses, assets and liabilities and cash flows of these discontinued operations have been excluded from the respective captions in the combined statements of income, consolidated balance sheets and consolidated statements of cash flow and have been reported as "Income from discontinued cellular operations before unallocated interest income/expense, taxes and minority interests"; as "Net assets of discontinued operations" and as "Net cash provided by discontinued operations" for all periods presented. Summarized financial information for the discontinued operations is as follows:

                                                     1995     1996      1997
                                                    ------- --------- ---------
     Net operating revenues.......................  613,707 1,258,443 1,892,461
     Income before unallocated interest
      income/expense, taxes and minority interests
      taxes.......................................  316,876   679,409   788,790
     Current assets.......................................    175,731   381,142
     Property, plant and equipment, net...................  2,109,542 2,575,624
     Total assets.........................................  2,287,298 2,959,438
     Current liabilities..................................    636,050   610,392
     Total liabilities....................................    993,748 1,110,884
     Net assets of discontinued operations................  1,293,550 1,848,554

E. PRINCIPLES OF CONSOLIDATION

  These consolidated financial statements include the financial records of the Holding Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

A. CASH AND CASH EQUIVALENTS

  Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less.

B. TRADE ACCOUNTS RECEIVABLE

  Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the services were recorded and discounted to their present value at the balance sheet date by applying the interest rate published

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

by the National Association of Investment Bankers ("ANBID"). Trade accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced.

C. ALLOWANCE FOR DOUBTFUL ACCOUNTS

  Provision is made for trade accounts receivable for which recoverability is considered improbable.

D. FOREIGN CURRENCY TRANSACTIONS

  Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the combined statement of income as they occur.

E. INVENTORIES

  Inventories are stated at the lower of indexed cost or replacement value. Cost of inventories is determined principally on the average cost basis. Inventories are separated into network expansion and maintenance inventories. Inventories for use in network expansion are classified as "Construction-in-progress" under "Property, plant and equipment". Maintenance inventories are classified as other current assets.

F. INVESTMENTS

  Other investments, which comprise items held to maturity or for investment purposes, are recorded at indexed cost, less a provision for losses when considered necessary.

G. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is stated at indexed cost. Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-process. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as determined by the public telecommunications service regulators. The principal depreciation rates are shown in Note 15(b).

  Interest, calculated monthly at a rate of 12% per annum on construction-in-process, is capitalized as part of property, plant and equipment until the asset is placed in service.

H. ACCOUNTS PAYABLE

  Accounts payable to suppliers are discounted to their present value using the ANBID interest rate.

I. VACATION PAY ACCRUAL

  Cumulative vacation pay due to employees is accrued as earned.

J. INCOME AND SOCIAL CONTRIBUTION TAXES

  Income and social contribution taxes comprise federal income tax and social contribution tax. Deferred taxes are provided on temporary differences.

K. LOANS AND FINANCING

  Loans and financing include accrued interest to the consolidated balance sheet date.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


1. PROVISIONS FOR CONTINGENCIES

  Provisions for contingencies are based on legal advice and management's opinion as to the likely outcome of the outstanding matters at the consolidated balance sheet date.

M. REVENUE RECOGNITION

  Revenues for all services are recognized when the service is provided. Revenues from local services consist of line rental charges, service charges based on the number of calls, network services, including interconnection and leasing high-capacity lines, maintenance charges and charges for other customer services. In 1997 revenue from local services also includes installation fees which are recognized when the installation is complete. Charges to customers for domestic, long-distance and international calls are based on time, distance and use of services. Billings are monthly; unbilled revenues from the billing date to the month end are estimated and recognized as revenue during the month in which the service was provided. The revenues from outgoing interregional and international long-distance calls are divided between the Companies and Empresa Brasileira de Telecomunicacoes S.A. ("Embratel"), a subsidiary of Telebras. The Companies retain a fixed percentage of the customer charges for outgoing interregional and international long-distance calls and pay the balance to Embratel.

N. INTEREST INCOME

  Interest income represents interest earned and gains and losses on investments after adjusting for the effects of inflation as measured by the variation in the inflation index. Unallocated interest income represents interest income that could not be allocated between continuing and discontinued operations.

O. INTEREST EXPENSE

  Interest expense represents interest incurred and gains on loans and financing after adjusting for the effects of inflation as measured by the variation in the inflation index and net exchange gains of R$240,140, R$101,312 and R$131,845 in 1995, 1996 and 1997, respectively. Unallocated interest expense represents interest expense that could not be allocated between continuing and discontinued operations.

P. RESEARCH AND DEVELOPMENT

  Research and development costs are charged to expense as incurred. Total research and development costs were R$36,329, R$35,561 and R$31,072 for 1995, 1996 and 1997, respectively.

Q. PENSION AND POST-RETIREMENT BENEFITS

  The Companies sponsor a separate entity that provides pensions and other post-retirement benefits for its employees through a multi-employer plan. Current contributions and costs are determined actuarially and are recorded on the accrual basis.

R. EMPLOYEE'S PROFIT SHARE

  The Companies have made a provision for granting employees the right to a share of their profits. The amount recorded is the employee's profit share attributable to the continuing fixed-line telecommunications business.

S. EARNINGS PER THOUSAND SHARES

  Earnings per thousand shares has not been calculated as the capital structure of Tele Norte Leste Participacoes S.A. was not in place at December 31, 1997.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


T. SEGMENT INFORMATION

  The business operates solely in the segment of local and regional fixed-line telecommunications. All revenues are generated in relation to services provided in the states of Rio de Janeiro, Espirito Santo, Amazonas, Roraima, Amapa, Para, Maranhao, Piaui, Ceara, Rio Grande do Norte, Pernambuco, Alagoas, Paraiba, Minas Gerais, Sergipe and Bahia.

U. USE OF ESTIMATES

  The preparation of consolidated financial statements in conformity with Brazilian and US GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

4. OPERATING REVENUE FROM FIXED TELECOMMUNICATIONS SERVICES

                                                1995        1996        1997
                                              ---------  ----------  ----------
   Local services:
     Monthly charges.........................   232,705     451,829     893,525
     Measured service charges................   724,489   1,184,479   1,404,289
     Public telephones.......................   101,656     185,004     263,105
     Other...................................   300,818     463,230     574,394
                                              ---------  ----------  ----------
       Total................................. 1,359,668   2,284,542   3,135,313
                                              ---------  ----------  ----------
   Non-local services
     Intra- and interstate................... 2,138,870   2,285,168   1,871,437
     International...........................   224,646     211,520     155,086
                                              ---------  ----------  ----------
       Total................................. 2,363,516   2,496,688   2,026,523
                                              ---------  ----------  ----------
   Data transmission.........................   157,896     198,865     164,346
   Network services..........................   298,387     558,319     999,380
   Other.....................................    32,201      38,765      34,628
                                              ---------  ----------  ----------
   Gross operating revenues.................. 4,211,668   5,577,179   6,360,190
   Value added and other indirect taxes......  (961,906) (1,293,109) (1,384,077)
   Discounts.................................    (7,084)    (10,264)    (16,820)
                                              ---------  ----------  ----------
   Net operating revenue..................... 3,242,678   4,273,806   4,959,293
                                              =========  ==========  ==========

  There are no customers who contribute more than 5% of gross operating revenues.

5. COST OF SERVICES

                                                     1995      1996      1997
                                                   --------- --------- ---------
   Depreciation and amortization.................. 1,150,904 1,226,604 1,293,505
   Personnel......................................   555,695   559,975   508,337
   Materials......................................    72,604    80,688    71,307
   Services.......................................   283,066   414,916   659,050
   Other..........................................    47,348    61,417    39,153
                                                   --------- --------- ---------
                                                   2,109,617 2,343,600 2,571,352
                                                   ========= ========= =========

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


6. OTHER NET OPERATING INCOME (EXPENSE)

                                                       1995     1996     1997
                                                      -------  -------  -------
   Taxes other than income taxes.....................  (7,071)  (9,222)  (7,214)
   Technical and administrative services.............  87,576  132,695  202,408
   Provision for contingencies (Note 20)............. (58,410) (37,222) (41,966)
   Fines and expenses recovered...................... 179,919  190,938   92,831
   Research and development.......................... (36,329) (35,561) (31,072)
   Early retirement plan.............................     --   (80,911)     --
   Donations.........................................      (8)  (9,304) (18,960)
   Other.............................................  20,036   40,546   52,640
                                                      -------  -------  -------
                                                      185,713  191,959  248,667
                                                      =======  =======  =======

  Fines and expenses recovered primarily represent penalties collected on past due accounts receivable and recovery of sales taxes of prior periods. The amount of penalties collected on past due accounts receivable amounted to R$126,662, R$174,359 and R$73,272 in 1995, 1996 and 1997, respectively.

7. NET NONOPERATING INCOME (EXPENSE)

                                                       1995     1996     1997
                                                      -------  -------  -------
   Loss on disposal of permanent assets.............. (28,371) (47,703) (78,732)
   Other income......................................   5,777   37,464   18,643
                                                      -------  -------  -------
                                                      (22,594) (10,239) (60,089)
                                                      =======  =======  =======

8. INCOME AND SOCIAL CONTRIBUTION TAXES

  As explained in Note 2, because cash and certain non specific debt was not allocated to the cellular telecommunications business, the associated interest income and expense was not allocated. Consequently the Companies' continuing operations include interest income and expense relating to discontinued cellular operations. As a result, income tax expense and current tax liabilities have not been allocated to the discontinued cellular operations in the accompanying financial statements.

  Brazilian income taxes comprise federal income tax and social contribution tax. In 1995, 1996 and 1997 the rates for income tax were 43%, 25% and 25%, respectively, and for social contribution tax were 9.09%, 7.41% and 8.00%, respectively. As a result of legislation enacted in 1996, the social contribution tax in 1997 was no longer deductible from its own computation base, nor was it deductible for income tax purposes. The changes produced a combined statutory rate of 48.18%, 30.56% and 33.00% in 1995, 1996 and 1997, respectively.

  Deferred taxes are provided on temporary differences which include the effects of indexation adjustments that will not give rise to deductions when subsequently depreciated, amortized or disposed of.

  In prior years the indexation adjustments to permanent assets and shareholders' equity in accordance with the tax law gave rise to a tax deductible expense, if the indexation of equity exceeded the indexation of permanent assets, and to taxable income, called "inflationary profit", if the indexation of permanent assets exceeded that of equity. In the latter case, payment of the related tax liability could be deferred until it had been deemed to have been realized either through depreciation or disposal of the permanent assets in existence at the time the liability was recorded, subject to a minimum realization rate of 10% per annum (5% per annum prior to 1995).

  In 1995, 1996 and 1997, management elected to prepay income taxes on inflationary profit that it had previously deferred. Brazilian companies making such a prepayment in relation to 1997 were entitled to utilize

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

an income tax rate of 10% instead of the then current rate of 25%. Similar reductions applied to the prepayments in 1995 and 1996. The result was a gain of R$7,898 and R$37,605 for 1996 and 1997, respectively, from the reduction in deferred tax liabilities.

  The following is an analysis of the income tax expense (benefit):

                                                      1995     1996      1997
                                                     -------  -------  --------
   Social contribution charge.......................  92,453   98,984   150,241
   Income tax....................................... 127,926  307,446   431,342
   Losses from prior years..........................  (7,674) (31,319)  (25,106)
   Deferred taxes...................................  82,368   23,639   (35,003)
   Effect of rate changes on deferred tax........... (19,130)  (4,388)      975
   Early payment incentives.........................  (1,529)  (7,898)  (37,605)
                                                     -------  -------  --------
   Total tax expense................................ 274,414  386,464  (484,844)
                                                     =======  =======  ========

  Supplementary information regarding taxes posted directly to shareholders' equity:

                                                         1995     1996    1997
                                                       --------  ------- -------
   Deferred taxes.....................................      --   287,953 291,597
   Effect of rate changes on deferred tax............. (147,467)   7,742   7,673
                                                       --------  ------- -------
                                                       (147,467) 295,695 299,270
                                                       ========  ======= =======

  The following is a reconciliation of the amount calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

                                                 1995      1996       1997
                                                -------  ---------  ---------
   Income before taxes and minority interests
    as reported in the accompanying financial
    statements................................. 465,065  1,412,745  1,896,080
                                                =======  =========  =========
   Tax charge at the combined statutory rate... 224,069    431,735    625,706
   Permanent additions:
     Current year tax losses not yet available
      for credit...............................  84,420        --         --
     Non-deductible expenses...................  11,615      1,813      6,067
     Employee's profit share...................   3,877      6,646     10,456
   Permanent exclusions:
     Capitalized interest...................... (30,095)   (14,700)   (25,999)
     Payments of dividends to shareholders
      characterized as distributions of
      interest.................................     --         --     (57,227)
   Other items:
     Utilization of tax net operating losses...  (2,371)   (16,257)   (25,926)
     Effect of rate changes on deferred tax.... (19,130)    (4,388)       975
     Early payment incentives..................  (1,529)    (7,899)   (37,605)
     Other incentives..........................   3,727     (7,856)   (11,590)
     Other, net................................    (169)    (2,630)       (13)
                                                -------  ---------  ---------
   Income and social contribution taxes as
    reported in the accompanying financial
    statements................................. 274,414    386,464    484,844
                                                =======  =========  =========
   Effective rate..............................    59.0%      27.3%      25.5%
                                                =======  =========  =========

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

  In 1997, the Company characterized part of its dividends proposed for payment at the end of 1997 as interest on shareholders' funds. As a result, under Brazilian tax law it was entitled to treat this part of the dividend as a deduction for income tax purposes.

  The composition of deferred tax assets and liabilities, based on temporary differences, is as follows:

                                                                  1996    1997
                                                                 ------- -------
   DEFERRED TAX ASSETS:
     Provisions for contingencies...............................  36,302  44,836
     Fiscal losses..............................................  20,445   6,542
     Other......................................................  21,926  56,085
                                                                 ------- -------
       Total (see Note 12)......................................  78,673 107,463
                                                                 ======= =======
   DEFERRED TAX LIABILITIES:
     Additional indexation expense from 1990.................... 154,918  98,969
     Others..................................................... 284,059 545,877
                                                                 ------- -------
       Total.................................................... 438,977 644,846
                                                                 ======= =======

  All of the other deferred tax liabilities relate to the difference between the tax basis of permanent assets, which was not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 1997.

  The composition of tax liabilities is as follows:

                                                                  1996    1997
                                                                 ------- -------
   Social contribution tax payable..............................  51,242  37,189
   Federal income tax payable...................................  81,466  14,751
   Deferred tax liabilities..................................... 438,977 644,846
                                                                 ------- -------
       Total.................................................... 571,685 696,786
                                                                 ======= =======
   Current...................................................... 141,333 111,392
   Non current.................................................. 430,352 585,394

9. CASH FLOW INFORMATION

                                                         1995    1996    1997
                                                        ------- ------- -------
   Income and social contribution tax paid............  155,776 419,656 618,302
   Interest paid......................................  246,840 238,514 228,739
   Cash paid against provisions for contingencies.....    8,260  16,578   8,094
   Non cash transactions:
     Conversion of loans into shares..................   11,569     --      --
     Fiscal incentive investment credits received.....    7,226  18,674  28,932
     Donations received of property, plant and equip-
      ment............................................      241   4,009   9,349
     Conversion of capitalizable funds into share cap-
      ital and share premium..........................  355,258 273,391 152,843

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


10. CASH AND CASH EQUIVALENTS

                                                                    1996   1997
                                                                   ------ ------
   Cash...........................................................  1,081  1,272
   Bank accounts.................................................. 58,826 53,765
                                                                   ------ ------
                                                                   59,907 55,037
                                                                   ====== ======

11. TRADE ACCOUNTS RECEIVABLE, NET

                                                                1996     1997
                                                               -------  -------
     Accrued amounts.......................................... 232,661  310,976
     Billed amounts........................................... 436,422  489,209
     Allowance for doubtful accounts.......................... (14,317) (90,323)
                                                               -------  -------
                                                               654,766  709,862
                                                               =======  =======

  The changes in the allowance for doubtful accounts were as follows:

                                                        1995    1996     1997
                                                       ------  -------  -------
     Beginning balance................................  4,244   10,300   14,317
     Provision charged to selling expense.............  7,441   28,316  101,375
     Write-offs....................................... (1,385) (24,299) (25,369)
                                                       ------  -------  -------
     Ending balance................................... 10,300   14,317   90,323
                                                       ======  =======  =======

12. DEFERRED AND RECOVERABLE TAXES

                                                                  1996    1997
                                                                 ------- -------
     Tax deducted at source.....................................   1,244     786
     Social contribution tax....................................   6,077  12,865
     Recoverable income tax.....................................  10,597  52,319
     Deferred tax assets........................................  78,673 107,463
     Sales and other taxes......................................  16,671  44,383
                                                                 ------- -------
       Total.................................................... 113,262 217,816
                                                                 ======= =======
     Current....................................................  71,330 181,663
     Non-current................................................  41,932  36,153

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


13. OTHER ASSETS

                                                                  1996    1997
                                                                 ------- -------
     Other debtors..............................................  59,605  26,800
     Maintenance inventories.................................... 121,651 133,010
     Prepayments................................................  21,318  11,233
     Assets to be sold..........................................   3,387   1,987
     Recoverable advances.......................................  35,943  38,193
     Fiscal incentive investments...............................  21,094  53,485
     Other......................................................  24,220  43,443
                                                                 ------- -------
       Total.................................................... 287,218 308,151
                                                                 ======= =======
     Current.................................................... 258,268 247,822
     Non-current................................................  28,950  60,329

14. INVESTMENTS

                                                                    1996   1997
                                                                    ----- ------
     Fiscal incentive investments.................................. 3,469  5,856
     Other investments............................................. 5,011  8,861
                                                                    ----- ------
                                                                    8,480 14,717
                                                                    ===== ======

15. PROPERTY, PLANT AND EQUIPMENT, NET

A. COMPOSITION:

                                                          1996         1997
                                                       -----------  -----------
     Construction-in-progress.........................   2,371,667    2,713,793
     Automatic switching equipment....................   7,787,039    8,063,185
     Other equipment..................................   9,451,270   10,407,846
     Buildings........................................   3,584,309    3,773,301
     Other assets.....................................   2,872,421    3,052,453
                                                       -----------  -----------
     Total cost.......................................  26,066,706   28,010,578
     Accumulated depreciation......................... (14,122,136) (14,728,192)
                                                       -----------  -----------
     Property, plant and equipment, net...............  11,944,570   13,282,386
                                                       ===========  ===========

  Other equipment includes: Aerial, underground and building cables, teleprinters, private automatic exchanges, generating equipment and furniture.

  Other assets include: Underground cables, computer equipment, vehicles, land and other assets. Within "Other assets" the book value of land is R$125,793 at December 31, 1996 and R$125,319 at December 31, 1997.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


B. DEPRECIATION RATES

  The annual depreciation rates applied to property, plant and equipment are as follows:

                                                                          %
                                                                     -----------
     Automatic switching equipment..................................        7.69
     Other equipment................................................       10.00
     Buildings......................................................        4.00
     Other assets (excluding land).................................. 5.00--20.00

C. RENTALS

  The Companies rent equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

                                                             1995   1996   1997
                                                            ------ ------ ------
     Rent expense.......................................... 46,656 92,577 83,301
                                                            ====== ====== ======

  Rental commitments relate primarily to facilities where the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

     Year ending December 31,
     1998..............................................................  31,640
     1999..............................................................  31,571
     2000..............................................................  30,726
     2001 .............................................................  31,076
     2002..............................................................  31,480
     2003 and thereafter...............................................  35,028
                                                                        -------
     Total minimum payments............................................ 191,521
                                                                        =======

16. PAYROLL AND RELATED ACCRUALS

                                                                  1996    1997
                                                                 ------- -------
   Wages and salaries...........................................  38,907  49,454
   Accrued social security charges.............................. 140,781 103,573
   Accrued benefits.............................................  53,382  45,603
   Payroll withholdings.........................................   4,461   2,561
                                                                 ------- -------
                                                                 237,531 201,191
                                                                 ======= =======

17. TAXES OTHER THAN INCOME TAXES

                                                                  1996    1997
                                                                 ------- -------
   Value-added taxes............................................ 146,186 236,682
   Other indirect taxes on operation revenues...................  22,445  32,752
                                                                 ------- -------
                                                                 168,631 269,434
                                                                 ======= =======

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


18. DIVIDENDS

                                                                  1996    1997
                                                                 ------- -------
   Majority shareholders (see Note 24).......................... 258,042 365,054
   Minority shareholders........................................  43,258 115,372
   Prior year dividends not claimed.............................  10,360  13,929
   Employees' profit share......................................  30,210  61,787
                                                                 ------- -------
                                                                 341,870 556,142
                                                                 ======= =======

19. LOANS AND FINANCING

                                                              1996      1997
                                                            --------- ---------
   Loans payable to Telebras............................... 1,250,105 1,221,844
   Other financing.........................................   260,694   295,842
   Accrued interest........................................    64,608   105,867
                                                            --------- ---------
       Total............................................... 1,575,407 1,623,553
                                                            ========= =========
   Current
     Payable to Telebras...................................   628,623   614,768
     Other financing.......................................    46,301   128,823
                                                            --------- ---------
                                                              674,924   743,591
   Non-current
     Payable to Telebras...................................   678,337   703,463
     Other financing.......................................   222,146   176,499
                                                            --------- ---------
                                                              900,483   879,962

A. LOANS PAYABLE TO TELEBRAS

                                                               1996      1997
                                                             --------- ---------
   Eurobonds, originally issued by Telebras.................   371,014   150,006
   Debentures, originally issued by Telebras................       362       --
   Loans and financing from Telebras........................   850,679 1,040,977
   Other debt...............................................    28,050    30,861
                                                             --------- ---------
                                                             1,250,105 1,221,844
   Accrued interest.........................................    56,855    96,387
                                                             --------- ---------
                                                             1,306,960 1,318,231
                                                             ========= =========

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


A.1 EUROBONDS ORIGINALLY ISSUED BY TELEBRAS

  These are represented by five issues, four denominated in US Dollars and one in Italian Lira, as follows:

              PRINCIPAL                ANNUAL   INTEREST
              REPAYMENT    ORIGINAL   INTEREST   PAYMENT
ISSUE  TERM   SCHEDULE       VALUE      RATE    SCHEDULE    1996    1997
-----  ---- ------------- ----------- -------- ----------- ------- -------
                                 (US$ THOUSANDS)
3      1997 upon maturity      39,552 10.000%  semi annual  86,679     --
4      1997 upon maturity      45,312 10.375%  semi annual  50,998     --
5      1997 upon maturity      95,355 10.000%  semi annual  28,991     --
6      1997 upon maturity      27,724 10.000%  semi annual  30,842     --
                                (LIRA THOUSANDS)
1      1999 upon maturity 185,523,912 13.000%  semi annual 173,504 150,006
                                                           ------- -------
Principal................................................  371,014 150,006
Accrued interest.........................................   27,044  20,303
                                                           ------- -------
                                                           398,058 170,309
                                                           ======= =======

  In addition to the contractual interest, in connection with the Eurobonds, the Companies pay Telebras a 1% per year administrative fee on the outstanding balances.

A.2 LOANS AND FINANCING FROM TELEBRAS

                                                                1996     1997
                                                               ------- ---------
   Loans with Telebras........................................ 850,679 1,040,977
   Accrued interest...........................................  26,593    70,243
                                                               ------- ---------
                                                               877,272 1,111,220
                                                               ======= =========

  The short-term loans were subject to the interest rate on federal treasury bills (the "Remuneracao Diaria dos Titulos Publicos") plus 0.25%

B. OTHER FINANCING

                                                                  1996    1997
                                                                 ------- -------
   Equipment financing.......................................... 182,300 189,508
   Other........................................................  78,394 106,334
                                                                 ------- -------
                                                                 260,694 295,842
   Accrued interest.............................................   7,753   9,480
                                                                 ------- -------
                                                                 268,447 305,322
                                                                 ======= =======

  The loans with suppliers of telecommunications equipment, are repayable in full on 2003. The loans are denominated in US dollars and bear interest at a rate of LIBOR plus 3% to 6% per annum and interest of 10.88% to 18.00% per annum. The loans are guaranteed by Telebras.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


C. REPAYMENT SCHEDULE

  Noncurrent debt is scheduled to be repaid as follows:

   1999................................................................. 561,473
   2000................................................................. 145,222
   2001.................................................................  71,950
   2002.................................................................  55,877
   2003 and thereafter..................................................  45,440
                                                                         -------
                                                                         879,962
                                                                         =======

D. CURRENCY ANALYSIS

  Total debt is denominated in the following currencies:

                                           EXCHANGE RATE
                                        AT DECEMBER 31, 1997   1996      1997
                                        -------------------- --------- ---------
                                           (UNITS OF ONE
                                          BRAZILIAN REAL)
   Brazilian Reais.....................         1.0000         869,862 1,079,895
   US dollars..........................         1.1164         467,433   287,785
   Italian lira........................      0.0006342         173,504   150,006
                                                             --------- ---------
                                                             1,510,799 1,517,686
   Accrued interest....................                         64,608   105,867
                                                             --------- ---------
                                                             1,575,407 1,623,553
                                                             ========= =========

  The Companies do not hedge their foreign currency liabilities.

E. CREDIT AGREEMENT DEFAULTS

  The Companies are party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, and the privatization of the Companies constituted, an event of default under such credit agreements. In addition, most of the Companies' other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Companies' debt is in default or accelerated. Approximately R$133,055 of the Companies' outstanding debt as of December 31, 1997 is in default as a result of the privatization. The Companies are currently in negotiations with the appropriate creditors with respect to this indebtedness.

  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Companies be unable to renegotiate its credit agreements. The Companies believe that once the privatization is finalized, the Companies' creditors will renegotiate the terms of these credit agreements and/or provide appropriate waivers regarding such defaults.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


20. PROVISIONS FOR CONTINGENCIES

  The Companies are party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Companies have provided for the amounts to cover the estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Companies, would not have a material adverse effect on the Companies' financial condition.

  The components of the charge included in the combined statements of income for contingent liabilities are as follows:

                                                             1995   1996   1997
                                                            ------ ------ ------
   Additional provisions................................... 33,306 32,711 23,534
   Payments in excess of provisions........................ 25,104  4,511 18,432
                                                            ------ ------ ------
                                                            58,410 37,222 41,966
                                                            ====== ====== ======

  Provisions for contingent liabilities were as follows:

                                                                  1996    1997
                                                                 ------- -------
   Labor claims.................................................  92,340 111,707
   Disputed taxes...............................................  12,712  12,661
   Civil claims.................................................  10,335  14,553
                                                                 ------- -------
                                                                 115,387 138,921
                                                                 ======= =======
   Current......................................................  67,944  84,967
   Non-current..................................................  47,443  53,954

 Labor claims

  The provision for labor claims comprises management's estimate of the most probable loss in relation to various suits filed by current and former employees.

 Disputed taxes

  The determination of the manner in which the various federal, state and municipal Brazilian taxes apply to the operations of the Companies is subject to varying interpretations arising from the unique nature of the Companies' operations. Management believes that its interpretation of the Companies' tax obligations is substantially in compliance with legislation. Accordingly, any changes in the tax treatment afforded to the Companies' operations will be the result of new legislation or interpretive rulings of the tax authorities that will, in the opinion of management, not have any retroactive impact.

 Civil claims

  The civil claims relate mainly to disputes with suppliers of telecommunications equipment over price escalation clauses in their contracts.

 Taxes-ICMS on activation fees and other services

  On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax, to cover not only telecommunications services but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


  The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. Accordingly, no provision for such taxes has been made in the accompanying consolidated financial statements.

  There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax were applied retroactively for five years, to the discontinued cellular operations at rates ranging from 17% to 37%, it would have a material negative impact on the financial condition and results of operations of the Company.

 Other

  Telebras, the legal predecessor of the Companies, is a defendant in a number of legal proceedings and subject to other claims and contingencies. Any claims against Telebras which are not satisfied by Telebras could result in claims against the Companies or the Holding Company. Management believes that the chances of any such claims materializing and having a material adverse financial effect on the Companies or the Holding Company are remote, and, therefore, no provision is made.

  Management believes it has meritorious defenses to all lawsuits and legal proceedings in which the Companies are defendants. Based on its evaluation of such matters, and after consideration of reserves established, management believes that the resolution of such matters will not have a material adverse effect on the Companies' financial position or results of operations.

21. PROVISION FOR PENSIONS

  The Companies participate in a multi-employer defined benefit pension and other post-retirement benefit plans administered by the Fundacao Telebras de Seguridade Social ("Sistel").

  Approximately 97% of the Companies' employees are covered by these plans. The Companies contributed and charged to expense R$115,341, R$113,105 and R$108,393 in 1995, 1996 and 1997, respectively, in respect of pension fund contributions. Information from the plans' administrators is not available to permit the Companies to determine their share of unfunded vested benefits, if any. Management has no intention of withdrawing from these plans, nor is there any intention to terminate the plans. As a member of a multi-employer plan, the Companies' contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Companies. The Companies are also contingently liable for the total obligations of the plans. The funded status of the Sistel Plan is presented below.

  As a member of the multi-employer plans, the Company's contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Company. The Company is also contingently liable for the total obligations of the plans. The funded status of the Sistel plan is presented below.

  The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

  Contributions to the plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary. A summary relating to the overall Sistel plan, in compliance with accounting principles generally accepted in Brazil, is as follows:

                                                             1996      1997
                                                           --------- ---------
   Accumulated pension and other post-retirement benefits
    obligations..........................................  3,235,223 3,775,898
   Other obligations.....................................    244,724   255,751
                                                           --------- ---------
     Total obligations...................................  3,479,947 4,031,649
                                                           ========= =========
   Combined plan assets:
    Interest bearing deposits............................  1,849,298 1,714,153
    Stocks and shares....................................  1,548,629 2,360,786
    Investment properties................................    376,805   363,305
    Loans to beneficiaries...............................    115,921   123,428
    Other investments....................................     56,229    52,195
                                                           --------- ---------
     Total plan assets...................................  3,946,882 4,613,867
                                                           ========= =========
   Excess of total plan assets over total obligations....    466,935   582,218
                                                           ========= =========

  In addition to the formal Sistel plan, the Company pays pension benefits to 761 former employees of CTB, a predecessor company, in accordance with agreements approved in 1971 and 1972. The Company accounts for the expense of this agreement on the cash basis because it believes that the actuarially computed liability and the annual expense are not material to its financial position or results of operations.

22. SHAREHOLDERS' EQUITY

  The accompanying consolidated financial statements reflect the consolidated shareholders' equity of the Companies, after segregating as minority interests the participation of minority shareholders in each of the Companies at the historical percentages applicable to shareholders other than Telebras. The combined shareholders' equity has been segregated between capital, reserves and retained earnings.

23. EXPANSION PLAN CONTRIBUTIONS

  Expansion plan contributions are the means by which the Companies have financed the growth of their telecommunications network. The contributions were made by companies or individuals to be connected to the national telephone network. Such contributions were paid directly to the Companies and interest received, when payments were made in installments, was transferred to Telebras. The capital value received from the prospective telephone subscribers was treated as follows:

    . 80% was capitalized by the Companies in the name of Telebras, with the value per share issued to Telebras being equal to the equity value per share of each of the Companies at the end of the year preceding the capitalization.

    .20% was remitted by the Companies to Telebras in the month following receipt.

    . Until December 31, 1995 the total capital value received was indexed from the month of receipt to the date of the next audited balance sheet and then capitalized in the name of the prospective

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

       subscriber by Telebras or by the Companies, at a value per share equal to the equity value per share shown in the audited balance sheet. From January 1, 1996 indexation was no longer applied and, for contracts signed as from that date, Telebras or the Companies were allowed the option of using a market value per share, when that was higher than the equity value. Also, as from June 1995, the capitalization of expansion plan contributions was effected by the Companies issuing their own shares to expansion plan subscribers.

  Expansion plan contributions of R$344,099, R$924,365, and R$600,540 in 1995, 1996 and 1997, respectively, were received. Expansion plan contributions approved by the general meeting of shareholders for capitalization and transfer to shareholders' equity amounted to R$713,570, R$317,130 and R$1,180,793 in 1995, 1996 and 1997, respectively. The Companies' expansion plan contribution program has been terminated, with no new contracts being signed after June 30, 1997.

  In addition to the expansion plans which it promoted directly, the Companies also sponsored agreements between companies or individuals in a particular community and independent contractors who undertook to develop the telecommunications infrastructure required to connect them to the national telephone network (Community Expansion Plan). The companies or individuals paid the contractor. On completion of the project the Companies incorporated the completed equipment into their fixed assets at the appraised value and credited expansion plan contributions which are then treated in the same manner as the capital values received from prospective telephone subscribers, as described above.

24. TRANSACTIONS WITH RELATED PARTIES

  The principal related party transactions take place with Embratel in respect of long-distance telecommunications. The Companies have operating agreements with Embratel, which define the charge per minute for inter-or intrastate long-distance or international telephone calls with origin or destination in the area specified by the telecommunications concession granted to the Companies by the Federal Government. All charges to customers, including long-distance, are billed by the Companies, who transfer the long-distance portion of the charges to Embratel. As a result, the Companies normally have a payable to Embratel.

  Embratel and the cellular companies of Telebras must pay a network usage fee if they access end customers via the network of the Companies. In practical terms, even though the network usage fee includes the costs of a variety of network elements and services, the network usage fee primarily reflects the use of certain facilities of the Companies for which Embratel and the cellular companies do not have adequate substitutes, particularly the local loop between local exchanges and customers.

  In the past, the Companies shared revenues for interregional and international long-distance calls with Embratel rather than charging Embratel a network usage fee for the use of the Companies' network. Under this system, the Companies retained a fixed percentage of the revenues associated with such calls and paid the balance of the revenues associated with such calls to Embratel. This system was replaced on April 28, 1998 with the interconnection charge that had already been in place for interconnection of the Companies' network with cellular networks, under which the Companies charge for connection to their network and usage of their network.

  Additionally, as a result of telephone calls to and from the service areas of other telephone operators, the Companies have receivable and payable positions with other telecommunications service providers in Brazil within the Telebras group of companies relating to charges for the use of the networks belonging to those telecommunications service providers.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


  A summary of the balances and transactions with these related parties is as follows:

                                                                  1996    1997
                                                                 ------- -------
   Current assets:
     Trade accounts receivable..................................  19,087  11,352
     Other assets...............................................   5,960  26,643
   Non current assets...........................................
     Other assets...............................................     800   2,080
   Current liabilities:
     Loans and financing........................................ 628,623 614,768
     Accounts payable and accrued expenses......................  86,242  66,766
     Dividends.................................................. 258,042 365,054
   Non current liabilities:
     Loans and financing........................................ 678,337 703,463

                                                   1995      1996      1997
                                                 --------  --------  --------
   Net operating revenues.......................  123,050   192,714   347,281
   Cost of services.............................  114,584   237,550   449,487
   Operating expenses...........................  (12,633)  (30,449) (156,712)
   Net interest expense......................... (119,023) (126,064)  (93,107)

  Until the breakup of Telebras, the Companies and other companies of the Telebras system were required to contribute to the research and development center operated by Telebras and also conducted their own independent research and development. Following the breakup of Telebras, a private independently administered research and development center was established. Pursuant to an agreement signed in May 1998 between the research and development center and the Companies, the Companies are obligated to contribute R$128,600 to the center during the three year period ending May 2001.

  Additionally, Telebras charges a 1% per annum administration fee on the allocation to the Holding Company of debt originally contracted by Telebras. Telebras has also charged interest on inter company loans at a rate which is currently the interest rate on federal treasury bills plus 0.25%. These interest charges are included in the above table as net interest expense.

  Other related parties are Federal, State and Municipal Governments. Revenues from telephone calls made by government bodies and related organizations have not been included above because details of the type of telephone user were not maintained.

  The balances of amounts invested in government securities or through government controlled entities are:

                                                                  1996    1997
                                                                 ------- -------
   Cash and cash equivalents:
     Deposits with Banco do Brasil S.A.......................... 358,309 159,202

  The Companies believe that all the costs of doing business are reflected in the combined financial statements and that no additional expenditures will be incurred as a result of the cessation of the activities previously performed by Telebras.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


25. COMMITMENTS

  At December 31, 1997 the Companies had approximately the following capital expenditure commitments:

   EXPECTED YEAR OF EXPENDITURE
   1998............................................................... 1,038,000
   1999...............................................................    30,000

  These commitments are to be spent on continuing expansion and modernization of the system, transmission equipment and data transmission equipment.

26. INSURANCE

  At December 31, 1997, in the opinion of management, all significant and high risk assets and obligations were insured.

27. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

  Estimated fair values of the Companies' financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

  The fair value information as of December 31, 1996 and 1997 presented below is based on pertinent information available to management as of those dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts at December 31, 1996, such amounts have been fully indexed to December 31, 1997 and current estimates of fair values may differ significantly from the amounts shown.

  Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.

                                         1996      1996      1997      1997
                                         BOOK      FAIR      BOOK      FAIR
                                         VALUE     VALUE     VALUE     VALUE
                                       --------- --------- --------- ---------
   Assets:
     Other assets:
      Deferred and recoverable income
       tax............................   113,262    96,349   217,816   211,264
   Liabilities:
     Income taxes.....................   571,685   529,855   696,786   676,015
     Loans and financing:
      Loans payable to Telebras....... 1,306,960 1,287,804 1,318,231 1,316,094
      Other financing.................   268,447   262,531   305,322   309,991

 Cash, cash equivalents, customer accounts receivable and other assets, accounts payable and accrued liabilities.

  The carrying value of cash and cash equivalents, trade accounts receivable and other assets, accounts payable and accrued liabilities are a reasonable estimate of their fair values. Cash equivalents are represented

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

            NOTES TO THE COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

principally by overnight-deposits for which the fair values were also considered to be the same as the carrying value, as also trade accounts receivable, other assets, accounts payable and accrued liabilities.

 Loans and financing

  Interest rates that are currently available to the Companies for issuance of debt with similar terms and maturities were used to estimate fair value.

28. EVENTS SUBSEQUENT TO DECEMBER 31, 1997

 A. INCORPORATION OF THE CELLULAR COMPANIES

  At December 31, 1997, Telebras, through its operating subsidiaries, was the principal supplier of public telecommunications services in Brazil, which included being the leading provider of fixed-line telephone services. On January 30, 1998 as part of a separation of the telephone business between fixed and cellular operations by all of Telebras' subsidiaries, the Companies spun off the assets and liabilities at December 31, 1997 of their cellular telecommunications operations into separate companies. These new companies, the Cellular Companies, were incorporated on January 5, 1998.

 B. INCORPORATION OF TELE NORTE LESTE PARTICIPACOES S.A.

  On May 22, 1998 the shareholders of Telebras approved Telebras' division into twelve new holding companies using a procedure under Brazilian corporate law called a cisao ("spin-off"), whereby existing shareholders received shares in the new companies in proportion to their holdings in Telebras. The new companies contain the assets and liabilities previously recorded in the accounts of Telebras, except for the following, which will remain on the books of Telebras and not be allocated to the new holding companies:

  . approximately R$98,000 of net assets which have been attributed to a newly constituted research foundation that will take over the activities previously performed by the Telebras Campinas Research and Development Center, and,

  . approximately R$370,000 of net assets that will provide the funds required to liquidate Telebras, including approximately R$132,000 of retroactive dividends to be paid to the holders of new shares issued in April 1998, as a result of the resolution of the disputed capital increase of 1990, approximately R$50,000 of indemnity payments to employees and approximately R$87,000 of expenses arising out of the privatization process.

  In addition to approving the allocation of assets and liabilities to the new Holding Companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each new holding company, which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities for the formation of Tele Norte Leste Participacoes S.A. were established. After Telebras retained within its own shareholders equity sufficient retained earnings from which to pay dividends on its 1997 earnings and in settlement of dividends as a result of settlement of the 1990 disputed share increase, Telebras allocated to each New Holding Company, the balance of its retained earnings in proportion to the allocated total net assets. This value of allocated retained earnings does not represent the historical retained earnings of the Holding Companies and resulted in an increase of R$1,906,669 in relation to the Company's historical retained earnings. These values are shown in the "Spin-off from Telebras" column in the following table. The first column summarizes the December 31, 1997 consolidated historical balances of the Companies' consolidated balance sheets, and the "Holding Company Consolidated Statement" column summarizes the consolidated balance sheet of Tele Norte Leste Participacoes S.A. after the spin-off.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


  As a result of the legal structure of the spin-off and as allowed under Brazilian GAAP, a company formed as a result of a cisao will have such retained earnings in its balance sheet as the parent company shareholders' resolution adopting the cisao allocates from the parent company to the new company. Accordingly, upon formation, Tele Norte Leste Participacoes S.A.'s legal capital structure was defined by the resolutions approved by the Telebras shareholders' meeting of May 22, 1998 so that its shareholders' equity of R$10,044,081 includes retained earnings of R$3,188,998. The allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

  The "Adjustments and Eliminations" column includes (i) the elimination of the Holding Company investment in the Companies, (ii) the elimination of inter company loans, payables and receivables, (iii) the elimination of the net assets of the discontinued cellular operations and (iv) the elimination of the minority shareholdings in the discontinued cellular operations.

                             DECEMBER 31, 1997  SPIN-OFF  ADJUSTMENTS   HOLDING COMPANY
                                HISTORICAL        FROM        AND        CONSOLIDATED
                                 BALANCES       TELEBRAS  ELIMINATIONS     STATEMENT
                             ----------------- ---------- ------------  ---------------
   Assets
   Cash and cash equiva-
    lents..................        214,239        165,707         --         379,946
   Intercompany receiv-
    ables..................         37,995      1,110,139  (1,017,969)       130,165
   Other current assets....      1,139,347            --          --       1,139,347
                                ----------     ---------- -----------     ----------
       Total current as-
        sets...............      1,391,581      1,275,846  (1,017,969)     1,649,458
   Intercompany receiv-
    ables..................          2,080        737,985    (698,022)        42,043
   Other noncurrent as-
    sets...................         96,482            --          --          96,482
                                ----------     ---------- -----------     ----------
       Total noncurrent as-
        sets...............         98,562        737,985    (698,022)       138,525
   Investment in subsidiar-
    ies....................            --       8,021,211  (8,021,211)           --
   Other investments.......         14,717            --          --          14,717
   Advances for future cap-
    ital increase..........            --         308,425    (308,425)           --
   Property, plant and
    equipment..............     13,282,386         20,534         --      13,302,920
                                ----------     ---------- -----------     ----------
       Total permanent as-
        sets...............     13,297,103      8,350,170  (8,329,636)    13,317,637
   Discontinued opera-
    tions..................      1,848,554            --   (1,848,554)           --
                                ----------     ---------- -----------     ----------
   Total assets............     16,635,800     10,364,001 (11,894,181)    15,105,620
                                ==========     ========== ===========     ==========
   Liabilities
   Loans and financing.....        743,591            --     (620,209)       123,382
   Other...................      1,752,737                   (397,760)     1,354,977
                                ----------     ---------- -----------     ----------
       Total current lia-
        bilities...........      2,496,328            --   (1,017,969)     1,478,359
   Loans and financing.....        879,962            --     (698,022)       181,940
   Other...................        663,550            --          --         663,550
                                ----------     ---------- -----------     ----------
       Total noncurrent li-
        abilities..........      1,543,512            --     (698,022)       845,490
   Minority interest.......      2,730,761            --     (383,257)     2,347,504
   Share capital...........            --       3,741,151         --       3,741,151
   Capital and reserves....      8,204,179            --   (8,204,179)           --
   Income reserves.........            --       3,113,932         --       3,113,932
   Retained earnings.......      1,282,329      3,188,998  (1,282,329)     3,188,998
                                ----------     ---------- -----------     ----------
       Total shareholders'
        equity.............      9,486,508     10,044,081  (9,486,508)    10,044,081
   Expansion plan contribu-
    tions..................        378,691        319,920    (308,425)       390,186
                                ----------     ---------- -----------     ----------
   Total liabilities and
    shareholders' equity...     16,635,800     10,364,001 (11,894,181)    15,105,620
                                ==========     ========== ===========     ==========

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


  The separation of the fixed and cellular telecommunications business and the formation of the Holding Company have been accounted for as reorganizations of entities under common control in a manner similar to a pooling of interests. Brazilian corporate and tax law allows state controlled companies which are participating in the government's privatization program a three month delay between the accounting base date for a spin-off and the date on which the shareholders' meeting approves the spin-off, including the related accounting basis for the net assets spun-off. Furthermore, as allowed by Brazilian corporate law, the amount shown in the "Spin-off from Telebras" column as "Investment in subsidiaries" was determined based on the balance sheets of those subsidiaries as of December 31, 1997. As a result, the consolidated financial statements of the Holding Company for 1998 will include the results of operations and changes in financial condition of the subsidiaries from January 1, 1998 and the effects of the cash and other assets (principally intercompany receivables) allocated from Telebras as of March 1, 1998.

  The capital stock of the Holding Company is comprised of preferred shares and common shares, all without par value. At May 22, 1998, there were 210,029,997 thousand outstanding preferred shares (inclusive of 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras as discussed below) and 124,351,903 thousand outstanding common shares (net of 17,128 thousand common shares in treasury). The capital may be increased only by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders' meeting.

  The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the case of liquidation of the Holding Company.

  Under the Brazilian Corporation Law, the number of non-voting shares, such as the preferred shares, may not exceed two-thirds of the total number of shares.

  On June 7, 1990, the Board of Directors of Telebras authorized an increase in Telebras share capital by public offer. During the offer period the CVM initiated an investigation as to whether Brazilian securities law and regulations regarding the correct pricing of the new shares issued had been violated, because the shares were issued at a discount to equity value per share. After its investigation the CVM notified the Federal Prosecutor's Office that it believed no violation occurred since the price was established in line with market prices for Telebras' shares traded on the Brazilian stock exchanges. Nevertheless, the Federal Prosecutor decided to pursue the issue through judicial channels. In April 1998, resolution was reached on the disputed Telebras capital increase of 1990. In connection with the resolution Telebras issued 13,718,350 thousand shares of preferred stock.

 Dividends

  Pursuant to its By-laws, the Holding Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date (the "Mandatory Dividend"). The annual dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

  For purposes of Brazilian Corporation Law, and in accordance with Tele Norte Leste Participacoes S.A.'s By-laws, the "Adjusted Net Income" is an amount equal to Tele Norte Leste Participacoes S.A.'s net profits

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

adjusted to reflect allocations to or from (i) the statutory reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any.

  In addition, subsequent to December 31, 1997 an investigation relating to an increase in the share capital of Telebras by a 1990 public offering has concluded in favor of Telebras. Accordingly, Telebras has issued the 13,718 million preferred shares previously under investigation.
 C. NEW REGULATORY ENVIRONMENT

  On April 28, 1998, the revenue sharing regime used to divide interregional and international long-distance revenues between Embratel and the Companies was replaced with a network usage fee for interconnection, based on the terms of an interconnection agreement with Embratel which became effective in April 1998.

  The terms of this interconnection agreement, particularly pricing and technical requirements, will significantly affect the Companies' results of operations, competitive environment and capital expenditure policies. Under the current regulatory framework, all telecommunications service providers must provide interconnection services on a non-discriminatory basis. Subject to certain requirements, providers are free to negotiate the terms of interconnection but, in the event the parties fail to reach an agreement, Anatel will establish the terms of interconnection.

  The Companies do not expect the terms of the interconnection agreement to have a material impact on net income initially as reduced net operating revenues under the new structure are expected to be offset by a supplement per-minute rebate from Embratel called Parcela Adicional de Transicao ("PAT") that supplements the network usage charge. Under the General Plan on Concessions and Licenses, the fixed-line companies and Embratel, an affiliate providing long distance services, are prohibited from offering certain basic fixed-line telecommunications services until they fulfill certain specified obligations. Embratel is prohibited from offering local or cellular services and the regional fixed-line companies are prohibited from offering cellular, interregional long-distance and international long-distance services. After the privatization is effected, Embratel will be allowed to enter the market for intraregional long-distance service as a competitor to the regional fixed-line companies once the privatization of Telebras is completed.

 D. CHANGE IN CONTROL (UNAUDITED)

  On July 29, 1998, the Federal Government sold to eleven separate buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders control the New Holding Companies.


 29. SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN AND US GAAP

  The Companies' accounting policies comply with generally accepted accounting principles in Brazil ("Brazilian GAAP"). Accounting policies which differ significantly from generally accepted accounting principles in the United States of America ("US GAAP") are described below:

 A. DIFFERENT CRITERIA FOR CAPITALIZING AND DEPRECIATING CAPITALIZED INTEREST

  Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, under Brazilian GAAP as applied to companies in the telecommunications industry, interest attributable to construction-in-progress is computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to interest expense based on actual interest costs with the balance relating to own capital being credited to capital reserves.

  Under US GAAP, in accordance with the provisions of SFAS 34, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The US GAAP differences between the accumulated capitalized interest on disposals and in accumulated amortization on disposals relate to the differences between capitalized interest and related accumulated amortization under Brazilian and US GAAP which is included in the net book value of disposed property, plant and equipment.

  The effects of these different criteria for capitalizing and depreciating capitalized interest are presented below:

                                                                1996      1997
                                                              --------  --------
   CAPITALIZED INTEREST DIFFERENCE
   US GAAP capitalized interest:
     Interest which would have been capitalized and credited
      to income under US GAAP (Being interest incurred on
      loans from the Company's parent and from third
      parties, except in years where total loans exceeded
      total construction in progress, when capitalized
      interest is reduced proportionately)..................   202,857   180,028
     Difference in accumulated capitalized interest on
      disposals.............................................     2,600    12,673
                                                              --------  --------
                                                               205,457   192,701
                                                              --------  --------
   Less Brazilian GAAP capitalized interest:
     Interest capitalized and credited to income under
      Brazilian GAAP (Up to the limit of interest incurred
      on loans obtained for financing capital investments)..   (33,766) (126,824)
     Interest capitalized and credited to reserves under
      Brazilian GAAP (Difference between total capitalized
      interest and interest capitalized and credited to
      income)...............................................  (200,728) (192,711)
                                                              --------  --------
       Total capitalized interest under Brazilian GAAP (12%
        per annum, applied monthly to the balance of
        construction-in-progress)...........................  (234,494) (319,535)
                                                              --------  --------
   US GAAP Difference.......................................   (29,037) (126,834)
                                                              ========  ========
   AMORTIZATION OF CAPITALIZED INTEREST DIFFERENCE
     Amortization under Brazilian GAAP......................   181,590   209,386
     Less: Amortization under US GAAP.......................  (156,484) (174,414)
       US GAAP difference in accumulated amortization on
        disposals...........................................    (2,600)  (12,673)
                                                              --------  --------
     US GAAP Difference.....................................    22,506    22,299
                                                              ========  ========

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


 B. REVERSAL OF PROPOSED DIVIDENDS

  Under Brazilian GAAP proposed dividends are accrued for in the consolidated financial statements in anticipation of their approval at the shareholders' meeting. Under US GAAP, dividends are not accrued until they are formally declared.

 C. PENSION AND OTHER POST-RETIREMENT BENEFITS

  The Companies participate in a multi-employer plan ("Sistel") and provide for the costs of pensions and other post retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For the purposes of US GAAP, the Companies are considered to contribute to a multi-employer plan and consequently are required to disclose its annual contributions and the funded status of the plan in accordance with US GAAP.
Note 32 shows the funded status of Sistel. The provisions of SFAS 87 for the purposes of calculating the funded status were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

 D. ITEMS POSTED DIRECTLY TO SHAREHOLDERS' EQUITY ACCOUNTS

  Under Brazilian GAAP various items are posted directly to shareholders' equity accounts that under US GAAP would be posted to the income statement. Examples include capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. The posting of such items to shareholders' equity gives rise to adjustments in the consolidated statements of changes in shareholders' equity. Since the original postings to equity accounts would, under US GAAP, be made directly to the income statement, these adjustments must be included in the reconciliation of net income in accordance with US GAAP. The effects of changes in income tax rates posted directly to shareholders' equity accounts arise from applying increases or decreases in tax rates to the deferred tax liability relating to the special reserve arising from pre-1990 indexation adjustments to property, plant and equipment.

 E. EARNINGS PER SHARE

  Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Since the capital structure of the Holding Company was not in place at December 31, 1997, earning per share is not presented for Brazilian GAAP.

  In these combined financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share ("ADS") is equivalent to one thousand shares.

  As discussed in Note 1, the Holding Company was not formed until subsequent to December 31, 1997. For US GAAP purposes, the equity structure utilized for the earnings per share computations is that of the new entity formed in May 1998. The Holding Company's equity structure has been used for all years presented. At the date of formation, the Holding Company had 124,351,903 thousand common shares (net of 17,128 thousand common shares in treasury) and 196,311,647 thousand preferred shares outstanding (exclusive of the 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras).

  Since the preferred and common stockholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method. The "two-class" method is

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

  Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends up to a minimum of 6% of adjusted net income, as defined in the Company's by-laws (distributable net income) and the preferred shareholders portion of undistributed net income. Undistributed net income is computed by deducting preferred and common stock dividends from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Common stock dividends are calculated up to 25% of adjusted net income or an amount equal to the preferred stock dividend, whichever is less. Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the monthly weighted-average number of common and preferred shares outstanding during the period. The weighted average (thousand) shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since the dilutive share issue is that of the Holding Company's subsidiaries.

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share". This new statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

  The weighted-average number of common and preferred shares used in computing basic earnings per share for 1997 was 124,351,903 thousand and 196,311,647 thousand (exclusive of the 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras), respectively. The Companies have received certain contributions from customers or customers have independently paid suppliers of telecommunications equipment and services for the installation of fixed-line services. These amounts are reflected as "funds for capitalization" in the accompanying combined balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity. (See Note 23 to the combined financial statements). These activities are dilutive in nature to the shareholders of the Holding Company or the Companies, whether the shares to be issued are those of the Holding Company's subsidiaries, (which will impact the minority interest recognized) or of the company itself. If subsidiary shares had been issued historically, the reduction to net income to increase net earnings attributable to minority shareholders for 1996 and 1997 would have been R$89,666 and R$54,286, respectively.

  The Company's preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend of R$1.03 and R$1.69 per preferred share in 1996 and 1997, respectively. The preferred shareholders would share equally in the undistributed earnings of the Company in the amount of R$1.94 and R$2.15 per preferred share in 1996 and 1997, respectively.

  In April 1998, resolution was reached on the disputed capital increase of 1990 (see Note 28). In connection with the resolution, the Company issued 13,718,350 shares of preferred stock. For Brazilian GAAP, such shares are considered outstanding when issued. For US GAAP purposes, the weighted average share outstanding computation includes these shares as having been outstanding from 1990 as they were issued for services

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

provided in 1990 for no additional consideration, and, when issued, provided holders retroactively with the same rights to dividends as other shareholders who had held their shares since 1990.

  Earnings per share has been presented for net income only since interest income, certain interest expense and social contribution taxes have not been allocated between income from continuing operations and income from discontinued operations.

 F. DISCLOSURE REQUIREMENTS

  US-GAAP disclosure requirement differ from those required by Brazilian GAAP. However, in these combined financial statements, the level of disclosure has been expanded to comply with US GAAP.

 G. INCOME TAXES

  The Companies fully accrue for deferred income taxes on temporary differences between tax and reporting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS 109, "Accounting for Income Taxes", except in connection with the deferred income tax effects of indexation adjustments in 1996 and 1997 (see Note 2(a)(iii)). Under US GAAP the deferred tax effects of the 1996 and 1997 indexation for financial reporting purposes would be charged to income and social contribution taxes in the combined statement of income. Consequently, this is the only material difference in the implementation of SFAS 109 other than in relation to the US GAAP adjustments described in this note to the combined financial statements, and for the fact that deferred income taxes are shown gross rather than being netted as required by US GAAP. Additionally, for US GAAP purposes, deferred tax assets and liabilities are classified as current or non current based on the classification of the asset or liability attributing to the temporary difference.

 H. INTEREST INCOME (EXPENSE)

  Brazilian GAAP requires interest to be shown as part of operating income. Under US GAAP interest income (expense) would be shown after operating income.

 I. EMPLOYEES' PROFIT SHARE

  Brazilian GAAP requires employees' profit share to be shown as an appropriation of net income for the year. Under US GAAP employee profit sharing is included as an expense in arriving at operating income.

 J. PERMANENT ASSETS

  Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies. Under US GAAP the assets in this classification would be noncurrent assets.

  Losses on the disposal of permanent assets were R$28,371, R$47,703 and R$78,732 in 1995, 1996 and 1997, respectively. Such gains and losses were classified as non-operating income (expenses) for Brazilian GAAP. Under US GAAP such losses would reduce operating income.

 K. PRICE-LEVEL ADJUSTMENTS AND US GAAP PRESENTATION

  The effects of price-level adjustments have not been eliminated in the reconciliation to US GAAP, nor are the monetary gains or losses associated with the various US GAAP adjustments separately identified, because

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Brazilian and US accounting purposes.

 L. FUNDS FOR CAPITALIZATION

 i. Expansion plan contributions

  Under Brazilian GAAP expansion plan contributions received are included in the combined balance sheet below equity until proposed subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases. Until December 31, 1995 expansion plan contributions were indexed from the month received to the date of the next audited balance sheet and transferred to equity when capital stock was issued to the subscriber, at a value per share equal to the equity value per share shown on the latest audited balance sheet.

  From January 1, 1996 indexation was no longer applied and, for contracts signed as from that date, the Companies were allowed the option of using a value per share equal to the market value, when this is higher than the equity value. For US GAAP purposes, a portion of the expansion plan contributions would be allocated to shareholders' equity based on the market value of the shares to be issued to subscribers. The remainder of the expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress is completed.

 ii. Donations and subsidies for investments

  Under Brazilian GAAP, those amounts, which comprise principally the excess of the value of property, plant and equipment incorporated into the Companies' assets over the corresponding credits to expansion plan contributions received, are recorded as a credit to other capital reserves. For US GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

 M. LOANS AND FINANCING

  For US GAAP, loans and financing balances in default or expected to be in default within a year of the balance sheet date would be classified as current obligations unless creditors had provided the Company wavers for such defaults. For Brazilian GAAP, loan and financing balances in technical default are not always classified as current liabilities. A portion (R$133,055) of the Company's outstanding debt at December 31, 1997 is currently in default or is expected to be in default as a result of the privatization and accordingly, for US GAAP, would be classified as current liabilities.

 N. VALUATION OF LONG-LIVED ASSETS

  For US GAAP, effective January 1, 1996 the Companies adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with this standard, the company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard did not have a material effect on the Companies' results or financial condition.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


  Brazilian GAAP does not require discounting cash flow computation in order to determine potential asset impairment.

 O. RETAINED EARNINGS

  For Brazilian GAAP, a company formed as a result of a cisao may have retained earnings in its balance sheet if the parent company shareholders' resolution adopting the cisao allocates retained earnings from the parent company to the new company. Under U.S. GAAP, "retained earnings" allocated in the cisao would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as "distributable capital." As a result of the May 22, 1998 spin-off, the Company will have U.S. GAAP distributable capital of R$3,188,998.

 P. REVENUE RECOGNITION

  Until December 31, 1997, under both Brazilian and US GAAP, revenues from activation fees were recognized upon activation of a customer's services. Under US GAAP, effective January 1, 1998, net revenues from activation fees will be deferred and amortized over the estimated effective contract life.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


NET INCOME RECONCILIATION OF THE DIFFERENCES BETWEEN US AND BRAZILIAN GAAP

                                                          1996         1997
                                                       -----------  -----------
   Income from continuing operations before
    unallocated interest income/expense, taxes and
    minority interest as reported....................      809,337    1,109,280
   Add (deduct):
     Different criteria for:
      Capitalized interest...........................      (29,037)    (126,834)
      Amortization of capitalized interest...........       22,506       22,299
     Contributions to plant expansion:
      Amortization of deferred credit................       28,741       34,321
     Items posted directly to shareholders' equity:
      Interest on construction in progress...........      200,728      192,711
                                                       -----------  -----------
     US GAAP income from continuing operations before
      unallocated interest income/expense, income
      taxes and minority interests...................    1,032,275    1,231,777
                                                       -----------  -----------
     Income as reported from discontinued operations
      before unallocated interest income/expense,
      income taxes and minority interests............      679,409      788,790
     Effect of US GAAP differences on income from
      discontinued operations........................       24,292       29,208
                                                       -----------  -----------
     US GAAP income from discontinued operations
      before unallocated interest income/expense,
      income taxes and minority interests............      703,701      817,998
                                                       ===========  ===========
   Items relating to continuing and discontinued
    operations:
     Unallocated interest income.....................       45,373      126,554
     Unallocated interest expense....................     (121,374)    (128,544)
     Income and social contribution taxes............     (386,464)    (484,844)
     Minority interests, Brazilian GAAP basis........     (152,316)    (312,351)
     Add (deduct):
      Items posted directly to shareholder's equity:
       Effects of changes in income tax rates........       (7,742)      (7,673)
       Tax incentive investments credits.............       22,107       36,180
       Deferred tax on full indexation...............     (287,953)    (291,597)
      Deferred tax effects of the above adjustments:
       In respect of continuing operations...........       22,785       55,200
       In respect of discontinued operations.........        4,130          879
      Minority interests in the above adjustments....       79,881      188,685
                                                       -----------  -----------
   US GAAP net income................................      954,403    1,232,264
                                                       ===========  ===========
     Common shares--Basic............................         2.98         3.84
       Weighted average (thousand) common shares
        outstanding..................................  124,351,903  124,351,903
                                                       ===========  ===========
     Common shares--Diluted..........................         2.63         3.65
       Weighted average (thousand) common shares
        outstanding..................................  124,351,903  124,351,903
                                                       ===========  ===========
     Preferred shares--Basic.........................         2.98         3.84
       Weighted average (thousand) preferred shares
        outstanding..................................  196,311,647  196,311,647
                                                       ===========  ===========
     Preferred shares--Diluted.......................         2.63         3.65
       Weighted average (thousand) preferred shares
        outstanding..................................  196,311,647  196,311,647
                                                       ===========  ===========

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


EQUITY RECONCILIATION OF THE DIFFERENCES BETWEEN US AND BRAZILIAN GAAP

                                                         1996         1997
                                                      -----------  -----------
   Total shareholders' equity as reported...........    8,625,148    9,486,508
   Add (deduct):
     Different criteria for:
      Capitalized interest..........................     (257,670)    (384,504)
      Amortization of capitalized interest..........      239,010      261,309
     Reversal of proposed dividends.................      301,300      480,426
     Contributions to plant expansion:
      Amortization of deferred credit...............       60,000       94,321
      Subscribed capital stock......................      527,761     (192,057)
      Donations and subsidies for investment........       (9,060)     (18,409)
     Deferred tax effects of the above adjustments..      126,049      181,249
     Adjustments in respect of discontinued
      operations:
      Adjustments before income taxes...............      (42,788)     (45,452)
      Deferred tax effects of these adjustments.....       14,120       14,999
      Minority interests in the above adjustments...     (124,249)     (71,590)
                                                      -----------  -----------
     US GAAP shareholders' equity...................    9,459,621    9,806,800
                                                      ===========  ===========
   US GAAP Supplementary information:
     Total assets...................................   14,824,630   16,663,401
                                                      ===========  ===========
     Property, plant and equipment..................   25,809,036   27,626,074
     Accumulated depreciation.......................  (13,883,126) (14,466,883)
                                                      -----------  -----------
     Net property, plant and equipment..............   11,925,910   13,159,191
                                                      ===========  ===========

  The deferred tax effect of the US GAAP adjustments noted above would be classified mainly as a noncurrent asset in the balance sheet.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH
                                    US-GAAP

                                             CAPITAL    RETAINED
                                           AND RESERVES EARNINGS     TOTAL
                                           ------------ ---------  ----------
Balances at December 31, 1995.............  6,872,028   1,109,844   7,981,872
Expansion plan contributions:
 Received.................................    924,790         --      924,790
 Deferred credits.........................    (62,260)        --      (62,260)
Forfeited dividends.......................        --           29          29
Net income for the year...................        --      954,403     954,403
Realization of unrealized income..........    (81,751)     81,751         --
Transfers to reserves.....................     46,871     (46,871)        --
Dividends paid............................        --     (138,029)   (138,029)
Dividends declared but unclaimed..........        --       (3,675)     (3,675)
Minority interests on all movements in
 shareholders equity, except for net
 income...................................   (105,855)    (91,654)   (197,509)
                                            ---------   ---------  ----------
Balances at December 31, 1996.............  7,593,823   1,865,798   9,459,621
Expansion plan contributions:
 Received.................................    548,684         --      548,684
 Deferred credits.........................    (87,709)        --      (87,709)
Acquisition of treasury shares............        --         (153)       (153)
Forfeited dividends.......................        --          909         909
Net income for the year...................        --    1,232,264   1,232,264
Realization of unrealized income..........    (27,121)     27,121         --
Transfers to reserves.....................     69,757     (69,757)        --
Dividends paid............................        --     (265,245)   (265,245)
Dividends declared but unclaimed..........        --       (4,478)     (4,478)
Minority interests on all movements in
 shareholders equity, except for net
 income...................................   (782,433)   (294,660) (1,077,093)
                                            ---------   ---------  ----------
Balances at December 31, 1997.............  7,315,001   2,491,799   9,806,800
                                            =========   =========  ==========

30. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

 A. PENSION AND POST-RETIREMENT BENEFITS

  The Companies, together with other companies in the Telebras group, sponsor multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by Sistel. The funded status of the Sistel pension and other post-retirement benefit plans and the related actuarial assumptions in accordance with US GAAP are as follows:

                                                          1996        1997
                                                       ----------  ----------
   PENSION BENEFIT PLAN
   Funded status
     Accumulated benefit obligation:
      Vested..........................................  1,793,943   1,919,975
      Non vested......................................  3,250,909   3,479,300
                                                       ----------  ----------
       Total..........................................  5,044,852   5,399,275
                                                       ==========  ==========
     Projected benefit obligation.....................  6,636,907   7,258,074
     Fair value of plan assets........................ (3,430,572) (3,897,051)
                                                       ----------  ----------
     Projected obligation in excess of assets.........  3,206,335   3,361,023
                                                       ==========  ==========
   The actuarial assumptions used were as follows:
     Discount rate for determining projected benefit
      obligations.....................................       6.00%       6.00%
     Rate of increase in compensation levels..........       3.25%       3.25%
     Expected long-term rate of return on plan
      assets..........................................       6.00%       6.00%
   The above are real rates and exclude inflation.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)


 Amortization of the unrecognized liability at transaction: 18.94 years commencing on January 1, 1991.

                                                             1996       1997
                                                           ---------  ---------
             OTHER POST-RETIREMENT BENEFITS PLAN
   Funded status:
     Accumulated post-retirement benefit obligations:
      Retirees and dependents.............................   371,125    380,561
      Fully eligible active plan participants.............    32,631     34,589
      Other active plan participants......................   885,917    997,791
                                                           ---------  ---------
                                                           1,289,673  1,412,941
     Fair value of plan assets............................   (76,600)   (96,141)
                                                           ---------  ---------
     Funded status........................................ 1,213,073  1,316,800
                                                           =========  =========

 Amortization of the unrecognized liability at transition: 18.84 years commencing on January 1, 1992.

  Health care cost trend rates of increase were projected at annual rates excluding inflation ranging from 6.48% in 1998 decreasing to 2.00% in 2047. The effect of a one percent annual increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefits obligation at December 31, 1997 by R$237,063. Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension calculations.

  The funded status of the pension and post retirement plans under Brazilian and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and US GAAP.

  The net assets of the plans differ under Brazilian and US GAAP principally due to the accrual of income tax contingencies of the pension fund for US GAAP purposes in the amount of R$400,370 and R$487,269 in 1996 and 1997, respectively.

B. DEFERRED TAXES

  The deferred tax assets in Note 12 to these combined financial statements are shown net of valuation allowances of R$63,560 in 1996 and R$102,352 in 1997. Deferred tax assets are established in relation to temporarily disallowed items in the calculation of taxable profits and on tax losses when management believe that the results of future operations will generate sufficient taxable income to realize these deferred tax assets.

C. CONCENTRATION OF RISK

  The Companies are prohibited from investing any surplus cash balances in financial instruments other than government securities controlled by the Central Bank of Brazil or the Federal Government owned bank, Banco do Brasil S.A. There have been no losses in cash equivalents.

  Credit risk with respect to customer accounts receivable is diversified. The Companies continually monitor the level of customer accounts receivable and limit the exposure to bad debts by cutting access to the telephone network if any invoice is one month past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

  For conducting their business, the Companies are fully dependent upon the fixed-line telecommunications concession as granted by the Federal Government.

  Approximately 75% of all employees are members of state labor unions associated either with the Federacao Nacional dos Trabalhadores em Telecomunicacoes ("Fenattel"), or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes ("Fittel"). Management negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force expire in November 1998.

  There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies' operations.

D. NEW ACCOUNTING PRONOUNCEMENTS

SFAS NO. 130, "REPORTING COMPREHENSIVE INCOME"

  SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SFAS NO. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION"

  SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise's products or services; countries in which it earns revenues or hold assets, and major customers.

SFAS NO. 132, "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST-RETIREMENT BENEFITS"

  SFAS No. 132 revises and standardizes employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans.

The Company will comply with the requirements of SFAS No. 130, 131 and 132 in 1998.

                      TELE NORTE LESTE PARTICIPACOES S.A.

                                EXHIBIT VOLUME







                               SEPTEMBER 18, 1998

                      TELE NORTE LESTE PARTICIPACOES S.A.

                                 EXHIBIT INDEX

Exhibit
Number

  1.1      Charter of the Registrant

  1.2      Charter of the Registrant (English translation)

  2.1 Deposit Agreement dated as of July 27, 1998 among the Registrant, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder

  10.1 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements

  10.2 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service (Enqlish translation)

  10.3 Standard Concession Agreement for Domestic Long-Distance, Switched, Telephone Service and Schedule of Omitted Concession Agreements

  10.4 Standard Concession Agreement for Domestic Long-Distance, Switched, Telephone Service (English translation)

  23.1     Consent of KPMG Peat Marwick